     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 24, 1997

                                                      REGISTRATION NO. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         NEXTLINK COMMUNICATIONS, INC.
             (Exact name of registrant as specified in its charter)

               WASHINGTON                                   4813                                   91-1738221
      (State or other jurisdiction              (Primary Standard Industrial                    (I.R.S. Employer
           of incorporation)                    Classification Code Number)                   Identification No.)

                            ------------------------

  155 108TH AVENUE N.E., 8TH FLOOR, BELLEVUE, WASHINGTON 98004, (425) 519-8900
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                           R. BRUCE EASTER, JR., ESQ.
                        155 108TH AVENUE N.E., 8TH FLOOR
                           BELLEVUE, WASHINGTON 98004
                                 (425) 519-8900
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                         ------------------------------

                                WITH COPIES TO:

               BRUCE R. KRAUS, ESQ.                           ROBERT E. BUCKHOLZ, JR., ESQ.
             WILLKIE FARR & GALLAGHER                              SULLIVAN & CROMWELL
               ONE CITICORP CENTER                                   125 BROAD STREET
               153 EAST 53RD STREET                              NEW YORK, NEW YORK 10004
             NEW YORK, NEW YORK 10022                                 (212) 558-4000
                  (212) 821-8000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                            PROPOSED            PROPOSED
                                                                            MAXIMUM             MAXIMUM
                                                                            OFFERING           AGGREGATE
        TITLE OF EACH CLASS OF SECURITIES             AMOUNT TO BE         PRICE PER            OFFERING           AMOUNT OF
                TO BE REGISTERED                     REGISTERED (1)         NOTE(1)              PRICE          REGISTRATION FEE
   % Senior Notes due 2007.......................     $200,000,000            100%            $200,000,000          $60,606

(1) Estimated solely for purposes of determining the Registration Fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                             SUBJECT TO COMPLETION
                                 JULY 24, 1997

PROSPECTUS

                                                         [LOGO]
$200,000,000
NEXTLINK COMMUNICATIONS, INC.
   % SENIOR NOTES DUE 2007

The    % Senior Notes Due 2007 (the "Notes") of NEXTLINK Communications, Inc.
(the "Company") are being offered (the "Debt Offering") by the Company. The
Notes will mature on             , 2007. Interest on the Notes will be payable
semiannually on             and             of each year, beginning on
            , 1998. The Notes will be redeemable at the option of the Company,
in whole or in part, at any time on or after             , 2002, at the
redemption prices set forth herein plus accrued and unpaid interest, if any, to
the date of redemption. In the event that, on or before             , 2000, the
Company receives net proceeds from a sale of its Common Equity (as defined), up to a maximum of 33 1/3% of the aggregate principal amount of the Notes originally issued will, at the option of the Company, be redeemable from the net
cash proceeds of such sale at a redemption price equal to    % of the stated
principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption, PROVIDED, HOWEVER, that Notes in an aggregate principal amount equal to at least $133 million remain outstanding after such redemption. See "Description of Notes--Optional Redemption." Upon a Change of Control (as defined), holders of the Notes may require the Company to repurchase all or a portion of the Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. See "Description of Notes-- Covenants--Change of Control."

Concurrently with the Debt Offering, the Company is offering           shares
(          shares if the underwriters' over-allotment option is exercised in full) of Class A Common Stock of the Company (the "Class A Common Stock") to the public (the "Stock Offering" and, together with the Debt Offering, the "Offerings"). See "Use of Proceeds." Consummation of the Debt Offering is contingent upon consummation of the Stock Offering.

The Notes will be senior obligations of the Company, will rank PARI PASSU in right of payment with all existing and future senior obligations of the Company, including, without limitation, the Company's 12 1/2% Senior Notes due April 15, 2006 (the "12 1/2% Notes"), and will rank senior in right of payment to all future subordinated obligations of the Company. Holders of secured obligations of the Company, however, will have claims that are prior to the claims of the holders of the Notes with respect to the assets securing such other obligations. The Notes will be effectively subordinated to all existing and future indebtedness of the Company's subsidiaries. As of June 30, 1997, on a pro forma basis after giving effect to the Offerings, (i) the total amount of outstanding consolidated liabilities of the Company and its Subsidiaries (as defined herein), including trade payables, would have been approximately $591.8 million, $6.7 million of which would have been secured obligations (excluding the 12 1/2% Notes, which are secured by a pledge of $82.3 million of U.S. Treasury securities as of June 30, 1997) and (ii) the total amount of outstanding liabilities of the Company's Subsidiaries, including trade payables, would have been $23.9 million, of which $6.7 million represented secured obligations.

The Notes will be represented by one or more fully registered Global Securities registered in the name of the nominee of The Depository Trust Company, which will act as the depositary (the "Depositary"). Beneficial interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described herein, Notes in definitive form will not be issued. See "Description of Notes--Book-Entry System."

SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY POTENTIAL INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                        PRICE TO                  UNDERWRITING              PROCEEDS TO
                                        PUBLIC (1)                DISCOUNT                  COMPANY (2)
Per Note..............................                         %                         %                            %
Total.................................  $                         $                         $

(1) Plus accrued interest, if any, from             , 1997.

(2) Before deducting offering expenses payable by the Company, estimated to be
    $         .

The Notes are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Notes offered hereby will be made through the facilities of
The Depository Trust Company, on or about             , 1997.

SALOMON BROTHERS INC
                   MERRILL LYNCH & CO.
                                      BEAR, STEARNS & CO. INC.
                                                          TD SECURITIES

The date of this Prospectus is              , 1997.

[MAP OF THE UNITED STATES DEPICTING THE LOCATIONS OF THE COMPANY'S NETWORKS AND
                                MARKETS SERVED]

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVERALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. REFERENCE IS MADE TO, AND THIS PROSPECTUS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, THE MORE DETAILED INFORMATION, INCLUDING THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO, CONTAINED HEREIN. UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERMS "NEXTLINK" OR THE "COMPANY" REFER TO NEXTLINK COMMUNICATIONS, INC., A WASHINGTON CORPORATION, ITS CONSOLIDATED SUBSIDIARIES AND 40% MEMBERSHIP INTEREST IN TELECOMMUNICATIONS OF NEVADA, LLC, WHICH OPERATES A NETWORK THAT IS MANAGED BY THE COMPANY. ALL OPERATIONAL STATISTICS OF THE COMPANY INCLUDED IN THIS PROSPECTUS INCLUDE 100% OF THE OPERATIONAL STATISTICS OF TELECOMMUNICATIONS OF NEVADA, LLC. THE COMPANY IS THE SUCCESSOR TO NEXTLINK COMMUNICATIONS, L.L.C., A WASHINGTON LIMITED LIABILITY COMPANY THAT MERGED WITH AND INTO THE COMPANY EFFECTIVE JANUARY 31, 1997. ALL FINANCIAL AND OPERATIONAL DATA PRESENTED FOR PERIODS PRIOR TO JANUARY 31, 1997 RELATE TO NEXTLINK COMMUNICATIONS, L.L.C. CAPITALIZED TERMS USED IN THIS PROSPECTUS, WHICH ARE NOT OTHERWISE DEFINED HEREIN, HAVE THE RESPECTIVE MEANINGS ASCRIBED TO THEM IN THE GLOSSARY INCLUDED AS ANNEX A HERETO. INFORMATION IN THIS
PROSPECTUS, UNLESS OTHERWISE INDICATED, (I) GIVES EFFECT TO THE       FOR
             REVERSE STOCK SPLIT OF BOTH THE CLASS A COMMON STOCK AND THE CLASS B COMMON STOCK EFFECTED IN CONNECTION WITH THE STOCK OFFERING AND (II) ASSUMES THAT THE OVER-ALLOTMENT OPTION THAT HAS BEEN GRANTED TO THE UNDERWRITERS IN THE STOCK OFFERING WILL NOT BE EXERCISED.

                                  THE COMPANY

    NEXTLINK was founded in 1994 by Craig O. McCaw, its principal equity owner, to provide local facilities-based telecommunications services to its targeted customer base of small and medium-sized businesses. In July 1996, NEXTLINK became one of the first competitive local exchange carriers ("CLECs") in the United States to provide facilities-based switched local services under the Telecommunications Act of 1996 (the "Telecom Act"), which opened the entire local exchange market to competition. In each of the markets it serves, NEXTLINK seeks to become a principal competitor to the incumbent local exchange carrier ("ILEC") for its targeted customers by providing an integrated package of high quality local, long distance and enhanced telecommunications services at competitive prices.

    The market potential for competitive telecommunications services is large and growing. Industry sources estimate that in 1996 the total revenues from local and long distance telecommunications services were approximately $183 billion, of which approximately $101 billion were derived from local exchange services and approximately $82 billion from long distance services. Based upon FCC information, aggregate revenues for local and long distance services grew at a compounded annual rate of approximately 5.5% between 1991 and 1996. The Telecom Act, the FCC's issuance of rules for competition and pro-competitive policies developed by state regulatory commissions have created opportunities for new entrants, including the Company, to capture a portion of the ILEC's dominant, and historically monopoly controlled, market share of local services. The development of switched local services competition, however, is in its early stages, and the Company believes that CLECs currently serve fewer than 1% of the total business lines in the United States.

    The Company's targeted customer base within the national telecommunications market is small to medium-sized businesses, generally those businesses with fewer than 50 access lines. Based on consultants' reports, the Company estimates that as of year end 1996, there were approximately 170 million access lines nationwide, including approximately 55 million business lines.

    The Company develops and operates high capacity, fiber optic networks with broad market coverage in a growing number of markets across the United States. In its switched local service markets, the Company offers its customers a bundled package of local and long distance services and also offers dedicated transmission and competitive access services to long distance carriers and end users. In addition, NEXTLINK offers several non-network-based enhanced communications services to customers nationwide, including a variety of interactive voice response ("IVR") products and a virtual communications center for mobile professionals and workgroups.

    The Company currently operates 14 facilities-based networks providing switched local and long distance services in 23 markets in seven states. The Company anticipates that an additional three markets will be served by three additional networks by December 1997. These 26 markets, in addition to four other markets currently under development, have a total of approximately 8.0 million addressable business lines. The Company's goal is to add or expand markets and market clusters to increase its addressable business lines to approximately 11 million by the end of 1998.

    NEXTLINK is pursuing its targeted customer base in markets of all sizes. In larger markets, the Company has operational networks in Los Angeles and Philadelphia, and networks under development in Chicago and New York City. The Company also has operational networks in medium-sized markets such as Las Vegas and Nashville as well as smaller markets that have been clustered in Orange County, California and central Pennsylvania. The Company will enter larger markets on a stand-alone basis where it is economically attractive to do so and where competitive and other market factors warrant such entry. The Company also considers pursuing smaller markets where it can extend or cluster an existing network with relatively little incremental capital. The Company anticipates that the addressable business lines in the larger markets that it is currently operating and developing will represent the majority of the Company's addressable business lines by year end 1998.

    NEXTLINK has experienced significant growth in its customer base. NEXTLINK's customer access lines in service have increased from 8,511 access lines at December 31, 1996 to 17,409 access lines at June 30, 1997. In those markets where the Company has offered switched local services for at least 12 months, the Company has increased its access lines in service from 8,511 at December 31, 1996 to 15,450 at June 30, 1997. The Company has also achieved significant growth in the rate of quarterly installations of new customer access lines, from a total of 1,604 in the fourth quarter of 1996 to 6,153 in the second quarter of 1997. For those markets in which the Company has offered switched local services for at least 12 months, the rate increased from 1,604 installations in the fourth quarter of 1996 to 4,310 in the second quarter of 1997.

    NEXTLINK believes that a critical factor in the successful implementation of its strategy is the quality of its management team and their extensive experience in the telecommunications industry. The Company has built a management team that it believes is well suited to challenge the dominance of the ILECs in the local exchange market. Craig O. McCaw, the Company's founder and principal equity owner, Steven W. Hooper, the Company's Chairman of the Board, Wayne M. Perry, the Company's Vice Chairman and Chief Executive Officer, and James F. Voelker, the Company's President, each has 15 or more years of experience in leading companies in competitive segments of the telecommunications industry. In addition, the presidents of the Company's operating subsidiaries and the Company's senior officers have an average of 14 years of experience in the telecommunications industry. Mr. Hooper and Mr. Perry are the most recent additions to the NEXTLINK executive management team, both of whom were members of the senior management team at McCaw Cellular Communications, Inc. ("McCaw Cellular") during the years in which it became the nation's largest cellular telephone company. Following McCaw Cellular's sale to AT&T Corp. in 1994, Messrs. Perry and Hooper held senior executive positions at AT&T Wireless Services, Inc.

BUSINESS STRATEGY

    The Company has built an end user-focused, locally oriented organization dedicated to providing switched local and long distance telephone service at competitive prices to small and medium-sized businesses. The key components of the Company's strategy to become a leading provider of competitive telecommunications services and maximize penetration of its targeted customer base are:

        PROVIDE INTEGRATED TELECOMMUNICATIONS SERVICES TO SMALL AND MEDIUM-SIZED BUSINESSES. The Company primarily focuses its sales efforts for switched local and long distance services on small and medium-sized businesses and professional groups, those businesses having fewer than 50 business lines. The Company's market research indicates that these customers prefer a single source for all of their telecommunications requirements, including products, billing, installation, maintenance and customer service. The Company has chosen to focus on this segment based on its expectations that higher gross margins will generally be available on services provided to these customers as compared with larger businesses, and that ILECs may be less likely to apply significant resources towards retaining these customers. The Company expects to attract and retain these customers through a direct sales effort by offering: (i) bundled local and long distance services, as well as the Company's enhanced communications services; (ii) up to a 10% to 15% discount to comparable pricing by the ILEC, depending on the individual market; and
    (iii) responsive customer service and support provided on a local level.

        FOSTER DECENTRALIZED LOCAL MANAGEMENT AND CONTROL. The Company believes that its success will be enhanced by building locally based management teams that are responsible for the success of each of its operational markets. The Company has recruited experienced entrepreneurs and industry executives as presidents of each of the Company's operating subsidiaries, many of whom have previously built and led their own start-up telecommunications businesses. The local presidents and their teams are charged with achieving growth objectives in their respective markets and have decision making authority in key operating areas, including customer care, network growth and building connectivity, and managing the relationship and provisioning efforts with the ILEC. The Company has established an incentive based compensation policy for these management teams that is based upon the achievement of targeted growth and operational objectives. The Company believes that this local management focus will provide a critical competitive edge in customer acquisition and retention in each market.

        FURTHER DEVELOP EFFECTIVE DIRECT SALES AND CUSTOMER CARE
    ORGANIZATIONS. NEXTLINK is building a highly motivated and experienced direct sales force and customer care organization that is designed to establish a direct and personal relationship with its customers. The Company has expanded its sales force from 98 salespeople at year end 1996 to 150 salespeople at June 30, 1997. The Company expects to further increase its sales force to approximately 200 salespeople by year end 1997. Salespeople are given incentives through a commission structure that targets 40% of a salesperson's compensation to be based on performance. To ensure customer satisfaction, each customer will have a single point of contact for customer care who is responsible for solving problems and responding to customer inquiries. The Company has expanded its customer care organization from 36 customer care employees at year end 1996 to 81 customer care employees at June 30, 1997.

        CONTINUOUSLY IMPROVE PROVISIONING PROCESSES TO ACCELERATE REVENUE GROWTH. The Company believes that the immediate challenge for CLECs will be developing effective provisioning systems, which include the complex process of transitioning ILEC customers to the Company's network. Accordingly, the Company has begun to identify and will focus, as a key competitive strategy, on implementing best provisioning practices in each of its markets that will provide for rapid and seamless transitions of customers from the ILEC to the Company. To support the provisioning of its services, the Company has begun the long-term development of a comprehensive information technology platform geared toward delivering information and automated ordering and provisioning capability directly to the end-user as well as to the Company's internal staff. The Company believes that these practices and its comprehensive information technology platform, as developed, will provide the Company with a long-term competitive advantage and allow it to implement more rapidly switched local services in its markets and to shorten the time between the receipt of a customer order and the generation of revenues.

        DEVELOP HIGH CAPACITY FIBER OPTIC NETWORKS WITH BROAD MARKET
    COVERAGE. NEXTLINK has and intends to continue to approach network design with a long-term view focusing on three key elements. First, the Company designs and builds its networks to provide extensive coverage of those areas where the density of business lines is highest and to enable the Company to provide direct connections to a high percentage of commercial buildings and ILEC central offices situated near the network. Over time, this broad coverage is expected to result in a higher proportion of traffic that is both originated and terminated on the Company's networks, which should provide higher long-term operating margins. Second, the Company constructs high capacity networks that utilize large fiber bundles capable of carrying high volumes of voice, data, video and Internet traffic as well as other high bandwidth services. This strategy should reduce potential "overbuild" costs and provide added network capacity as the Company adds high bandwidth services in the future. In Atlanta, Chicago, New York and Newark, New Jersey, the Company will utilize leased dark fiber and fiber capacity to launch facilities-based services and begin building a customer base in advance of completing construction of its own fiber optic network in these markets. Third, the Company employs a uniform technology platform based on Nortel DMS 500 switches (ten of which are currently installed, including one switch that has been installed at the Company's testing and network operations control center, and an additional four of which are currently planned to be installed by the end of the first quarter of 1998), associated distribution technology and other common transmission technologies enabling the Company to (i) deploy features and functions quickly in all of its networks, (ii) expand switching capacity in a cost effective manner and
    (iii) lower maintenance costs through reduced training and spare parts requirements. The Company also utilizes unbundled loops from the ILEC to connect the Company's switch and network to end user buildings and is evaluating other alternatives for building connectivity, including wireless connections, for the "last mile" of transport.

        CONTINUE MARKET EXPANSION. The Company's goal is to add or expand markets and market clusters to increase its addressable business lines to approximately 11 million by the end of 1998. The Company anticipates continuing to expand into new geographic areas, including additional large markets, as opportunities arise either through building new networks, acquiring existing networks or acquiring or leasing dark fiber and fiber capacity. NEXTLINK also believes that its strategy of operating its networks in clusters (i) offers substantial advantages including economies of scale in management, marketing, sales and network operations, (ii) enables the Company to capture a greater percentage of regional traffic and to develop regional pricing plans, because the Company believes that a significant level of traffic terminates within 300 miles of its origination and (iii) provides opportunities in smaller markets that are too small to develop on a stand alone basis.

        OFFER ENHANCED COMMUNICATIONS SERVICES. NEXTLINK offers customers value-added services that are not dependent on the Company's local facilities. The Company believes that with these services it can establish a customer base in a market in advance of constructing network facilities as well as offer additional services in markets where the Company has constructed facilities. The Company plans to market its enhanced communications service offerings in all of its markets, as well as in areas of planned network expansion. This should increase the Company's visibility, develop customer relationships and assist the Company in attracting local exchange customers when it operates networks in these markets.

                               THE DEBT OFFERING

Gross Proceeds...............  $200,000,000

Securities Offered...........  $200,000,000 principal amount of    % Senior Notes due 2007
                               (the "Notes").

Issuer.......................  NEXTLINK Communications, Inc.

Issue Price..................       %

Maturity.....................            , 2007

Interest.....................  The Notes will accrue interest at the rate of    % per annum
                               from             , 1997, payable semi-annually in arrears on
                                           and             , commencing             , 1998.

Ranking......................  The Notes will be senior obligations of the Company, will rank PARI PASSU in right of payment with all existing and
                               future senior obligations of the Company and will rank
                               senior in right of payment to any future subordinated
                               obligations of the Company. Holders of secured obligations of the Company will, however, have claims that are prior to the claims of the holders of the Notes with respect to the assets securing such obligations. The Notes will be
                               effectively subordinated to all indebtedness and other
                               liabilities and commitments (including trade payables) of
                               the Company's subsidiaries. As of June 30, 1997, on a pro
                               forma basis (giving effect to the Debt Offering and the
                               application of the net proceeds thereof), (i) the total
                               amount of outstanding consolidated liabilities of the
                               Company, including trade payables, would have been
                               approximately $591.8 million, $6.7 million of which would
                               have been secured obligations (excluding the 12 1/2% Notes, which are secured by a pledge of $82.3 million of U.S.
                               Treasury securities as of June 30, 1997) and (ii) the total amount of outstanding liabilities of the Company's
                               subsidiaries, including trade payables, would have been
                               $23.9 million, $6.7 million of which would have been secured obligations. See "Covenants" below.

Optional Redemption..........  The Notes will be redeemable at the option of the Company,
                               in whole or in part, at any time on or after             ,
                               2002 at the redemption prices set forth herein plus accrued and unpaid interest, if any, to the date of redemption. In
                               the event that, on or before             , 2000, the Company
                               receives net proceeds from a sale of its Common Equity (as defined in the Indenture), up to a maximum of 33 1/3% of the aggregate principal amount of the Notes originally issued
                               will, at the option of the Company, be redeemable from the net cash proceeds of such sale at a redemption price equal
                               to    % of the principal amount thereof, plus accrued and
                               unpaid interest, if any, to the date of redemption,
                               PROVIDED, HOWEVER, that Notes in an aggregate principal
                               amount equal to at least $133 million remain outstanding
                               after such redemption.

Change of Control............  In the event of a Change of Control (as defined), holders of the Notes will have the right to require the Company to
                               purchase their Notes, in whole or in part, at a price equal to 101% of the principal amount thereof, plus accrued and
                               unpaid interest, if any, thereon to the date of purchase.

Covenants....................  The indenture pursuant to which the Notes will be issued
                               (the "Indenture") will contain certain covenants that, among other things, will limit the ability of the Company and its subsidiaries to incur additional indebtedness, issue stock in subsidiaries, pay dividends or make other distributions, repurchase equity interests or subordinated indebtedness,
                               engage in sale and leaseback transactions, create certain
                               liens, enter into certain transactions with affiliates, sell assets of the Company and its subsidiaries, and enter into certain mergers and consolidations. The Indenture contains provisions that allow for the modification and amendment of the covenants contained in the Indenture by a vote of
                               holders owning a majority of the Outstanding Notes (as
                               defined in the Indenture), including the covenant relating to a Change of Control, except during the pendency of an
                               Offer to Purchase (as defined). In addition, the holders of a majority in aggregate principal amount of the Outstanding
                               Notes, on behalf of all holders of Notes, may waive
                               compliance by the Company with certain restrictive
                               provisions of the Indenture. See "Description of the
                               Notes--Modification and Waiver".

Use of Proceeds..............  The Company intends to use substantially all of the net proceeds from the Debt Offering for expenditures relating to the expansion of existing networks and services, the
                               development and acquisition of new networks and services and the funding of operating losses and working capital. See
                               "Use of Proceeds."

Concurrent Stock Offering....  Concurrently with the Debt Offering, NEXTLINK is offering
                                     shares of Class A Common Stock (      shares if the
                               underwriters' over-allotment option is exercised in full).
                               The Debt Offering is conditioned upon the consummation of
                               the Stock Offering. See "Use of Proceeds."

    For additional information regarding the Notes, see "Description of the Notes" and "Certain United States Federal Income Tax Consequences."

                                  RISK FACTORS

    See "Risk Factors" for a discussion of certain factors which should be considered by potential investors.

          SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA
                             (DOLLARS IN THOUSANDS)

    The summary historical consolidated financial data presented below as of December 31, 1995 and 1996, for the period from inception (September 16, 1994) to December 31, 1994 and for the years ended December 31, 1995 and 1996 are derived from and qualified by reference to the audited Consolidated Financial Statements of the Company contained elsewhere in this Prospectus. The Company's Consolidated Financial Statements as of December 31, 1995 and 1996, for the period from inception (September 16, 1994) to December 31, 1994 and for the years ended December 31, 1995 and 1996, have been audited by Arthur Andersen LLP, independent public accountants. The summary historical consolidated financial data presented below as of March 31, 1997 and for the three months ended March 31, 1996 and 1997, have been derived from the unaudited Interim Consolidated Financial Statements of the Company. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31, 1997 are not necessarily indicative of the results that may be expected for the full year ended December 31, 1997. The operating data presented below are derived from the Company's records. All of the data should be read in conjunction with and are qualified by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Consolidated Financial Statements of the Company and notes thereto contained elsewhere in this Prospectus. The Company's financial results for the year ended December 31, 1996 and the three months ended March 31, 1997 include the results of ITC, which was acquired in December 1996, and Linkatel Pacific, L.P. ("Linkatel"), which was acquired in February 1997, from their respective dates of acquisition.

                                                        PERIOD FROM
                                                         INCEPTION                             THREE MONTHS ENDED
                                                      (SEPTEMBER 16,         YEAR ENDED
                                                         1994) TO           DECEMBER 31,           MARCH 31,
                                                      DECEMBER 31,      --------------------  --------------------
                                                           1994           1995       1996       1996       1997
                                                     -----------------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
Revenue............................................      $      --      $   7,552  $  25,686  $   5,370  $  10,067
Costs and expenses:
  Operating........................................            106          6,618     25,094      4,696      9,904
  Selling, general and administrative..............            232          9,563     31,353      5,516     13,274
  Deferred compensation............................             --            375      9,914         --        892
  Depreciation and amortization....................             14          3,458     10,340      1,829      4,406
                                                           -------      ---------  ---------  ---------  ---------
Loss from operations...............................           (352)       (12,462)   (51,015)    (6,671)   (18,409)
Interest income....................................             --             --     10,446        242      5,029
Interest expense...................................             --           (499)   (30,876)      (736)   (11,139)
                                                           -------      ---------  ---------  ---------  ---------
Loss before minority interests.....................           (352)       (12,961)   (71,445)    (7,165)   (24,519)
Minority interests.................................              3            230        344         49         96
                                                           -------      ---------  ---------  ---------  ---------
Net loss...........................................      $    (349)     $ (12,731) $ (71,101) $  (7,116) $ (24,423)
                                                           -------      ---------  ---------  ---------  ---------
                                                           -------      ---------  ---------  ---------  ---------
OTHER DATA:
Ratio of earnings to fixed charges(1)..............             --             --         --         --         --
EBITDA(2)..........................................      $    (338)     $  (8,629) $ (30,761) $  (4,842) $ (13,111)
Summary Cash Flow Information:
  Net cash used in operating activities............           (396)        (9,180)   (40,563)    (5,741)   (14,123)
  Net cash used in investing activities............           (600)       (35,417)  (227,012)   (17,389)  (114,322)
  Net cash provided by financing activities........          1,021         45,922    343,032     37,030    273,572
Capital expenditures, including acquisitions of
  businesses (net of cash acquired) and investments
  in affiliates (3)................................            600         49,230     85,872     24,144     60,687

                                                                                        AS OF MARCH 31, 1997
                                                                                       -----------------------
                                                                  AS OF DECEMBER 31,              AS ADJUSTED
                                                                 --------------------               FOR THE
                                                                   1995       1996      ACTUAL    OFFERINGS(4)
                                                                 ---------  ---------  ---------  ------------
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities(5)............  $   1,350  $ 124,520  $ 329,282   $  663,282
Working capital................................................     (6,232)   137,227    337,138      671,138
Property and equipment, net....................................     29,664     97,784    125,000      125,000
Total assets...................................................     53,461    390,683    649,707      989,707
Long-term debt and capital lease obligations, less current
  portion......................................................      1,590    356,262    355,879      555,879
14% Preferred Shares, net of issuance costs....................         --         --    280,803      280,803
Equity units subject to redemption.............................         --      4,950         --           --
Class B common stock subject to redemption.....................         --         --      4,950        4,950
Total shareholders' equity (deficit)...........................     36,719    (18,654)   (49,880)      90,120

                                                AS OF        AS OF          AS OF            AS OF          AS OF        AS OF
                                              MARCH 31,    JUNE 30,     SEPTEMBER 30,    DECEMBER 31,     MARCH 31,    JUNE 30,
                                                1996         1996           1996             1996           1997         1997
                                             -----------  -----------  ---------------  ---------------  -----------  -----------
OPERATING DATA(6):
Route miles(7).............................         496          801            900            1,080          1,355        1,595
Fiber miles(8).............................      39,681       42,217         55,701           66,046         90,378      117,464
On-net buildings connected(9)..............         206          277            299              403            449          459
Switches installed(10).....................           6            6              6                9             10           12
Access lines in service (11)...............       3,960        5,079          6,907            8,511         11,256       17,409
Employees..................................         255          387            456              568            679          845

------------------------

(1) For the period from inception (September 16, 1994) to December 31, 1994, for the years ended December 31, 1995 and 1996 and for the three months ended March 31, 1996 and 1997, earnings were insufficient to cover fixed charges during the periods presented by the amount of loss before minority interests of $352, $12,961, $71,445, $7,165 and $24,519, respectively.

(2) EBITDA consists of net loss before net interest expense, minority interests, depreciation, amortization and deferred compensation expense. EBITDA is commonly used to analyze companies on the basis of operating performance, leverage and liquidity. While EBITDA should not be construed as a substitute for operating income or a better measure of liquidity than cash flow from operating activities, which are determined in accordance with generally accepted accounting principles, it is included herein to provide additional information with respect to the ability of the Company to meet future debt service, capital expenditures and working capital requirements. See "Consolidated Statements of Cash Flows."

(3) Total capital expenditures, acquisitions, and investments in affiliates were funded as follows:

                                                      PERIOD FROM
                                                       INCEPTION                              THREE MONTHS ENDED
                                                    (SEPTEMBER 16,          YEAR ENDED
                                                       1994) TO            DECEMBER 31,           MARCH 31,
                                                     DECEMBER 31,      --------------------  --------------------
                                                         1994            1995       1996       1996       1997
                                                  -------------------  ---------  ---------  ---------  ---------
Cash expended...................................       $     600       $  35,417  $  72,042  $  17,389  $  60,687
Debt issued and assumed.........................              --           6,554      8,228      6,103         --
Equity issued...................................              --           7,259      5,602        652         --
                                                           -----       ---------  ---------  ---------  ---------
Total...........................................       $     600       $  49,230  $  85,872  $  24,144  $  60,687
                                                           -----       ---------  ---------  ---------  ---------
                                                           -----       ---------  ---------  ---------  ---------

(4) As adjusted to give effect to the net proceeds of the Offerings.

(5) Does not include at March 31, 1997 $102.9 million of pledged securities, which reduces semi-annually to zero by April 15, 1999, to secure payment obligations under the Company's 12 1/2% Senior Notes due April 15, 2006.

(6) The operating data for all periods subsequent to March 1996 include the statistics of the Las Vegas network, which the Company manages and in which the Company has a 40% membership interest.

(7) Route miles refers to the number of miles of the telecommunications path in which the Company-owned or leased fiber optic cables are installed.

(8) Fiber miles refers to the number of route miles installed along a telecommunications path, multiplied by the Company's estimate of the number of fibers along that path.

(9) Represents buildings physically connected to the Company's networks, excluding those connected by unbundled facilities. As of June 30, 1997, the Company had 1,284 buildings physically connected to its networks, including those buildings connected through unbundled facilities.

(10) As of December 31, 1996 and subsequent dates, switches installed include two long distance switches acquired in the ITC acquisition.

(11) Represents the number of access lines in service, including those lines which are provided through resale of Centrex services, for which the Company is billing services.

                                  RISK FACTORS

    Prospective investors should consider carefully, together with the other information contained in this Prospectus, the following factors:

LEVERAGE

    As of June 30, 1997, the Company's outstanding consolidated liabilities (including current portion) were $391.8 million and, as adjusted for the issuance of the Notes, the Company's outstanding consolidated liabilities (including current portion) would have been $591.8 million. Of the amount outstanding, (i) $350 million was outstanding under the 12 1/2% Notes, which will rank PARI PASSU with the Notes and (ii) approximately $23.9 million was outstanding pursuant to miscellaneous obligations of the Company's subsidiaries. The Indenture limits, but does not prohibit, the incurrence of additional indebtedness by the Company and its subsidiaries, and the Company may incur substantial additional indebtedness during the next few years. Additional indebtedness of the Company may rank PARI PASSU with the Notes in certain circumstances, while additional indebtedness of the subsidiaries effectively will rank senior to the Notes. See "Description of the Notes." The Company's ability to satisfy its obligations will be dependent upon its future performance, which is subject to prevailing economic conditions and financial, business, regulatory and other factors, including factors beyond the Company's control. There can be no assurance that the Company's operating cash flow will be sufficient to meet its debt service requirements or to repay the Notes or other indebtedness at maturity or that the Company will be able to refinance the Notes or other indebtedness at maturity. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    In addition, the Company's operating flexibility with respect to certain business matters is, and will continue to be, limited by covenants contained in the Indenture and the indenture relating to the 12 1/2% Notes. Among other things, these covenants limit the ability of the Company and its subsidiaries to incur additional indebtedness, create liens upon assets, apply the proceeds from the disposal of assets, make dividend payments and other distributions on capital stock and redeem capital stock. There can be no assurance that such covenants will not adversely affect the Company's ability to finance its future operations or capital needs or to engage in other business activities that may be in the interest of the Company. In addition, the terms of the Company's 14% Senior Exchangeable Redeemable Preferred Shares, par value $.01 per share (the "14% Preferred Shares") restrict the Company's ability to incur additional indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

HOLDING COMPANY STRUCTURE; UNSECURED OBLIGATIONS; EFFECTIVE SUBORDINATION OF THE
  NOTES

    The Company is a holding company which derives substantially all of its revenues from its subsidiaries. The Company intends to lend or contribute substantially all of the net proceeds from the sale of the Notes to certain of its subsidiaries.

    The Notes are not secured by any of the assets of the Company. The Indenture will permit certain indebtedness of the Company to be secured, including, among other things, purchase money indebtedness, which the Indenture will permit the Company to incur in unlimited amounts, and indebtedness up to $125 million under secured credit facilities. Holders of any secured indebtedness of the Company will have claims that are prior to the claims of the holders of the Notes with respect to the assets securing such other indebtedness. In addition, the Notes will be effectively subordinated to indebtedness and other liabilities and commitments (including trade payables) of the Company's subsidiaries. See "Description of the Notes--Covenants--Limitation on Consolidated Debt" and "--Limitation on Debt and Preferred Stock of Subsidiaries." As of June 30, 1997, $82.3 million of U.S. Treasury securities has been pledged to secure the Company's obligations under the 12 1/2% Notes.

    The Company will be dependent upon payments from its subsidiaries to generate the funds necessary to meet its obligations, including the payment of principal of and interest on the Notes. The ability of the Company's subsidiaries to make such payments will be subject to, among other things, the availability of sufficient cash and may be subject to restrictive covenants in future debt agreements. The Company's subsidiaries are party to certain capital lease obligations and the Company may borrow funds at the subsidiary level in the future.

NEGATIVE CASH FLOW AND OPERATING LOSSES; LIMITED HISTORY OF OPERATIONS

    The development of the Company's businesses and the installation and expansion of its networks require significant expenditures, a substantial portion of which must be made before any revenues may be realized. Certain of the expenditures are expensed as incurred, while certain other expenditures are capitalized. These expenditures, together with the associated early operating expenses, result in negative cash flow and operating losses until an adequate revenue base is established. There can be no assurance that an adequate revenue base will be established for any of the Company's networks. Since inception, the Company's operations have resulted in net losses of $0.3 million for the period from September 16, 1994 through December 31, 1994, $12.7 million for the year ended December 31, 1995, $71.1 million for the year ended December 31, 1996 and $24.4 million for the three months ended March 31, 1997. The Company will continue to incur significant expenditures in the future in connection with the acquisition, development and expansion of its networks, services and customer base. There can be no assurance that the Company will achieve or sustain profitability or generate positive cash flow in the future.

    The Company was formed in September 1994. A significant portion of the Company's revenue for the years ended December 31, 1995 and 1996 and for the three months ended March 31, 1997, was derived from the operations of the Company's IVR enhanced service offering, which operations were acquired by the Company in September 1995. Prospective investors, therefore, have very limited historical financial information upon which to base an evaluation of the Company's performance in the business which will be its principal focus in the future. The Company has only recently commenced operations as a single source service provider of telecommunications services. Given the Company's limited operating history, there can be no assurance that it will be able to compete successfully in the telecommunications business and to generate positive cash flow in the future.

SIGNIFICANT FUTURE CAPITAL REQUIREMENTS; SUBSTANTIAL INDEBTEDNESS

    Expansion of the Company's existing networks and services and the development and acquisition of new networks and services will require significant capital expenditures. The Company estimates that the cash required to fund its anticipated capital expenditures and operating losses (excluding acquisitions) for the second half of 1997 and for 1998 will approximate $370 million. The Company's anticipated growth subsequent to 1998 will require substantial additional capital. The Company will also continue to evaluate additional revenue opportunities in each of its markets and, as and when attractive additional opportunities develop, the Company plans to make capital investments in its networks that might be required to pursue such opportunities. The Company expects to meet its additional capital needs with the proceeds from credit facilities and other borrowings, the proceeds from sales of debt securities, the sale or issuance of equity securities and through joint ventures. There can be no assurance, however, that the Company will be successful in raising sufficient additional capital on terms that it will consider acceptable or that the Company's operations will produce positive cash flow in sufficient amounts to service its debt and to pay cash dividends on the 14% Preferred Shares. Failure to raise and generate sufficient funds may require the Company to delay or abandon some of its planned future expansion or expenditures, which could have a material adverse effect on the Company's growth and its ability to compete in the telecommunications services industry. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    The Company expects to incur substantial additional indebtedness (including secured indebtedness) during the next few years to finance the acquisition, construction and expansion of networks, the purchase of additional switches, the offering of switched local and long distance services, the introduction of other new service offerings and the development and implementation of a comprehensive information technology platform. As of June 30, 1997, after giving pro forma effect to the Debt Offering, the amount of total consolidated liabilities of the Company would have been approximately $591.8 million.

    The future funding requirements discussed above are based on the Company's current estimates. There can be no assurance that actual expenditures and funding requirements will not be significantly higher or lower.

RISKS ASSOCIATED WITH IMPLEMENTATION OF GROWTH STRATEGY

    The expansion and development of the Company's operations (including the construction and acquisition of additional networks) will depend on, among other things, the Company's ability to assess markets, identify, finance and complete suitable acquisitions, design fiber optic network backbone routes, install fiber optic cable and facilities, including switches, and obtain rights-of-way, building access rights and any required government authorizations, franchises and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions. In addition, the Company has experienced rapid growth since its inception, and the Company believes that sustained growth places a strain on operational, human and financial resources. In order to manage its growth, NEXTLINK must continue to improve its operating and administrative systems including the continued development of effective systems relating to ordering, provisioning and billing for telecommunications services. NEXTLINK must also continue to attract and retain qualified managerial, professional and technical personnel. As a result, there can be no assurance that the Company will be able to implement and manage successfully its growth strategy. The Company's growth strategy also involves the following risks:

    QUALIFIED PERSONNEL. NEXTLINK believes that a critical component for its success will be the attraction and retention of qualified managerial, professional and technical personnel. During 1997 the Company has experienced significant competition in the attraction and retention of personnel that possess the skill sets that the Company is seeking. Although the Company has been successful in attracting and retaining qualified personnel, there can be no assurance that NEXTLINK will not experience a shortage of qualified personnel in the future.

    SWITCH AND EQUIPMENT INSTALLATION. An essential element of the Company's current strategy is the provision of switched local service. There can be no assurance that the installation of the required switches, fiber optic cable and associated electronics necessary to implement the Company's business plan will continue to be completed on time or that, during the testing of these switches and related equipment, the Company will not experience technological problems that cannot be resolved. The failure of the Company to install and operate successfully additional switches and other network equipment could have a material adverse effect upon the Company's ability to enter additional markets as a single source provider of telecommunications services.

    INTERCONNECTION AGREEMENTS. The Company has agreements for the interconnection of its networks with the networks of the ILEC covering each market in which NEXTLINK either has or is constructing a network, with the exception of those markets in Illinois, New York, Georgia and New Jersey. NEXTLINK may be required to negotiate new, or renegotiate existing interconnection agreements as it enters new markets in the future. There can be no assurance that the Company will successfully negotiate such other agreements for interconnection with the ILEC or renewals of existing interconnection agreements. The failure to negotiate required interconnection agreements could have a material adverse effect upon the Company's ability to enter rapidly the telecommunications market as a single source provider of telecommunications services.

    ORDERING, PROVISIONING AND BILLING. The Company has developed processes and procedures and is working with external vendors, including the ILECs, in the implementation of customer orders for services, the provisioning, installation and delivery of such services and monthly billing for those services. In connection with its development of a comprehensive information technology platform, the

Company is developing automated internal systems for processing customer orders, provisioning and billing. The failure to develop effective internal processes and systems for these service elements or the failure of the Company's current vendors or the ILECs to deliver effectively ordering, provisioning (including establishing sufficient capacity and facilities on the ILECs' networks to service the Company) and billing services could have a material adverse effect upon the Company's ability to achieve its growth strategy.

    PRODUCTS AND SERVICES. The Company expects to continue to enhance its systems in order to offer its customers switched local services and other enhanced products and services in all of its networks as quickly as practicable and as permitted by applicable regulations. The Company believes its ability to offer, market and sell these additional products and services will be important to the Company's ability to meet its long-term strategic growth objectives, but is dependent on the Company's ability to obtain the needed capital, additional favorable regulatory developments and the acceptance of such products and services by the Company's customers. No assurance can be given that the Company will be able to obtain such capital or that such developments or acceptance will occur.

    ACQUISITIONS. The Company intends to use the net proceeds of the Offerings to expand its networks and service offerings through internal development and acquisitions. Such acquisitions, if made, could divert the resources and management time of the Company and would require integration with the Company's existing networks and services. There can be no assurance that any such acquisitions will occur or that any such acquisitions, if made, would be on terms favorable to the Company or would be successfully integrated into the Company's operations.

NEED TO OBTAIN AND MAINTAIN PERMITS AND RIGHTS-OF-WAY

    In order to acquire and develop its networks the Company must obtain local franchises and other permits, as well as rights to utilize underground conduit and aerial pole space and other rights-of-way and fiber capacity from entities such as ILECs and other utilities, railroads, long distance companies, state highway authorities, local governments and transit authorities. There can be no assurance that the Company will be able to maintain its existing franchises, permits and rights or to obtain and maintain the other franchises, permits and rights needed to implement its business plan on acceptable terms. Although the Company does not believe that any of the existing arrangements will be canceled or will not be renewed as needed in the near future, cancellation or non-renewal of certain of such arrangements could materially adversely affect the Company's business in the affected metropolitan area. In addition, the failure to enter into and maintain any such required arrangements for a particular network, including a network which is already under development, may affect the Company's ability to acquire or develop that network. See "Business--Company Network Architecture."

COMPETITION

    In each of the markets served by the Company's networks, the Company competes principally with the ILEC serving that area. ILECs are established providers of local telephone services to all or virtually all telephone subscribers within their respective service areas. ILECs also have long-standing relationships with regulatory authorities at the federal and state levels. While recent FCC administrative decisions and initiatives provide increased business opportunities to telecommunications providers such as the Company, they also provide the ILECs with increased pricing flexibility for their private line and special access and switched access services. In addition, with respect to competitive access services (as opposed to switched local exchange services), the FCC recently proposed a rule that would provide for increased ILEC pricing flexibility and deregulation for such access services either automatically or after certain competitive levels are reached. If the ILECs are allowed by regulators to offer discounts to large customers through contract tariffs, engage in aggressive volume and term discount pricing practices for their customers, and/or seek to charge competitors excessive fees for interconnection to their networks, the income of competitors to the ILECs, including the Company, could be materially adversely affected. If future regulatory decisions afford the ILECs increased access services pricing flexibility or other regulatory relief, such decisions could also have a material adverse effect on competitors to the ILEC, including the Company.

    The Company also faces, and expects to continue to face, competition from other current and potential market entrants, including long distance carriers seeking to enter, reenter or expand entry into the local exchange market place such as AT&T Corp. ("AT&T"), MCI Communications Corporation ("MCI") and Sprint Corporation ("Sprint"), and from other CLECs, competitive access providers ("CAPs"), cable television companies, electric utilities, microwave carriers, wireless telephone system operators and private networks built by large end-users. In addition, a continuing trend toward combinations and strategic alliances in the telecommunications industry could give rise to significant new competitors. The Telecom Act includes provisions which impose certain regulatory requirements on all local exchange carriers, including competitors such as the Company, while granting the FCC expanded authority to reduce the level of regulation applicable to any or all telecommunications carriers, including ILECs. The manner in which these provisions of the Telecom Act are implemented and enforced could have a material adverse effect on the Company's ability to successfully compete against ILECs and other telecommunications service providers. The Company also competes with equipment vendors and installers, and telecommunications management companies with respect to certain portions of its business. Many of the Company's current and potential competitors have financial, personnel and other resources, including brand name recognition, substantially greater than those of the Company, as well as other competitive advantages over the Company.

    The Company also competes with long distance carriers in the provision of long distance services. Although the long distance market is dominated by four major competitors, AT&T, MCI, Sprint and WorldCom, Inc., hundreds of other companies also compete in the long distance marketplace.

REGULATION

    The Company is subject to varying degrees of federal, state and local regulation. The Company is not currently subject to price cap or rate of return regulation, nor is it currently required to obtain FCC authorization for the installation, acquisition or operation of its network facilities. Further, the FCC has determined that non-dominant carriers, such as the Company and its subsidiaries, are not required to file interstate tariffs for interstate access and domestic long distance service on an ongoing basis. On February 13, 1997, the United States Court of Appeals for the District of Columbia granted motions for a stay of the FCC detariffing order pending judicial review of that order. The result of this stay is that carriers must continue to file tariffs for interstate long distance services. The FCC requires the Company and its subsidiaries to file interstate tariffs on an ongoing basis for interstate traffic, international traffic and access services. The Company's subsidiaries that provide or will provide intrastate services are also generally subject to certification and tariff or price list filing requirements by state regulators. Although passage of the Telecom Act should result in increased opportunities for companies that are competing with the ILECs, no assurance can be given that changes in current or future regulations adopted by the FCC or state regulators or other legislative or judicial initiatives relating to the telecommunications industry would not have a material adverse effect on the Company. In addition, although the Telecom Act provides incentives to the ILECs that are subsidiaries of Regional Bell Operating Companies ("RBOCs") to enter the long distance service market, there can be no assurance that these ILECs will negotiate quickly with competitors such as the Company for the required interconnection of the competitor's networks with those of the ILEC. On July 2, 1997, SBC Communications Inc. ("SBC") and its local exchange carrier subsidiaries filed a lawsuit in the United States District Court for the Northern District of Texas challenging on Constitutional grounds the Telecom Act restrictions applicable to the RBOCs only. The plaintiffs in the case seek both a declaratory judgment and an injunction against the enforcement of the challenged provisions. See "Business--Regulatory Overview."

    On May 8, 1997, the FCC released an order establishing a significantly expanded federal telecommunications subsidy regime which both increased the size of existing subsidies and created new subsidy funds. Although the FCC order describes a method for determining the amount the Company must contribute to support these subsidies, the Company is currently unable to quantify the amount of these payments that it will be required to make, or the effect that these required payments will have on its financial condition. In the May 8 order, the FCC also announced that it will soon revise its rules for subsidizing service provided to consumers in high cost areas. See "Business--Regulatory Overview."

    On July 18, 1997, the United States Court of Appeals for the Eighth Circuit overturned many of the rules the FCC had established pursuant to the Telecom Act governing the terms under which CLECs may, among other things, interconnect with ILECs, resell ILEC services, lease unbundled ILEC network elements and terminate traffic on ILEC networks. The Eighth Circuit decision substantially limits the FCC's jurisdiction and expands the state regulators' jurisdiction to set and enforce rules governing the development of local competition. As a result, it is more likely that the rules governing local competition will vary substantially from state to state. Most states, however, have already begun to establish rules for local competition that are consistent with the FCC rules overturned by the Eighth Circuit. If a patchwork of state regulations were to develop, it could increase the Company's costs of regulatory compliance and could make competitive entry in some markets more difficult and expensive than in others. See "Business--Regulatory Overview."

DEPENDENCE ON LARGE CUSTOMERS

    To date the Company has derived a substantial proportion of its revenues from certain large customers of its competitive access services and its IVR enhanced communication service offerings, the loss of one or more of which could have a material adverse effect on the Company's operating results. The Company's 10 largest customers accounted for approximately 66%, 51% and 29% of the Company's revenues in 1995 and 1996 and for the three months ended March 31, 1997, respectively. The Company does not have long-term service contracts with most of these customers. The Company will continue to be dependent upon a small number of customers for the majority of its revenues until such time, if any, as the Company generates substantial revenues from the provision of switched local and long distance communications services.

RAPID TECHNOLOGICAL CHANGES

    The telecommunications industry is subject to rapid and significant changes in technology. The effect on the Company of technological changes, including changes relating to emerging wireline and wireless transmission and switching technologies, cannot be predicted.

DEPENDENCE ON KEY PERSONNEL

    The Company's businesses are managed by a small number of key executive officers, the loss of certain of whom could have a material adverse effect on the Company. The Company believes that its future success will depend in large part on its ability to develop a large and sophisticated sales force and its ability to attract and retain highly skilled and qualified personnel. Most of the executive officers of the Company, including the presidents of its operating subsidiaries, do not have employment agreements. Although the Company has been successful in attracting and retaining qualified personnel, there can be no assurance that NEXTLINK will not experience a shortage of qualified personnel in the future.

VARIABILITY OF QUARTERLY OPERATING RESULTS

    As a result of the significant expenses associated with the expansion and development of its networks and services and the variability of the level of revenues generated through sales of NEXTLINK's IVR enhanced communications services, the Company anticipates that its operating results could vary significantly from period to period.

CONTROL BY CRAIG O. MCCAW; POTENTIAL CONFLICTS OF INTEREST

    Craig O. McCaw, primarily through his majority ownership and control of Eagle River Investments, L.L.C., a Washington limited liability company ("Eagle
River"), controls approximately    % of the Company's total voting power after
giving effect to the Stock Offering. It is anticipated that Eagle River will transfer its interest in the Company to OneComm, L.L.C., an entity that is controlled by Mr. McCaw. As a result, Mr. McCaw will have the ability to control the direction and future operations of the Company. In addition to his investment in the Company through Eagle River, Mr. McCaw has significant investments in other communications companies, including Nextel Communications, Inc., Teledesic Corporation, Cable Plus Inc. and AT&T, some of which could compete with the Company as a single source provider of telecommunications services or act as a supplier to the Company of certain telecommunications services. The Company does not have a noncompetition agreement with either Mr. McCaw or Eagle River.

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF NOTE PRICE

    Immediately prior to the Debt Offering, there was no public market for the Notes, and there can be no assurance that an active trading market for the Notes will develop or be sustained. If such a market were to develop, the Notes could trade at prices that may be higher or lower than their initial offering price depending upon many factors, including prevailing interest rates, the Company's operating results and the markets for similar securities. The Underwriters have advised the Company that they currently intend to make a market in the Notes; however, they are not obligated to do so and any market making may be discontinued at any time without notice. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Notes. There can be no assurance that the market for the Notes will not be subject to similar disruptions.

RISKS REGARDING FORWARD LOOKING STATEMENTS

    The statements contained in this Prospectus and in associated prior filings by the Company with the Securities and Exchange Commission which are not historical facts are "forward-looking statements" (as such term is defined in the Private Securities Litigation Reform Act of 1995), which can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "will", "should", or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. Management wishes to caution the reader that these forward-looking statements, such as the Company's plans to build and acquire networks in new areas, its anticipation of revenues from designated markets, and statements regarding the development of the Company's businesses, the markets for the Company's services and products, the Company's anticipated capital expenditures, regulatory reform and other statements contained herein regarding matters that are not historical facts, are only predictions. No assurance can be given that the future results will be achieved; actual events or results may differ materially as a result of risks facing the Company. Such risks include, but are not limited to, the Company's ability to successfully market its services to current and new customers, access markets, identify, finance and complete suitable acquisitions, design and construct fiber optic networks, install cable and facilities, including switching electronics, and obtain rights-of-way, building access rights and any required governmental authorizations, franchises and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions, as well as regulatory, legislative and judicial developments that could cause actual results to differ materially from the future results indicated; expressed or implied, in such forward-looking statements.

                                  THE COMPANY

    NEXTLINK Communications, L.L.C., the predecessor to the Company, was organized on September 16, 1994, to provide local facilities-based telecommunications services with a focus on delivering switched services to commercial customers. On January 31, 1997, NEXTLINK Communications, L.L.C. was merged with and into the Company, a Washington corporation. The principal executive offices of the Company are located at 155 108th Avenue N.E., 8th Floor, Bellevue, Washington 98004. The telephone number is (425) 519-8900.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Notes in the Debt Offering are estimated to be approximately $194 million after deduction of Underwriters' discounts and estimated expenses payable by the Company. The Company intends to use substantially all of the net proceeds from the Debt Offering for expenditures relating to the expansion of existing networks and services, the development and acquisition of new networks and services and the funding of operating losses and working capital. The Company has no agreement, agreement in principle, understanding or arrangement with any person to effect any material acquisition. See "Management's Decision and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business--The Company's Telecommunications Services." Pending such uses, the net proceeds to the Company will be invested in short-term, investment grade securities.

    Concurrently with the Debt Offering, the Company is offering       shares of
Class A Common Stock for net proceeds of approximately $140 million ($161.1 million if the underwriters' over-allotment option is exercised in full) pursuant to the Stock Offering. The consummation of the Debt Offering is contingent upon the consummation of the Stock Offering. The uses of proceeds from the Stock Offering by the Company are substantially the same as the Debt Offering. See "Management's Decision and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION
                             (DOLLARS IN THOUSANDS)

    The following table sets forth as of March 31, 1997, the actual capitalization of the Company and the capitalization of the Company as adjusted to reflect the Offerings. This table should be read in conjunction with the Selected Consolidated Financial and Operating Data and the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

                                                                                           AS OF MARCH 31, 1997
                                                                                         -------------------------
                                                                                                      AS ADJUSTED
                                                                                                        FOR THE
                                                                                           ACTUAL      OFFERINGS
                                                                                         -----------  ------------
Cash, cash equivalents and marketable securities(1)....................................  $   329,282   $  663,282
                                                                                         -----------  ------------
                                                                                         -----------  ------------
Current portion of long-term obligations and payable to affiliate......................        2,649        2,649
Capital lease obligations, less current portion........................................        5,879        5,879
12 1/2% Senior Notes due April 15, 2006................................................      350,000      350,000
      % Senior Notes due 2007..........................................................           --      200,000
                                                                                         -----------  ------------
  Total debt...........................................................................      358,528      558,528
                                                                                         -----------  ------------
Minority interests(2)..................................................................          212          212
14% Preferred Shares, par value $.01 per share, 25,000,000 shares authorized and
  5,700,000 shares issued and outstanding, net of issuance costs(3)....................      280,803      280,803
Class B Common Stock, par value $.01 per share, 1,178,128 shares issued and outstanding
  subject to redemption by the Company(4)..............................................        4,950        4,950
Shareholders' equity (deficit):
  Class A Common Stock, par value $.01 per share, 250,000,000 shares authorized and 0
    issued and outstanding (       shares issued and outstanding, as adjusted)(5)......           --      140,000
  Class B Common Stock, par value $.01 per share, stated at amounts paid in,
    100,000,000 shares authorized and 81,944,956 shares issued and outstanding(6)......       65,527       65,527
  Accumulated deficit..................................................................     (115,407)    (115,407)
                                                                                         -----------  ------------
    Total shareholders' equity (deficit)...............................................      (49,880)      90,120
                                                                                         -----------  ------------
    Total capitalization...............................................................  $   594,613   $  934,613
                                                                                         -----------  ------------
                                                                                         -----------  ------------

------------------------

(1) Does not include at March 31, 1997 $102.9 million of pledged securities, which reduces semi-annually to zero by April 15, 1999, to secure payment obligations under the Company's 12 1/2% Senior Notes Due April 15, 2006.

(2) Minority interests primarily represent a nominal equity investment in substantially all of the Company's subsidiaries from a company that is wholly owned by Craig O. McCaw.

(3) The Company has not ascribed any value to the Contingent Warrants to purchase an aggregate of 5% of each class of Junior Shares (as defined) of the Company on a fully diluted basis as of February 1, 1998 (the "Contingent Warrants"). The Contingent Warrants become exercisable on February 1, 1998, but will expire upon the consummation of the Stock Offering. Underwriting discounts and issuance costs in the offering of the 14% Preferred Shares were approximately $11 million.

(4) The Company has provided to the holders of these shares an option to require the Company to repurchase such shares at $8.79 per share beginning in the fourth quarter of 1999. Such repurchase obligation shall terminate if during the three year period commencing upon the 180th day after the date of this Prospectus, the average daily closing price of the Class A Common Stock during any consecutive 60 trading day period is greater than $8.79.

(5) Issued and outstanding does not include 4,569,244 shares of Class A Common Stock issuable upon exercise of outstanding options.

(6) Issued and oustanding does not include 3,571,364 shares of Class B Common Stock issuable upon exercise of an option granted to James F. Voelker.

         SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA
                             (DOLLARS IN THOUSANDS)

    The selected historical consolidated financial data presented below as of December 31, 1995 and 1996, for the period from inception (September 16, 1994) to December 31, 1994 and for the years ended December 31, 1995 and 1996 are derived from and qualified by reference to the audited Consolidated Financial Statements of the Company contained elsewhere in this Prospectus. The Company's Consolidated Financial Statements as of December 31, 1995 and 1996, for the period from inception (September 16, 1994) to December 31, 1994 and for the years ended December 31, 1995 and 1996, have been audited by Arthur Andersen LLP, independent public accountants. The summary historical consolidated financial data presented below as of March 31, 1997 and for the three months ended March 31, 1996 and 1997, have been derived from the unaudited Interim Consolidated Financial Statements of the Company. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31, 1997 are not necessarily indicative of the results that may be expected for the full year ended December 31, 1997. The operating data presented below are derived from the Company's records. All of the data should be read in conjunction with and are qualified by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Consolidated Financial Statements of the Company and notes thereto contained elsewhere in this Prospectus. The Company's financial results for the year ended December 31, 1996 and the three months ended March 31, 1997 include the results of ITC, which was acquired in December 1996, and Linkatel Pacific, L.P. ("Linkatel"), which was acquired in February 1997, from their respective dates of acquisition.

                                                        PERIOD FROM                            THREE MONTHS ENDED
                                                         INCEPTION           YEAR ENDED
                                                      (SEPTEMBER 16,        DECEMBER 31,           MARCH 31,
                                                         1994) TO       --------------------  --------------------
                                                     DECEMBER 31, 1994    1995       1996       1996       1997
                                                     -----------------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
Revenue............................................      $      --      $   7,552  $  25,686  $   5,370  $  10,067
Costs and expenses:
  Operating........................................            106          6,618     25,094      4,696      9,904
  Selling, general and administrative..............            232          9,563     31,353      5,516     13,274
  Deferred compensation............................             --            375      9,914         --        892
  Depreciation and amortization....................             14          3,458     10,340      1,829      4,406
                                                           -------      ---------  ---------  ---------  ---------
Loss from operations...............................           (352)       (12,462)   (51,015)    (6,671)   (18,409)
Interest income....................................             --             --     10,446        242      5,029
Interest expense...................................             --           (499)   (30,876)      (736)   (11,139)
                                                           -------      ---------  ---------  ---------  ---------
Loss before minority interests.....................           (352)       (12,961)   (71,445)    (7,165)   (24,519)
Minority interests.................................              3            230        344         49         96
                                                           -------      ---------  ---------  ---------  ---------
Net loss...........................................      $    (349)     $ (12,731) $ (71,101) $  (7,116) $ (24,423)
                                                           -------      ---------  ---------  ---------  ---------
                                                           -------      ---------  ---------  ---------  ---------
OTHER DATA:
Ratio of earnings to fixed charges(1)..............             --             --         --         --         --
EBITDA(2)..........................................      $    (338)     $  (8,629) $ (30,761) $  (4,842) $ (13,111)
Summary Cash Flow Information:
  Net cash used in operating activities............           (396)        (9,180)   (40,563)    (5,741)   (14,123)
  Net cash used in investing activities............           (600)       (35,417)  (227,012)   (17,389)  (114,322)
  Net cash provided by financing activities........          1,021         45,922    343,032     37,030    273,572
Capital expenditures, including acquisitions of
  businesses (net of cash acquired) and investments
  in affiliates (3)................................            600         49,230     85,872     24,144     60,687

                                                                                        AS OF MARCH 31, 1997
                                                                                       -----------------------
                                                                  AS OF DECEMBER 31,              AS ADJUSTED
                                                                 --------------------               FOR THE
                                                                   1995       1996      ACTUAL    OFFERINGS(4)
                                                                 ---------  ---------  ---------  ------------
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities(5)............  $   1,350  $ 124,520  $ 329,282   $  663,282
Working capital................................................     (6,232)   137,227    337,138      671,138
Property and equipment, net....................................     29,664     97,784    125,000      125,000
Total assets...................................................     53,461    390,683    649,707      989,707
Long-term debt and capital lease obligations, less current
  portion......................................................      1,590    356,262    355,879      555,879
14% Preferred Shares, net of issuance costs....................         --         --    280,803      280,803
Equity units subject to redemption.............................         --      4,950         --           --
Class B common stock subject to redemption.....................         --         --      4,950        4,950
Total shareholders' equity (deficit)...........................     36,719    (18,654)   (49,880)      90,120

                                                AS OF        AS OF          AS OF            AS OF          AS OF        AS OF
                                              MARCH 31,    JUNE 30,     SEPTEMBER 30,    DECEMBER 31,     MARCH 31,    JUNE 30,
                                                1996         1996           1996             1996           1997         1997
                                             -----------  -----------  ---------------  ---------------  -----------  -----------
OPERATING DATA(6):
Route miles(7).............................         496          801            900            1,080          1,355        1,595
Fiber miles(8).............................      39,681       42,217         55,701           66,046         90,378      117,464
On-net buildings connected(9)..............         206          277            299              403            449          459
Switches installed(10).....................           6            6              6                9             10           12
Access lines in service (11)...............       3,960        5,079          6,907            8,511         11,256       17,409
Employees..................................         255          387            456              568            679          845

------------------------

(1) For the period from inception (September 16, 1994) to December 31, 1994, for the years ended December 31, 1995 and 1996 and for the three months ended March 31, 1996 and 1997, earnings were insufficient to cover fixed charges during the periods presented by the amount of loss before minority interests of $352, $12,961, $71,445, $7,165 and $24,519, respectively.

(2) EBITDA consists of net loss before net interest expense, minority interests, depreciation, amortization and deferred compensation expense. EBITDA is commonly used to analyze companies on the basis of operating performance, leverage and liquidity. While EBITDA should not be construed as a substitute for operating income or a better measure of liquidity than cash flow from operating activities, which are determined in accordance with generally accepted accounting principles, it is included herein to provide additional information with respect to the ability of the Company to meet future debt service, capital expenditures and working capital requirements. See "Consolidated Statements of Cash Flows."

(3) Total capital expenditures, acquisitions, and investments in affiliates were funded as follows:

                                                      PERIOD FROM
                                                       INCEPTION                              THREE MONTHS ENDED
                                                    (SEPTEMBER 16,          YEAR ENDED
                                                       1994) TO            DECEMBER 31,           MARCH 31,
                                                     DECEMBER 31,      --------------------  --------------------
                                                         1994            1995       1996       1996       1997
                                                  -------------------  ---------  ---------  ---------  ---------
Cash expended...................................       $     600       $  35,417  $  72,042  $  17,389  $  60,687
Debt issued and assumed.........................              --           6,554      8,228      6,103         --
Equity issued...................................              --           7,259      5,602        652         --
                                                           -----       ---------  ---------  ---------  ---------
Total...........................................       $     600       $  49,230  $  85,872  $  24,144  $  60,687
                                                           -----       ---------  ---------  ---------  ---------
                                                           -----       ---------  ---------  ---------  ---------

(4) As adjusted to give effect to the net proceeds of the Offerings.

(5) Does not include at March 31, 1997 $102.9 million of pledged securities, which reduces semi-annually to zero by April 15, 1999, to secure payment obligations under the Company's 12 1/2% Senior Notes due April 15, 2006.

(6) The operating data for all periods subsequent to March 1996 include the statistics of the Las Vegas network, which the Company manages and in which the Company has a 40% membership interest.

(7) Route miles refers to the number of miles of the telecommunications path in which the Company-owned or leased fiber optic cables are installed.

(8) Fiber miles refers to the number of route miles installed along a telecommunications path, multiplied by the Company's estimate of the number of fibers along that path.

(9) Represents buildings physically connected to the Company's networks, excluding those connected by unbundled facilities. As of June 30, 1997, the Company had 1,284 buildings physically connected to its networks, including those buildings connected through unbundled facilities.

(10) As of December 31, 1996 and subsequent dates, switches installed include two long distance switches acquired in the ITC acquisition.

(11) Represents the number of access lines in service, including those lines which are provided through resale of Centrex services, for which the Company is billing services.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

    Since its inception in 1994, the Company has executed a strategy of constructing and acquiring fiber optic networks and acquiring related telecommunications businesses. Over this period, the Company has begun development or construction of, acquired, leased fibers or capacity on, or entered into agreements to acquire local telecommunications networks in 30 markets in 11 states.

    The Company's primary focus is providing switched local and long distance and enhanced communications services to small and medium-sized commercial end-user customers. As of July 21, 1997, the Company offered such services in 23 of its 30 markets. The Company expects to commence the offering of switched local and long distance services in an additional three markets by December 1997 and four additional markets in 1998. In addition, the Company plans to acquire, build or develop networks in new areas, expand its current networks, and also explore the acquisition or licensing of additional enhanced communications services and other telecommunications service providers. These efforts should allow the Company to increase its presence in the marketplace, and facilitate providing a single source solution for the telecommunications needs of its customers.

    The Company builds its networks to encompass the significant business concentrations in each area it serves, focusing on direct connections to end-user locations and ILEC central offices. The Company employs a uniform technology platform for each of its local exchange networks that is based on the Nortel DMS 500 digital local and long distance combination switching platform and associated distribution technology. As of July 21, 1997, the Company had nine operational Nortel DMS 500 switches and currently plans to install four additional switches by the end of the first quarter of 1998. The Company also has installed a Nortel DMS 500 switch in its NEXTLAB facility, a fully functional model of one of the Company's networks, which serves as a testing facility for switch software and the Company's products and services and will serve as the Company's network operations control center.

    The Company also provides enhanced communications services including: (i) interactive voice response services, which provide an interface between the Company's clients and their customers for a variety of applications; and (ii) Magic Number, the Company's virtual communications center that allows mobile professionals and workgroups to access a suite of commonly used communications services from any telephone in the public switched telephone network. Historically, the Company has derived a substantial proportion of its revenues from these services. As local and long distance revenues are expected to grow more rapidly than revenues for the Company's enhanced communications services, the Company anticipates that, over the next five years, local and long distance revenues will account for a significantly higher percentage of total revenues.

    The development of the Company's businesses and the construction, acquisition and expansion of its networks require significant expenditures, a substantial portion of which are incurred before the realization of revenues. These expenditures, together with the associated early operating expenses, result in negative cash flow until an adequate customer base is established. However, as the customer base grows, the Company expects that incremental revenues can be generated with decreasing incremental operating expenses, which may provide positive contributions to cash flow. The Company has made the strategic decision to build high capacity networks with broad market coverage, which initially increases its level of capital expenditures and operating losses. The Company believes that over the long term this will enhance the Company's financial performance by increasing the traffic flow over the Company's networks. The Company has recently entered into leased dark fiber and fiber capacity arrangements, which allow the Company, by installing one or more switches and related electronics, to enter a market prior to completing construction of its own fiber optic network.

    Prior to January 31, 1997, the Company was a limited liability company that was classified and taxed as a partnership for federal and state income tax purposes. As of January 31, 1997, the Company was subject to federal and state income tax.

RESULTS OF OPERATIONS

    THREE MONTHS ENDED MARCH 31, 1997 COMPARED WITH THREE MONTHS ENDED MARCH 31,
     1996

    Revenue increased 87% to $10.1 million for the first quarter of 1997, compared to $5.4 million in the same period in 1996. The increase was, in part, due to the acquisition of ITC, a switch-based long distance reseller based in Salt Lake City, Utah in December 1996, as well as 30% growth in local and long distance services (both switched and resale) and enhanced communications services. First quarter 1997 revenues increased 14% over pro forma fourth quarter 1996 revenues, considering inclusion of ITC revenues for both periods. The first quarter 1997 revenues included $4.5 million derived from local and long distance services (both switched and resale), $3.7 million derived from enhanced communications services and $1.9 million from competitive access and dedicated line services. This compares to $0.5 million derived from local and long distance services (both switched and resale), $3.2 million from enhanced communications services and $1.7 million from competitive access and dedicated line services during the first quarter of 1996. The Company's interactive voice response subsidiary contributed 30% and 56% of the Company's revenues during the first quarter of 1997 and 1996, respectively. The revenues generated by this subsidiary, while generally increasing over time, have tended to fluctuate on a quarter to quarter basis as the revenues are generally event driven and seasonal in nature.

    The Company began offering switched local and long distance services in seven of its markets in July 1996, an eighth market in January 1997, three additional markets including Cleveland and Columbus Ohio, as well as Las Vegas, in April 1997 and most recently in 12 additional markets, including Philadelphia, Los Angeles and cluster markets in Orange County, California in July 1997. As of March 31, 1997, the Company had 11,256 access lines in service. Revenues from the provision of such services are expected to continue to increase as a percentage of total revenues over future periods.

    Operating expenses consist of costs directly related to providing facilities-based network and enhanced communications services and also include salaries and benefits and related costs of operations and engineering personnel. Operating expenses increased 111% due to the effect of the ITC acquisition, an increase in network costs related to the provision of local, long distance and enhanced communications services and the Company's increase in employees as well as other related costs primarily to expand the Company's switched local and long distance service businesses in its existing and planned markets.

    Selling, general and administrative expenses ("SG&A") include salaries and related personnel costs, facilities expenses, sales and marketing, consulting and legal fees and equity in loss of affiliates. SG&A increased 141% due to the ITC acquisition, the Company's increase in employees as well as other related costs in order to expand the Company's switched local and long distance service businesses in its existing and planned markets.

    Deferred compensation expenses were recorded in connection with the Company's Equity Option Plan which was discontinued and replaced by the Company's Stock Option Plan in April 1997. The option grants under the Equity Option Plan were considered compensatory and were accounted for similar to stock appreciation rights. Compensation expense is recognized over the vesting periods based on the excess of the fair value of the options over their exercise prices.

    Depreciation expense increased primarily due to placement in service of additional telecommunications network assets, including switches, fiber optic cable, network electronics and related equipment. Amortization of intangible assets increased primarily as a result of the ITC acquisition in December 1996, as well as the acquisition of Linkatel, in February 1997.

    Interest expense during 1997 (net of $0.3 million capitalized) primarily reflects the interest expense associated with the 12 1/2% Notes. See "--Liquidity and Capital Resources." Pursuant to Statement of Financial Accounting Standards No. 34, the Company capitalizes a portion of its interest costs as part of the construction cost of its communications networks. Interest income results from investment of excess cash and certain securities that have been pledged as collateral for the 12 1/2% Notes.

    YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1995

    Revenue increased 240% to $25.7 million for 1996, compared to $7.6 million in 1995. The increase was due to recording a full year of revenue during 1996 for acquisitions completed during 1995 as well as growth in dedicated and enhanced communications services revenues. The 1996 revenues included $15.3 million derived from enhanced communications services, $6.4 million from competitive access and dedicated line services and $4.0 million from local and long distance services (both switched and resale). This compares to $3.4 million derived from enhanced communications services, $3.2 million from competitive access and dedicated line services and $1.0 million from local exchange resale services during 1995. The Company's interactive voice response subsidiary, which was acquired in September 1995, provided 52% of the Company's revenues during 1996, including one customer who accounted for 23% of the Company's total revenues. The revenues generated by this subsidiary, while generally increasing over time, have tended to fluctuate on a quarter to quarter basis as a substantial portion of the revenues are derived from a small number of customers and the revenues are generally event driven and seasonal in nature.

    The Company began offering switched local services in seven of its markets in July 1996. Revenues from the provision of local services, while not material during 1996, are expected to represent an increasing component of total revenues in future periods.

    Operating expenses increased 279% due to the effect of acquisitions and the Company's continued addition of employees as well as other related costs in order to expand the Company's switched local service businesses in its existing and planned markets. In addition, the Company experienced increased network costs related to the provision of local and long distance services.

    SG&A increased 228% due to acquisitions completed during 1995, the Company's continued addition of employees as well as other related costs in order to expand the Company's switched local service businesses in its existing and planned markets and to a lesser degree due to activities associated with the marketing of the Company's enhanced communications service offerings.

    Deferred compensation expenses are recorded in connection with the Company's Equity Option Plan. The option grants under this plan are considered compensatory and are accounted for similar to stock appreciation rights. The Company recorded noncash charges of $9.9 million and $0.4 million during 1996 and 1995, respectively, resulting from an increase in value of the underlying securities as well as the grant of additional options. See Note 10 to Consolidated Financial Statements.

    Depreciation expense increased during 1996 primarily due to placement in service of additional telecommunications network assets, including switches, fiber optic cable, network electronics and related equipment as well as due to acquisitions completed during 1995 and early 1996. Amortization of intangible assets increased as a result of acquisitions completed during 1995 and 1996.

    Interest expense during 1996 (net of $0.9 million capitalized) primarily reflects the interest expense associated with the 12 1/2% Notes. See "--Liquidity and Capital Resources." Pursuant to Statement of Financial Accounting Standards No. 34, the Company capitalizes a portion of its interest costs as part of the construction cost of its communications networks. Interest income results from certain securities that have been pledged as collateral for interest payments on the 12 1/2% Notes and investment of excess cash.

   YEAR ENDED DECEMBER 31, 1995 COMPARED WITH PERIOD FROM INCEPTION (SEPTEMBER 16, 1994) TO DECEMBER 31, 1994

    From inception through December 31, 1995, the Company acquired certain operating assets and one company. These acquisitions have been accounted for utilizing the purchase method of accounting, and accordingly, the Company's Consolidated Financial Statements include the results of operations of these acquisitions from the dates of acquisition. The acquired assets and liabilities were recorded at their estimated fair value on the acquisition dates, and appropriate amounts were allocated to intangible assets, including goodwill.

    The Company generated its first revenues, a total of $7.6 million, in 1995. Of these revenues, $3.2 million were derived from competitive access and dedicated line services, $1.0 million from local exchange resale services and $3.4 million from interactive voice response services.

    Operating expenses increased from $106,000 in 1994 to $6.6 million in 1995. This increase is due to the acquisitions described above and expansion of the business.

    SG&A increased from $232,000 in 1994 to $9.6 million in 1995. SG&A increased substantially as a result of acquisitions and the development of the Company's systems and structure to support the anticipated growth of its business.

    Depreciation increased from $6,500 in 1994 to $1.1 million in 1995 due to the added property, plant and equipment as a result of the acquisitions and expansion of the networks completed in 1995. Amortization of intangible assets increased from $7,000 in 1994 to $2.3 million in 1995 due to the acquisitions and the resulting increase in intangible assets.

    Interest expense was $499,000 in 1995 and related primarily to a note to Eagle River that was subsequently converted to contributed capital on December 1, 1995.

    Minority interest in net losses increased from $3,000 in 1994 to $230,000 in 1995, due to increases in losses and the addition of minority members' interest in certain of the Company's acquired subsidiaries. The net loss before minority interest was $13.0 million and the net loss was $12.7 million in 1995 compared to $352,000 and $349,000, respectively for 1994.

LIQUIDITY AND CAPITAL RESOURCES

    The competitive local telecommunications service business is a capital intensive business. The Company's existing operations have required and will continue to require substantial capital investment for the acquisition and installation of fiber, electronics and related equipment in order to provide switched services in the Company's networks and the funding of operating losses during the start-up phase of each market. In addition, the Company's strategic plan calls for expansion into additional market areas. Such expansion will require significant additional capital for: potential acquisitions of businesses or assets; design, development and construction of new networks; and the funding of operating losses during the start-up phase of each market. During the first quarter of 1997, the Company used $14.1 million in cash for operating activities, compared to $5.7 million for the same period in 1996. The increase was primarily due to a substantial increase in the Company's activities associated with the development and initiation of switched local and long distance services and, to a lesser degree, due to the activities associated with the Company's enhanced communications services operations. During the first quarter of 1997, the Company invested an additional $60.7 million in cash in property and equipment, acquisitions of telecommunications businesses and equity investments in telecommunications businesses. During the same period in 1996, the Company invested $17.4 million in cash in property and equipment and acquisitions of telecommunications assets and businesses.

    In June 1997, the Company entered into an eight year exclusive agreement, with an option to renew for five additional years, with a company that has excess fiber capacity in each of Atlanta, Chicago, New

York, Newark, New Jersey, and Philadelphia which it agreed to make available to the Company in each of those markets at a substantial discount to the wholesale rates charged by other vendors of capacity. In addition to the capacity arrangement described above, the Company also has entered into a 20-year lease of 1,692 fiber miles over an existing 47-mile fiber network in New York City, which extends from the Wall Street area north to midtown Manhattan. In June 1997, the Company paid $11 million in full satisfaction of its obligations under this lease, $6 million of which has been placed in escrow pending completion of certain building connections by the lessor. These arrangements will allow the Company to accelerate its entry into each of these markets by enabling the Company to avoid a significant portion of the infrastructure development and construction time that would otherwise be required to launch switched local and long distance services in these markets. Although these agreements have reduced the initial capital expenditures necessary to enter these markets, the Company has not as a result reduced its overall planned capital expenditures through 1998.

    In June 1997, the Company also executed a definitive agreement to acquire an existing fiber optic network in downtown Philadelphia in order to extend its existing network in Pennsylvania. The acquisition is subject to regulatory and other consents and is anticipated to be consummated by the end of 1997. During the interim period prior to closing, the Company is operating under a 36 fiber capacity agreement with the seller.

    On February 4, 1997, the Company completed the acquisition of substantially all of the assets of Linkatel, a Los Angeles-based competitive access telecommunications provider. At the time of acquisition, Linkatel operated an 80 mile fiber optic telecommunications network covering several markets in the Orange and Los Angeles county areas. The total purchase price of $42.5 million consisted of a cash payment of $36.1 million (including the release of $6.0 million which was deposited into escrow during 1996) plus the repayment of debt of $5.6 million and the assumption of net liabilities totaling $0.8 million.

    In January 1997, the Company obtained rights-of-way to expand its existing Salt Lake City network into Provo and Orem, Utah. The Company is in the process of completing the expansion of this network to Provo and Orem and expects to begin providing switched local and long distance services in Provo and Orem in September 1997.

    Prior to April 1996, the Company funded its expenditures with approximately $55.0 million of cash equity investments from two entities that are controlled by Craig O. McCaw. On April 25, 1996, the Company raised net proceeds of approximately $190 million through the issuance of $350 million in aggregate principal amount of the 12 1/2% Notes. The Company used $117.7 million of the gross proceeds to purchase U.S. government securities, representing funds sufficient to provide for payment in full of interest on the 12 1/2% Notes through April 15, 1999, and used an additional $32.2 million to repay certain advances and accrued interest from Eagle River, a company formed and owned by Mr. McCaw. In addition, the Company incurred costs of $9.8 million in connection with the financing. Interest payments on the 12 1/2% Notes are due semi-annually. On January 31, 1997, the Company completed the sale of $285 million aggregate liquidation preference of 14% Preferred Shares which, after deducting issuance costs, resulted in net proceeds to the Company of approximately $274 million. The 14% Preferred Shares will accrue dividends at the rate of 14% per annum. On or before February 1, 2002, dividends may, at the option of the Company, be paid in cash or by issuing additional Preferred Shares with an aggregate liquidation preference equal to the amount of such dividends. After February 1, 2002, dividends must be paid in cash. The Company has issued an additional 201,706 shares of 14% Preferred Shares in satisfaction of the first quarterly dividend. Since inception, the Company also has issued Class A Units valued at $15.5 million primarily for the acquisition of certain telecommunications assets and businesses, which Units were converted to shares of Class B Common Stock of the Company on January 31, 1997.

    The Company will use the net proceeds from the Offerings and existing unrestricted cash balances for expenditures relating to the construction, acquisition and operation of telecommunications networks and service providers and the offering of telecommunications services in those areas where the Company currently operates or intends to operate. Should the Debt Offering not be consummated, the Company intends to seek additional capital. Expenditures for the construction and operation of networks include (i) the purchase and installation of switches and related electronics in existing networks and in networks to be constructed or acquired in new or adjacent markets, (ii) the purchase and installation of fiber optic cable and electronics to expand existing networks and develop new networks, including the connection of new buildings, (iii) the development of its comprehensive information technology platform and (iv) the funding of operating losses and working capital. The Company may also acquire or invest in businesses that consist of existing networks or companies engaged in businesses similar to those engaged in by the Company and its subsidiaries or other complementary businesses.

    As of March 31, 1997, the Company had unrestricted cash and investments of $329.3 million and $663.3 million on a pro forma basis after giving effect to the Offerings. The Company estimates that the cash required to fund its anticipated capital expenditures and operating losses (excluding acquisitions) for the second half of 1997 and for 1998 will approximate $370 million.

    The Company's planned growth subsequent to 1998 will require substantial additional capital to fund capital expenditures, acquisition opportunities, working capital and any future operating losses. The Company will continue to evaluate additional revenue opportunities in each of its markets and, as attractive opportunities develop, the Company plans to make additional capital investments in its networks to pursue such opportunities. The Company expects to meet its additional capital needs with the proceeds from sales or issuance of equity securities, credit facilities and other borrowings, sales of additional debt securities, and through joint ventures. There can be no assurance, however, that the Company will be successful in raising sufficient additional capital on terms that it will consider acceptable or that the Company's operations will produce positive consolidated cash flow in sufficient amounts to meet its interest and dividend obligations on outstanding securities. Failure to raise and generate sufficient funds may require the Company to delay or abandon some of its planned future expansion or expenditures, which could have a material adverse effect on the Company's growth and its ability to compete in the telecommunications services industry.

    In addition, the Company's operating flexibility with respect to certain business matters is, and will continue to be, limited by covenants associated with the 12 1/2% Notes and the New Notes. Among other things, these covenants limit the ability of the Company and its subsidiaries to incur additional indebtedness, create liens upon assets, apply the proceeds from the disposal of assets, make dividend payments and other distributions on capital stock and redeem capital stock. In addition, the terms of the 14% Preferred Shares contain certain covenants that may limit the Company's operating flexibility with respect to the incurrence of indebtedness and issuance of additional preferred shares. There can be no assurance that such covenants will not adversely affect the Company's ability to finance its future operations or capital needs or to engage in other business activities that may be in the interest of the Company. The Company was in compliance with all covenants associated with the 12 1/2% Notes and 14% Preferred Shares as of June 30, 1997.

NEW ACCOUNTING STANDARD

    In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share" ("SFAS 128"), which revises the calculation and presentation provisions of Accounting Principles Board Opinion 15 and related interpretations. SFAS 128 is effective for the Company's fiscal year ending December 31, 1997, and retroactive application is required. The Company does not expect the implementation of SFAS 128 to have a material effect on earnings per share amounts previously reported.

                                    BUSINESS

OVERVIEW

    NEXTLINK was founded in 1994 by Craig O. McCaw, its principal equity owner, to provide local facilities-based telecommunications services to its targeted customer base of small and medium-sized businesses. In July 1996, NEXTLINK became one of the first competitive local exchange carriers ("CLECs") in the United States to provide facilities-based switched local services under the Telecommunications Act of 1996 (the "Telecom Act"), which opened the entire local exchange market to competition. In each of the markets it serves, NEXTLINK seeks to become a principal competitor to the incumbent local exchange carrier ("ILEC") for its targeted customers by providing an integrated package of high quality local, long distance and enhanced telecommunications services at competitive prices.

    The market potential for competitive telecommunications services is large and growing. Industry sources estimate that in 1996 the total revenues from local and long distance telecommunications services were approximately $183 billion, of which approximately $101 billion were derived from local exchange services and approximately $82 billion from interLATA long distance services. Based upon FCC information, aggregate revenues for local and long distance services grew at a compounded annual rate of approximately 5.5% between 1991 and 1996. The Telecom Act, the FCC's issuance of rules for competition and pro-competitive policies developed by state regulatory commissions have created opportunities for new entrants, including the Company, to capture a portion of the ILEC's dominant, and historically monopoly controlled, market share of local services. The development of switched local services competition, however, is in its early stages, and the Company believes that CLECs currently serve fewer than 1% of the total business lines in the United States.

    The Company's targeted customer base within the national telecommunications market is small to medium-sized businesses, generally those businesses with fewer than 50 access lines. Based on consultants' reports, the Company estimates that as of year end 1996, there were approximately 170 million access lines nationwide, including approximately 55 million business lines.

    The Company develops and operates high capacity, fiber optic networks with broad market coverage in a growing number of markets across the United States. In its switched local service markets, the Company offers its customers a bundled package of local and long distance services and also offers dedicated transmission and competitive access services to long distance carriers and end users. In addition, NEXTLINK offers several non-network-based enhanced communications services to customers nationwide, including a variety of interactive voice response ("IVR") products and a virtual communications center for mobile professionals and workgroups.

    The Company currently operates 14 facilities-based networks providing switched local and long distance services in 23 markets in seven states. The Company anticipates that an additional three markets will be served by three additional networks by December 1997. These 26 markets, in addition to four other markets currently under development, have a total of approximately 8.0 million addressable business lines. The Company's goal is to add or expand markets and market clusters to increase its addressable business lines to approximately 11 million by the end of 1998.

    NEXTLINK is pursuing its targeted customer base in markets of all sizes. In larger markets, the Company has operational networks in Los Angeles and Philadelphia, and networks under development in Chicago and New York City. The Company also has operational networks in medium-sized markets such as Las Vegas and Nashville as well as smaller markets that have been clustered in Orange County, California and central Pennsylvania. The Company will enter larger markets on a stand-alone basis where it is economically attractive to do so and where competitive and other market factors warrant such entry. The Company also considers pursuing smaller markets where it can extend or cluster an existing network with relatively little incremental capital. The Company anticipates that the addressable business lines in the larger markets that it is currently operating and developing will represent the majority of the Company's addressable business lines by year end 1998.

    NEXTLINK has experienced significant growth in its customer base. NEXTLINK's customer access lines in service have increased from 8,511 access lines at December 31, 1996 to 17,409 access lines at June 30, 1997. In those markets where the Company has offered switched local services for at least 12 months, the Company has increased its access lines in service from 8,511 at December 31, 1996 to 15,450 at June 30, 1997. The Company has also achieved significant growth in the rate of quarterly installations of new customer access lines, from a total of 1,604 in the fourth quarter of 1996 to 6,153 in the second quarter of 1997. For those markets in which the Company has offered switched local services for at least 12 months, the rate increased from 1,604 installations in the fourth quarter of 1996 to 4,310 in the second quarter of 1997.

    NEXTLINK believes that a critical factor in the successful implementation of its strategy is the quality of its management team and their extensive experience in the telecommunications industry. The Company has built a management team that it believes is well suited to challenge the dominance of the ILECs in the local exchange market. Craig O. McCaw, the Company's founder and principal equity owner, Steven W. Hooper, the Company's Chairman of the Board, Wayne M. Perry, the Company's Vice Chairman and Chief Executive Officer, and James F. Voelker, the Company's President, each has 15 or more years of experience in leading companies in competitive segments of the telecommunications industry. In addition, the presidents of the Company's operating subsidiaries and the Company's senior officers have an average of 14 years of experience in the telecommunications industry. Mr. Hooper and Mr. Perry are the most recent additions to the NEXTLINK executive management team, both of whom were members of the senior management team at McCaw Cellular Communications, Inc. ("McCaw Cellular") during the years in which it became the nation's largest cellular telephone company. Following McCaw Cellular's sale to AT&T Corp. in 1994, Messrs. Perry and Hooper held senior executive positions at AT&T Wireless Services, Inc.

MARKET OPPORTUNITY

    Prior to 1984, AT&T dominated both the local exchange and long distance marketplace by owning the operating entities that provided both local exchange and long distance services to most of the U.S. population. While long distance competition began to emerge in the late 1970s, the critical event triggering the growth of long distance competition was the breakup of AT&T and the separation of its local and long distance businesses as mandated by the Modified Final Judgment relating to the breakup of AT&T (the "MFJ"). To foster competition in the long distance market, the MFJ prohibited AT&T's divested local exchange businesses, the RBOCs, from acting as a single source provider of telecommunications services.

    The Company believes that a similarly critical event occurred in 1996 with the passage of the Telecom Act. In most locations throughout the United States, the ILEC has operated with a virtual monopoly over the provision of most local exchange services. However, just as competition slowly emerged in the long distance business prior to the MFJ, competitive opportunities also have slowly emerged over the last 10 years at the local level.

    Industry sources estimate that in 1996 the total revenues from local and long distance telecommunications services were approximately $183 billion, of which approximately $101 billion were derived from local exchange services and approximately $82 billion from interLATA long distance services. Based upon FCC information, aggregate revenues for local and long distance services grew at a compounded annual rate of approximately 5.5% between 1991 and 1996. Although the MFJ relating to the breakup of AT&T established the preconditions for competition in the market for long distance services in 1984, the market for local exchange services has until recently been virtually closed to competition and has largely been dominated by regulated monopolies. Efforts to open the local exchange market began in the late 1980s on a state-by-state basis when CAPs began offering dedicated private line transmission and access services. These types of services together currently account for approximately 12% of the total local exchange revenues. CAPs were restricted, often by state laws, from providing the other, more frequently used services such as basic and switched services, which today account for approximately 88% of local exchange revenues.

    The Telecom Act and the FCC's issuance of rules for competition, particularly those requiring the interconnection of all networks and the interchange of traffic among the ILECs and the CLECs, as well as pro-competitive policies already developed by state regulatory commissions, have caused fundamental changes in the structure of the local exchange markets. Although the Eighth Circuit decision substantially limits the FCC's jurisdiction and expands the state regulators' jurisdiction to set and enforce rules governing the development of local competition, most states have already begun to establish rules for local competition that are consistent with the FCC rules overturned by the Eighth Circuit. See "-- Regulatory Overview."

    These developments create opportunities for new entrants offering local exchange services to capture a portion of the ILEC's dominant, and historically monopoly controlled, market share of local services. The development of switched local services competition, however, is in its early stages and the Company believes that CLECs currently serve fewer than 1% of the total business lines in the United States.

    NEXTLINK believes that the provisions of the Telecom Act requiring the ILECs to cooperate on a technical level with competitors are as significant as the Telecom Act's provisions eliminating state laws barring competitors from entering the local exchange services market. Under the Telecom Act, the FCC and state regulators are required to ensure that ILECs implement:

    - Interconnection--provides competitors the right to connect to the ILECs' networks at any technically feasible point and to obtain access to its rights-of-way;

    - Unbundling of the Local Network--allows competitors to purchase and utilize components of the ILECs' network selectively;

    - Reciprocal Compensation--establishes the framework for pricing between the CLEC and the ILEC for use of each other's networks; and

    - Number Portability--allows ILEC customers to retain their current telephone numbers when they switch to a CLEC.

    In addition, the Telecom Act provides that ILECs that are subsidiaries of RBOCs cannot combine in-region, long distance services across local access and transport areas ("LATAs") with the local services they offer until they have demonstrated that they have complied with certain regulatory requirements relating to local competition. See "--Regulatory Overview." The Company believes it will have an opportunity to gain market share in certain markets by combining local and long distance services in a single offering to its customers before that market's ILEC, if it is a subsidiary of a RBOC, is permitted to do so.

BUSINESS STRATEGY

    The Company has built an end user-focused, locally oriented organization dedicated to providing switched local and long distance telephone service at competitive prices to small and medium-sized businesses. The key components of the Company's strategy to become a leading provider of competitive telecommunications services and to maximize penetration of its targeted customer base are:

    PROVIDE INTEGRATED TELECOMMUNICATIONS SERVICES TO SMALL AND MEDIUM-SIZED BUSINESSES. The Company primarily focuses its sales efforts for switched local and long distance services on small and medium-sized businesses and professional groups, those businesses having fewer than 50 business lines. The Company's market research indicates that these customers prefer a single source for all of their telecommunications requirements, including products, billing, installation, maintenance and customer service. The Company has chosen to focus on this segment based on its expectations that higher gross margins will generally be available on services provided to these customers as compared with larger businesses, and that ILECs may be less likely to apply significant resources towards retaining these customers. The Company expects to attract and retain these customers through a direct sales effort by offering: (i) bundled local and long distance services, as well as the Company's enhanced communications services; (ii) up to a 10% to 15% discount to comparable pricing by the ILEC, depending on the individual market; and (iii) responsive customer service and support provided on a local level.

    FOSTER DECENTRALIZED LOCAL MANAGEMENT AND CONTROL. The Company believes that its success will be enhanced by building locally based management teams that are responsible for the success of each of its operational markets. The Company has recruited experienced entrepreneurs and industry executives as presidents of each of the Company's operating subsidiaries, many of whom have previously built and led their own start-up telecommunications businesses. The local presidents and their teams are charged with achieving growth objectives in their respective markets and have decision making authority in key operating areas, including customer care, network growth and building connectivity, and managing the relationship and provisioning efforts with the ILEC. The Company has established an incentive based compensation policy for these management teams that is based upon the achievement of targeted growth and operational objectives. The Company believes that this local management focus will provide a critical competitive edge in customer acquisition and retention in each market.

    FURTHER DEVELOP EFFECTIVE DIRECT SALES AND CUSTOMER CARE
ORGANIZATIONS. NEXTLINK is building a highly motivated and experienced direct sales force and customer care organization that is designed to establish a direct and personal relationship with its customers. The Company has expanded its sales force from 98 salespeople at year end 1996 to 150 salespeople at June 30, 1997. The Company expects to further increase its sales force to approximately 200 salespeople by year end 1997. Salespeople are given incentives through a commission structure that targets 40% of a salesperson's compensation to be based on performance. To ensure customer satisfaction, each customer will have a single point of contact for customer care who is responsible for solving problems and responding to customer inquiries. The Company has expanded its customer care organization from 36 customer care employees at year end 1996 to 81 customer care employees at June 30, 1997.

    CONTINUOUSLY IMPROVE PROVISIONING PROCESSES TO ACCELERATE REVENUE
GROWTH. The Company believes that the immediate challenge for CLECs will be developing effective provisioning systems, which include the complex process of transitioning ILEC customers to the Company's network. Accordingly, the Company has begun to identify and will focus, as a key competitive strategy, on implementing best provisioning practices in each of its markets that will provide for rapid and seamless transitions of customers from the ILEC to the Company. To support the provisioning of its services, the Company has begun the long-term development of a comprehensive information technology platform geared toward delivering information and automated ordering and provisioning capability directly to the end-user as well as to the Company's internal staff. The Company believes that these practices and its comprehensive information technology platform, as developed, will provide the Company with a long-term competitive advantage and allow it to implement more rapidly switched local services in its markets and to shorten the time between the receipt of a customer order and the generation of revenues.

    DEVELOP HIGH CAPACITY FIBER OPTIC NETWORKS WITH BROAD MARKET
COVERAGE. NEXTLINK has and intends to continue to approach network design with a long-term view focusing on three key elements. First, the Company designs and builds its networks to provide extensive coverage of those areas where the density of business lines is highest and to enable the Company to provide direct connections to a high percentage of nearby commercial buildings and ILEC central offices situated near the network. Over time, this broad coverage is expected to result in a higher proportion of traffic that is both originated and terminated on the Company's networks, which should provide higher long-term operating margins. Second, the Company constructs high capacity networks that utilize large fiber bundles capable of carrying high volumes of voice, data, video and Internet traffic as well as other high bandwidth services. This strategy should reduce potential "overbuild" costs and provide added network capacity as the Company adds high bandwidth services in the future. In Atlanta, Chicago, New York and Newark, New Jersey, the Company will utilize leased dark fiber and fiber capacity to launch facilities-based services and begin building a customer base in advance of completing construction of its own fiber optic network in these markets. Third, the Company employs a uniform technology platform based on Nortel DMS 500 switches (ten of which are currently installed, including one switch that has been installed at the Company's testing and network operations control center, and an additional four of which are currently planned to be installed by the end of the first quarter of 1998), associated distribution technology and other common transmission technologies enabling the Company to (i) deploy features and functions quickly in all of its networks, (ii) expand switching capacity in a cost effective manner and (iii) lower maintenance costs through reduced training and spare parts requirements. The Company also utilizes unbundled loops from the ILEC to connect the Company's switch and network to end user buildings and is evaluating other alternatives for building connectivity, including wireless connections, for the "last mile" of transport.

    CONTINUE MARKET EXPANSION. The Company's goal is to add or expand markets and market clusters to increase its addressable business lines to approximately 11 million by the end of 1998. The Company anticipates continuing to expand into new geographic areas, including additional large markets, as opportunities arise either through building new networks, acquiring existing networks or acquiring or leasing dark fiber and fiber capacity. NEXTLINK also believes that its strategy of operating its networks in clusters (i) offers substantial advantages including economies of scale in management, marketing, sales and network operations, (ii) enables the Company to capture a greater percentage of regional traffic and to develop regional pricing plans, because the Company believes that a significant level of traffic terminates within 300 miles of its origination and (iii) provides opportunities in smaller markets that are too small to develop on a stand alone basis.

    OFFER ENHANCED COMMUNICATIONS SERVICES. NEXTLINK offers customers value-added services that are not dependent on the Company's local facilities. The Company believes that with these services it can establish a customer base in a market in advance of constructing network facilities as well as offer additional services in markets where the Company has constructed facilities. The Company plans to market its enhanced communications service offerings in all of its markets, as well as in areas of planned network expansion. This should increase the Company's visibility, develop customer relationships and assist the Company in attracting local exchange customers when it operates networks in these markets.

THE COMPANY'S TELECOMMUNICATIONS SERVICES

    LOCAL AND LONG DISTANCE SERVICES

    The Company commenced the offering of switched local and long distance services in seven markets on July 4, 1996, in an eighth market on January 1, 1997, in three markets on April 30, 1997 and in 12 additional markets in July 1997. The Company expects to commence the offering of switched local and long distance services in three additional markets by the end of 1997 and in four additional markets in 1998. The Company focuses its product offering on basic telecommunications services, which it believes are the core of local exchange services. Pricing, which is determined and implemented by the Company's operating subsidiary in each local market, has been generally 10% to 15% lower than the pricing for comparable local services from the ILEC. The Company's current product offering includes:

    - Standard dial tone, including touch tone dialing, 911, and operator assisted calling;

    - Multi-trunk services, including direct inward dialing (DID) and direct outward dialing (DOD);

    - Long distance service, including 1+, 800/888 and operator services;

    - Voice messaging with personalized greetings, send, transfer, reply and remote retrieval capabilities; and

    - Directory listings and assistance.

    Currently, the Company offers CAP services in 23 markets, focusing on long distance carriers and the private line needs of high volume customers. In addition, data services that are currently offered by the Company include Ethernet, TOKEN rings, and Fiber Distributed Data Interface (FDDI).

    The Company's CAP services, which are used as both primary and back-up circuits, fall into three principal categories: (i) special access circuits that connect end-users to long distance carriers; (ii) special access circuits that connect long distance carriers' facilities to one another; and (iii) private line circuits that connect several facilities owned by the same end-user.

    ENHANCED COMMUNICATIONS SERVICES

    NEXTLINK's IVR platform allows a consumer to dial into a computer-based system using a toll-free number and a touch tone phone, and, by following a customized menu, to access a variety of information and to leave simultaneously a profile of the caller behind for use by either NEXTLINK or its clients. Currently, NEXTLINK provides four types of IVR services:

    - LeaveWord--prompts the consumer to leave messages of any length or complexity, ranging from catalog requests and contest entries to specific product questions and surveys;

    - Dealer Locator--helps a consumer to locate the nearest dealer of the client's products by instantly identifying the consumer's area and responding with the names, addresses and phone numbers of the client's locations within any desired mileage radius;

    - Automated Order Entry--allows consumers to purchase products using the interactive phone service 24-hours a day, with real-time order and credit card confirmation as well as arranging for delivery of the new item to the consumer's desired address; and

    - Interactive Call Center--provides the consumer with a menu of selections that include Dealer Locator, Automated Order Entry and other functions, including receiving a catalog, registering the warranty of a product, contest entry and an option for callers to be forwarded to a live operator.

    NEXTLINK also provides a virtual communications center for mobile professionals and workgroups through its Magic Number service, which offers a suite of personal communications services. These services are made available through a specialized personal telephone number. The key services provided by this center are the following:

    - Follow-Me--instructs the communications center to forward any calls made to a Magic Number to a particular wireline or wireless telephone number;

    - Voice Messaging--allows subscribers to receive, send, keep, transfer, instantly reply to or request future delivery for voice messages;

    - Call-out--enables subscribers to make calls from the communications center without hanging up between calls or dialing another PIN number;

    - Paging--notifies subscribers via pager of new and urgent messages;

    - Caller ID--provides the ability to capture the telephone number of anyone who calls the subscriber, which is also displayed on the subscriber's pager;

    - Fax Messaging--stores an incoming fax and delivers it to the nearest fax machine designated by the subscriber when the subscriber calls in to retrieve it; and

    - Teleconferencing--handles all teleconferencing needs through a teleconferencing operator.

    The Company has developed its enhanced communications service offerings through acquisitions, marketing agreements and equity investment. In June 1995, the Company acquired certain enhanced communications services assets from City Signal, Inc. These assets are used by the Company to offer its Magic Number service. In September 1995, the Company acquired a fully operational interactive voice response business through which the Company offers its IVR services. The Company anticipates that it will continue to explore other enhanced communications services opportunities and may acquire, invest in or establish marketing relationships with, additional service providers in the future that support its overall business and marketing strategies.

SALES AND CUSTOMER CARE

    OVERVIEW

    The Company utilizes a two-pronged sales strategy in each of its markets, one directed to the sale of local and long distance services and the other to enhanced communications services. The primary sales efforts in the Company's markets are for switched local and long distance services focusing on small and medium-sized businesses and professional groups with fewer than 50 business lines. The Company's market research indicates that these customers prefer a single source for all of their telecommunications requirements, including products, billing, installation, maintenance and customer service. The Company utilizes a direct sales effort offering combined local and long distance services with prices that are generally at a 10% to 15% discount from the ILEC. Providing a combination of local and long distance services provides the Company's customers a level of convenience that has been generally unavailable since the break-up of AT&T. The Company is also marketing its enhanced communications services through a separate direct sales force in each market, which is expected to increase the number of customers for all of NEXTLINK's telecommunications services in that market at a faster rate. In addition, the Company is continuing its sales efforts for traditional CAP services to long distance carriers and large commercial users.

    SALES FORCE

    The Company is building a highly motivated and experienced direct sales force and customer care organization that is designed to establish a direct and personal relationship with its customers. The Company seeks to recruit salespeople with strong sales backgrounds, including salespeople from long distance companies, telecommunications equipment manufacturers, network systems integrators and the ILECs. The Company has expanded its sales force from 98 salespeople at year end 1996 to 150 salespeople at June 30, 1997. The Company expects to further increase its salesforce to approximately 200 salespeople by year-end 1997. Salespeople are given incentives through a commission structure that targets 40% of a salesperson's compensation to be based on performance. With respect to traditional CAP services, the Company currently utilizes a national sales force to establish and expand long distance company access service sales. Sales efforts for long distance carriers are centralized in order to provide a single point of contact for these customers.

    The Company anticipates that its enhanced communications service offerings will continue to be sold across the country by its existing national sales force for these services. The Company has also augmented these efforts with a separate, targeted, locally based sales force in each of its markets. The Company believes that this approach to each market will provide revenues that are incremental to its local exchange operations.

    CUSTOMER CARE

    The Company is augmenting its direct sales approach with superior customer care and support through locally based customer care representatives. The Company is structuring its customer care organization in such a manner that each customer will have a single point of contact for customer care who is responsible for solving problems and responding to customer inquiries. The Company has expanded its customer care organization from 36 customer care employees at year-end 1996 to 81 customer care employees at June 30, 1997. The Company seeks to provide a customer care group that has the ability and resources to respond to and resolve customer problems as they arise. The Company believes that customer care representatives will be the most effective if they are based in the community in which the Company is offering services, which placement will allow, among other things, the opportunity for the representatives to visit the customer's location.

NETWORK DEVELOPMENT

    GENERAL

    In developing its networks, the Company has generally executed a strategy of
(i) acquiring fully or partially constructed fiber optic networks and (ii) designing and constructing high capacity fiber optic networks with broad coverage. The Company has recently entered into leased dark fiber and fiber capacity arrangements, which allow the Company, by installing one or more switches and related electronics, to enter a market prior to completing construction of a fiber optic network. The Company regularly evaluates markets as locations for expansion of the Company's current networks and the development of additional networks. The decision to build, acquire or utilize capacity of an existing network is not based on any single factor, but on a combination of a number of factors including:

    - demographic, economic, telecommunications demand and business line characteristics of the market and the surrounding markets;

    - level of capital expenditures relative to the number of business lines;

    - availability of rights-of-way;

    - actual and potential competitors; and

    - potential for the Company to cluster additional networks in the region.

    If a particular market targeted for development is deemed to present an attractive market opportunity, the Company determines whether acquisition opportunities are available. In some cases a large network can be acquired, and in other cases a small existing network can serve as a starting point for market entry. If the Company decides to build a new network, or substantially expand a small acquired system, the Company designs a proposed new or expanded network that can connect a large number of businesses, long distance carriers points of presence and the ILEC's principal central offices in the area to be served, utilizing existing rights-of-way and/or rights-of-way that the Company will develop. Concurrently, the Company's market development personnel visit the location of the proposed network to begin discussions with city officials, providers of rights-of-way, potential end-users and long distance companies.

    Based on the data developed during these preliminary studies and visits, the Company develops detailed financial estimates of the costs of constructing a network, including the cost of fiber optic cable, transmission and other electronic equipment, as well as costs related to switching, engineering, building entrance requirements and right-of-way acquisition. If the financial estimates are satisfactory to the Company, the Company's market development personnel prepare a detailed business and financial plan for the proposed network, including competitive, regulatory and right-of-way analyses. Based upon its review of these analyses the Company determines whether to proceed. The Company anticipates continuing the expansion of its networks into new markets utilizing the market development analysis described above. The Company will seek to continue to expand its operations in states where it has established one or more networks, by continuing to construct or acquire networks in adjacent areas to leverage its existing networks, switches and telecommunications equipment, thereby establishing a cost effective and operationally efficient cluster of networks in various geographic regions.

    THE COMPANY'S NETWORKS

    The following table provides certain information on the Company's networks that will have launched switched local and long distance services by December 1997.

                                                                                           AS OF JUNE 30, 1997
                                                                               -------------------------------------------
                                                                                                              ON-NET
                                                     SWITCHED LOCAL SERVICES      ROUTE        FIBER         BUILDINGS
STATE/MARKET                                              LAUNCH DATE(1)        MILES(2)     MILES(3)      CONNECTED(4)
---------------------------------------------------  ------------------------  -----------  -----------  -----------------
TENNESSEE..........................................                                   395       34,256             244
  Memphis..........................................  July 1996
  Nashville........................................  July 1996
PENNSYLVANIA.......................................                                   457       22,085              37
  Allentown........................................  July 1996
  Harrisburg.......................................  July 1996
  Lancaster........................................  July 1996
  Reading..........................................  July 1996
  Scranton/Wilkes Barre............................  September 1997
  Philadelphia.....................................  July 1997
WASHINGTON.........................................                                     2          230              21
  Spokane..........................................  July 1996
OHIO...............................................                                    65       12,826              11
  Cleveland........................................  April 1997
  Columbus.........................................  April 1997
  Akron............................................  December 1997
UTAH...............................................                                    93       12,998              49
  Salt Lake City...................................  January 1997
  Provo/Orem.......................................  September 1997
NEVADA.............................................                                   400       10,500              91
  Las Vegas........................................  April 1997
CALIFORNIA.........................................                                   183       24,569               6
  Los Angeles......................................  July 1997
  Anaheim..........................................  July 1997
  Costa Mesa.......................................  July 1997
  Garden Grove.....................................  July 1997
  Irvine...........................................  July 1997
  Orange...........................................  July 1997
  Santa Ana........................................  July 1997
  Long Beach.......................................  July 1997
  Inglewood........................................  July 1997
  Huntington Beach.................................  July 1997
  Fullerton........................................  July 1997
                                                                                    -----   -----------          -----
        Total......................................                                 1,595      117,464             459
                                                                                    -----   -----------          -----
                                                                                    -----   -----------          -----

------------------------------
(1) Actual/Anticipated launch date of switched local services.
(2) Route miles refers to the number of miles of the telecommunications path in which the Company-owned or leased fiber optic cables are installed.
(3) Fiber miles refers to the number of route miles installed along a telecommunications path, multiplied by the Company's estimate of the number of fibers along that path.
(4) Represents buildings physically connected to the Company's networks, excluding those connected by unbundled facilities. As of June 30, 1997, the Company had 1,284 buildings physically connected to its networks, including those buildings connected through unbundled facilities.

    The following table sets forth the location of the markets in which the Company currently plans to launch switched local and long distance services during 1998.

                                                                          LOCAL SWITCHED
STATE                                        MARKET                    SERVICES LAUNCH DATE
-------------------------------  -------------------------------  -------------------------------
Illinois.......................  Chicago                          First Quarter 1998
New York.......................  New York City                    Second Quarter 1998
New Jersey.....................  Newark                           Third Quarter 1998
Georgia........................  Atlanta                          Fourth Quarter 1998

    TENNESSEE. In January 1995, the Company acquired from City Signal, Inc. an extensive, fully operational network in Memphis, Tennessee and another network then under development in Nashville, Tennessee. Since the date of acquisition, the Memphis network has provided dedicated private line services, long distance carrier access services, high speed data transmission, and video conferencing and, beginning in July 1996, switched local and long distance services. In Nashville, the initial backbone network was completed in December 1995, and the Company also began providing local and long distance services to customers in this area in July 1996. The Company has continued to expand the networks in Nashville and Memphis over the past year.

    PENNSYLVANIA. In April 1995, the Company began construction of an extensive regional fiber optic network connecting Harrisburg, Reading, Lancaster, and Allentown, Pennsylvania. The backbone network connecting these four areas and covering 21 counties was completed in the first quarter of 1996. The Company believes that this network provides it with the foundation for significant regional service offerings. The Company commenced offering switched local services to customers utilizing its Pennsylvania networks in July 1996. The Company recently completed extensions of the network to the Scranton/Wilkes Barre market and downtown Philadelphia. In June 1997, the Company executed a definitive agreement to acquire an existing fiber optic network in downtown Philadelphia in order to extend its existing network in Pennsylvania. The acquisition is subject to regulatory and other consents and is anticipated to be consummated by the end of 1997. During the interim period prior to closing, the Company is operating under a 36 fiber capacity agreement with the seller. In June 1997, the Company also entered into an eight year exclusive agreement with a company which has excess fiber capacity in Philadelphia, which it agreed to make available to the Company at a substantial discount. This additional capacity will allow the Company to expand its operations in Philadelphia by utilizing the excess capacity to reach customers throughout Philadelphia. The Company launched the offering of switched local and long distance services to its customers in downtown Philadelphia in July 1997 and anticipates launching the offering of these services in Scranton/Wilkes Barre in September 1997.

    WASHINGTON. In April 1995, the Company acquired a local exchange service reseller located in Spokane, Washington. The Company installed a switch in early 1996 and began providing switched local services in July 1996. Since that time, the Company has constructed a fiber optic ring in the downtown area and is continuing new construction there. The Company currently serves approximately 9,200 business lines, including those lines which are provided through resale of Centrex services. The Company is in the process of migrating its current resale customers to the fiber optic network as portions of that network are completed.

    OHIO. In January 1996, the Company acquired existing fiber optic networks and switching facilities in the downtown business centers of Cleveland, Columbus and Akron, Ohio. The Company has expanded the networks in Cleveland and Columbus and replaced the switches that were acquired in these markets with two Nortel DMS 500 switches, the Company's standard switching platform. The Company began offering switched local and long distance services in Cleveland and Columbus in April 1997 and anticipates that it will begin offering these services in Akron during the fourth quarter of 1997.

    UTAH. In March 1996, the Company admitted a 10% member to the subsidiary conducting the Company's operations in Utah, which member provided access to its rights-of-way, franchises, and other valuable services in order for the Company to commence the construction of a fiber optic network in Salt Lake City and the Wasatch Valley, which the Company believes is among the fastest growing areas in the United States. Construction of the downtown fiber optic ring began in the second quarter of 1996. The switching facilities were installed during the fourth quarter of 1996 with switched local and long distance service starting January 1, 1997. The Company is in the process of completing the expansion of this network to Provo and Orem and expects to begin providing switched local and long distance services in the Provo and Orem areas by September 1997.

    NEVADA. In April 1996, the Company became a 40% member in, and manager of, a joint venture that provides local telecommunications services in Las Vegas, which the Company believes is one of the fastest growing areas in the United States. The Company has provided a license to the joint venture to operate under the name NEXTLINK Nevada. The joint venture began providing switched local and long distance services in April 1997 in addition to the competitive access services that were previously provided over a fiber optic network covering approximately 400 route miles throughout Las Vegas. The Company will provide strategic planning and management of the business for a ten year period through one of its subsidiaries.

    CALIFORNIA. On February 4, 1997, the Company acquired substantially all the assets of Linkatel, a Los Angeles-based competitive access telecommunications provider. At the time of the acquisition, Linkatel operated an 80-mile fiber optic telecommunications network covering several markets from the downtown Los Angeles area to the City of Irvine in Orange County. The Los Angeles/Orange County area represents one of the largest telecommunications markets in the United States, with over 2 million addressable business lines. The Company assumed management of this operation in November 1996. As part of the assets acquired, the Company obtained access to approximately 250 route miles of right-of-way, of which 183 miles have been completed, creating one network in Los Angeles and one network in the Orange County area. Over these networks, the Company began providing competitive access services and launched switched local and long distance services in July 1997.

    ILLINOIS, NEW YORK, NEW JERSEY AND GEORGIA. In June 1997, the Company entered into an eight year exclusive agreement, which contains a five year renewal option, with a company that has excess fiber capacity in each of Atlanta, Chicago, New York, and Newark, New Jersey, which it agreed to make available to the Company in each of those markets at a substantial discount to the wholesale rates charged by other vendors of fiber capacity. This capacity will allow the Company to accelerate its entry into each of these markets by enabling the Company to avoid a significant portion of the infrastructure development and construction time that would otherwise be required to launch switched local and long distance services in these markets.

    CHICAGO. The Company anticipates launching switched local and long distance services in Chicago in the first quarter of 1998. In addition to establishing the capacity arrangement for Chicago described above, the Company has located and anticipates commencing installation of its first switch for Chicago in the third quarter of 1997. The Company also has received its CLEC certification from the Illinois Corporation Commission, is in negotiations with Ameritech Illinois for interconnection of services and is negotiating with the City of Chicago for a franchise.

    NEW YORK. The Company anticipates launching switched local and long distance services in Manhattan in the second quarter of 1998. The Company has applied for its CLEC authority from the New York State Public Service Commission, is in negotiations with NYNEX Corporation for interconnection, and is engaged in negotiations with New York City for a franchise. In addition to the capacity arrangement described above, the Company also has entered into a 20-year lease of 1,692 fiber miles over an existing 47-mile fiber network, which extends from the Wall Street area north to midtown Manhattan.

    NEWARK, NEW JERSEY AND ATLANTA. The Company is in the process of commencing its development activities in Newark, New Jersey, and Atlanta and anticipates completing the necessary regulatory applications and beginning interconnection and franchise negotiations in the third quarter of 1997, with an anticipated launch of services in Newark in the third quarter of 1998 and Atlanta in the fourth quarter of 1998.

NETWORK ARCHITECTURE

    DESIGN

    The Company builds or acquires its own fiber optic networks because it believes that facilities-based full service telecommunications companies whose networks are directly connected to their customers will have the ability to respond more quickly to customer needs for capacity and services. Moreover, the Company believes that facilities-based carriers develop a more knowledgeable, cooperative relationship with their customers, improving their ability to provide new services and other telecommunications solutions, which should result in higher long-term operating margins.

    The Company believes that the future telecommunications market will be an interconnected network of networks. The Company believes that calls will flow between local networks, with customers selecting their service provider based on high quality and differentiated products, responsive customer service and price. In some circumstances, depending in part upon regulatory conditions, the Company will utilize its own network for one portion of a call and resell the services of another carrier for the remaining portion of a call. In other instances, both the origination and termination of calls will take place on the Company's networks. The Company's networks are designed to maximize connectivity directly with significant numbers of business end-users, and to easily interconnect and provide a least-cost routing flow of traffic between the Company's network and other networks in the marketplace.

    In general, the Company seeks to build wide, expansive networks, rather than a simple core ring in a downtown metropolitan area. The Company believes that this type of broad coverage of the markets in which it operates will result in the following advantages:

    - an increased number of buildings that can be directly connected to the Company's network, which should maximize the number of businesses to which the Company can offer its services;

    - a higher volume of telecommunications traffic both originating and terminating on the Company's network, which should result in improved operating margins;

    - the ability to leverage its investment in high capacity switching equipment and electronics; and

    - the opportunity for the Company's network to provide backhaul carriage for other telecommunications service providers such as long distance and wireless carriers.

    The Company seeks to further utilize this network design to increase the number of buildings and customers directly connected to its networks. The Company believes that as compared to the extensive use of unbundled loops and pursuing a pure resale business strategy, having a direct connection to its customers will provide the Company with the highest long-term operating margins, allow the Company to provide greater feature and quality control as well as offer customer service that is both prompt and effective, because the network to be serviced is controlled by the Company and not another service provider.

    The Company seeks to build high capacity networks using a backbone density ranging between 72 and 240 strands. A single pair of glass fibers on the Company's networks can currently transmit 32,256 simultaneous voice conversations, whereas a typical pair of copper wires can currently carry a maximum of 24 digitized simultaneous voice conversations. The Company believes that installing high count fiber strands will allow the Company to offer a higher volume of voice and broadband services without incurring significant additional construction costs.

    The following diagram illustrates NEXTLINK's network design.

                     [Diagram depicting Company's Network]

    CONSTRUCTION

    The construction period of a new network varies depending upon the scope of the activities, such as the number of backbone route miles to be installed, whether the construction is underground or aerial, whether the conduit is in place or requires construction, the initial number of buildings targeted for connection to the network backbone and the general configuration for its deployment. After installing the network backbone, the Company evaluates extensions to additional buildings and expansions to other areas of a market, based on detailed assessments of market potential.

    The Company's network backbones are installed in conduits that are either owned by the Company or leased from third parties. The Company leases conduit or pole space from entities such as utilities, railroads, long distance carriers, state highway authorities, local governments and transit authorities. These arrangements are generally for multi-year terms with renewal options, and are nonexclusive. The availability of these arrangements is an important part of the Company's evaluation of a market. Cancellation of any of the Company's material right-of-way agreements could have an adverse effect on the Company's business in that area and could have a material adverse effect on the Company.

    Office buildings are connected primarily by network backbone extensions to one of a number of physical rings of fiber optic cable, which originate and terminate at the Company's central node. Alternatively, the Company may access an end-user's location through interconnection with the ILEC's central office. The Company is also evaluating other alternatives for building connectivity, including wireless connections, for the "last mile" of transport. Signals are generally sent through a network backbone to the central node simultaneously on both primary and alternate protection paths. Most buildings served have a discrete Company presence (referred to as a "remote hub") located in the building. Within each building, Company-owned internal wiring connects the remote hub to the customer premises. Customer equipment is connected to Company-provided electronic equipment generally located in the remote hub, where customer transmissions are digitized, combined and converted to an optical signal. The traffic is then transmitted through the network backbone to the Company's central node where originating traffic is reconfigured for routing to its ultimate destination. After completion of network construction, the Company employs maintenance and line crews that are responsible for responding to outages and routine maintenance of the network.

    UNIFORM TECHNOLOGY PLATFORM

    The Company is implementing a consistent technology platform based on the Nortel DMS 500 switch throughout its networks. Unlike a traditional long distance or local switch, the Nortel DMS 500 switch will enable the Company to provide local and long distance services from a single platform. The Company believes that having a standardized switch platform will enable it to (i) deploy features and functions quickly in all of its networks, (ii) expand switch capacity in a cost effective manner and (iii) lower maintenance costs through reduced training and spare parts requirements. In addition, the scalability and capacity of these switches will allow the Company to switch calls from more than one market, which enhances the Company's ability to use a clustered approach to the building of its networks.

    The Company also is establishing a uniform transmission technology utilizing SONET design and standardized digital access and cross connect systems ("DACCS") and other ancillary transmission equipment. DACCS provide the ability to aggregate and disaggregate capacity along the fiber optic network. Using the DACCS, the capacity of 24 DS-0s can be aggregated to form a DS-1 and, again through the DACCS, 28 DS-1s can be aggregated to form a DS-3.

    The Company's NEXTLAB facility contains a fully functional Nortel DMS 500 switch in a configuration that simulates the working environment of the Company's operational switches as well as distribution and ancillary equipment. Located in Plano, Texas, NEXTLAB operates separate and apart from the Company's operational switches as a testing facility and will serve as the Company's network operations control center (NOCC). NEXTLAB provides the Company with a means to test switch software and service configurations prior to their release on the Company's networks. The Company believes that this process should: (i) minimize network outages; (ii) save network operating and training costs; and
(iii) improve levels of customer service.

IMPLEMENTATION OF LOCAL TELECOMMUNICATIONS

    A company preparing to offer local exchange services not only requires an installed switch, but also must have numerous network and routing arrangements in place. NEXTLINK has established all of these arrangements for Pennsylvania, Tennessee, Washington, Utah, Ohio, Nevada and California. These key elements include:

    INTERCONNECTION. The Company has executed interconnection agreements for all of its current operating networks: in Nashville and Memphis, Tennessee, with BellSouth Telecommunications, Inc.; in Harrisburg, Reading, Lancaster and Allentown, Pennsylvania, with Bell Atlantic-Pennsylvania, Inc.; in Cleveland and Columbus, Ohio, with a division of Ameritech; in Spokane, Washington, and Salt Lake City and Provo/Orem, Utah, with U S WEST Communications, Inc.; in Los Angeles, California and the surrounding markets, with Pacific Bell and GTE Corporation; and in Las Vegas, Nevada, with a division of Sprint. The Company is currently negotiating interconnection agreements with NYNEX Corporation for New York and Ameritech for Chicago, and plans to begin negotiations with BellSouth for an interconnection agreement to cover Atlanta by the end of the third quarter of 1997. In addition, the Company believes that interconnection arrangements between the ILECs and other CLECs or the Company will be in place in other markets that the Company may enter. The Company likely will initially "piggy-back" on these other arrangements while pursuing more favorable long-term arrangements.

    The Company's approach to interconnection has been a two-step process. To accelerate its launch of switched local services, the Company has entered into initial interconnection arrangements that allow for the immediate exchange of local traffic with the ILEC. These arrangements allow the Company to commence service immediately and then work to optimize its arrangements with the ILEC. The Company's ILEC agreements are now being re-negotiated under Sections 251 and 252 of the Telecom Act. The actual operating experience gained through the Company's initial interconnection agreements gives the Company critical knowledge for negotiating longer term arrangements. In some cases, where agreement on a long-term arrangement cannot be reached, the Company may pursue binding arbitration before the state utility commissions as provided under the Telecom Act. There can be no assurance, however, that the Company will be able to negotiate longer term relationships on terms and conditions satisfactory to the Company.

    TELEPHONE NUMBERS. The Company has been offered interim number portability arrangements by the ILEC in each of its markets, and the Company also is engaged in industry negotiations to establish permanent number portability. Number portability arrangements will allow ILEC customers to retain their telephone numbers when changing local exchange service carriers. In addition, the Company has been allocated multiple blocks of 10,000 telephone numbers for each of its Tennessee, Washington, Pennsylvania, Ohio, Utah, Nevada and California networks for use in assigning new numbers to its customers. These numbers, known as NXX numbers, are the first three digits of a customer's seven digit local phone number. In each of these cases, the NXX is fully loaded into the Local Exchange Routing Guide or LERG, which instructs ILECs and other carriers to send a call using a NEXTLINK NXX to the appropriate NEXTLINK switch, for delivery to the NEXTLINK customer.

    SS7 POINT CODES. For each of the Company's switches, the Company has been assigned Point Codes for use with the advanced signaling system known as SS7 which is a separate or "out of band" communications channel used between telecommunications carriers to set up and control traffic on and between networks. The Company has designed its network to fully utilize SS7 signaling, which improves call processing times and frees capacity for voice, data, and video transmissions. The Company has entered into an agreement with a national SS7 service provider that will allow the Company to utilize SS7 signaling in its current and new markets nationwide.

REGULATORY OVERVIEW

    OVERVIEW

    The Company's services are subject to varying degrees of federal, state and local regulation. The FCC generally exercises jurisdiction over the facilities of, and services offered by, telecommunications common carriers that provide interstate or international communications. The state regulatory commissions retain jurisdiction over the same facilities and services to the extent they are used to provide intrastate communications. Local governments sometimes impose franchise or licensing requirements on local exchange and other carriers and regulate street opening and construction activities.

    The Telecom Act imposes on ILECs certain interconnection obligations that, taken together, grant competitive entrants such as the Company what is commonly referred to as "co-carrier status." In addition, the Telecom Act generally preempts state or local legal requirements that prohibit or have the effect of prohibiting any entity from providing telecommunications service. The Telecom Act allows state regulatory authorities to continue to impose competitively neutral requirements designed to promote universal service, protect public safety and welfare, maintain quality of service and safeguard the rights of consumers. The Telecom Act also preserves the ability of state and local authorities to manage and require compensation for the use of public rights-of-way by telecommunications providers including competitors of the ILECs in the local market.

    It is anticipated that co-carrier status and the preemption of state and local prohibitions on entry could permit the Company to become a full service provider of switched telecommunications services anywhere in the United States. The following table summarizes the interconnection rights granted by the Telecom Act that are most important to the achievement of this goal and the Company's belief as to the anticipated effect of the new requirements, if properly implemented.

ISSUE                                              DEFINITION                        ANTICIPATED EFFECT
------------------------------------  ------------------------------------  ------------------------------------
Interconnection                       Efficient network interconnection to  Allows a CLEC to service and
                                      transfer calls back and forth         terminate calls to and from
                                      between ILECs and competitive         customers connected to other
                                      networks (including 911, 0+,          networks
                                      directory assistance, etc.)

Local Loop Unbundling                 Allows competitors to selectively     Reduces the capital and operating
                                      gain access to ILEC wires which       costs of a CLEC to serve customers
                                      connect ILEC central offices with     not directly connected to its
                                      customer premises                     networks

Reciprocal Compensation               Mandates reciprocal compensation for  Improves the CLEC's margins for
                                      local traffic exchanges between       local service
                                      ILECs and competitors

Number Portability                    Allows customers to change local      Allows customers to switch to a
                                      carriers without changing numbers;    CLEC's local service without
                                      true portability allows incoming      changing phone numbers
                                      calls to be routed directly to a
                                      competitor. Interim portability
                                      allows incoming calls to be routed
                                      through the ILEC to a competitor at
                                      the economic equivalent of true
                                      portability

Access to Phone Numbers               Mandates assignment of new telephone  Allows CLECs to provide telephone
                                      numbers to competitive                numbers to new customers on the same
                                      telecommunications provider's         basis as the ILEC
                                      customers

    While the interconnection rights established in the Telecom Act are a necessary prerequisite to the introduction of full local competition, they must be properly implemented to be effective. Significant implementation issues remain to be resolved, including modifications to, and expansions of, the ILEC network interface facilities, before the barriers to entry into the local telephone business are sufficiently lowered to permit widespread competitive entry. See "Federal Legislation" below for a more complete explanation of the potential effect of the Telecom Act on the Company's business.

    FEDERAL LEGISLATION

    The Telecom Act, enacted on February 8, 1996, substantially revised the Communications Act of 1934. The Telecom Act establishes a regulatory framework for the introduction of local competition throughout the United States. Among other things, the Telecom Act preempts any state or local government from prohibiting any entity from providing telecommunications service. This provision eliminated prohibitions on entry found in almost half of the states in the country at the time the Telecom Act was passed.

    The Telecom Act also establishes a dual federal-state regulatory scheme for eliminating other barriers to competition faced by competitors to the ILECs and other new entrants into the local telephone market. Specifically, the Telecom Act imposes on ILECs certain interconnection obligations, some of which are to be implemented by FCC regulations. The Telecom Act contemplates that states will apply the federal regulations and oversee the implementation of all of the aspects of interconnection not subject to FCC jurisdiction as they oversee interconnection negotiations between ILECs and their new competitors.

    The FCC has significant responsibility in the manner in which the Telecom Act will be implemented especially in the areas of universal service, access charges and price caps. The details of the rules adopted by the FCC will have a significant effect in determining the extent to which barriers to competition in local services are removed, as well as the time frame within which such barriers are eliminated. The FCC may also grant ILECs increased pricing flexibility to enable them to respond to competition for special access and private line services. To the extent such pricing flexibility is granted, the Company's ability to compete for certain services may be adversely affected.

    The state PUCs have an even more significant responsibility in implementing the Telecom Act. Specifically, the states have authority to establish interconnection pricing, including unbundled loop charges, reciprocal compensation and wholesale pricing. The states are also charged under the Telecom Act with overseeing the arbitration process for resolving interconnection negotiation disputes between CLECs and the ILECs.

    In addition, the Telecom Act provides that ILECs that are subsidiaries of RBOCs cannot combine in-region, long distance services across local access and transport areas ("LATAs") with the local services they offer until they have demonstrated that (i) they have entered into an approved interconnection agreement with a facilities-based CLEC or that no such CLEC has requested interconnection as of a statutorily determined deadline, (ii) they have satisfied a 14-element checklist designed to ensure that the ILEC is offering access and interconnection to all local exchange carriers on competitive terms and (iii) the FCC has determined that in-region, interLATA approval is consistent with the public interest, convenience and necessity.

    FEDERAL REGULATION

    The FCC was granted authority to eliminate tariff and reporting requirements for non-dominant carriers such as the Company. Acting under that authority, the FCC has eliminated tariff filing requirements for such carriers providing interstate access and domestic interstate long distance services. On February 13, 1997, the United States Court of Appeals for the District of Columbia granted motions for stay of the FCC order detariffing domestic interstate long distance service pending judicial review of that order. The result of this stay is that carriers must continue to file tariffs for interstate long distance services. Regulatory compliance measures remain in place for international traffic. In addition, the Telecom Act now requires that ILECs provide CLECs with physical collocation on rates, terms and conditions that are just and reasonable, unless the ILEC can demonstrate to state regulators that physical collocation is not practical. The Company believes that either physical or virtual collocation of its facilities in a timely fashion for appropriate rates and terms will accommodate its purposes.

    The FCC has taken several actions related to the assignment of telephone numbers, first in July 1995 mandating that over the course of the next year responsibility for administering and assigning local telephone numbers be transferred from the RBOCs and a few other ILECs to a neutral entity, and second in July 1996 adopting a regulatory structure under which a wide range of number portability issues would be resolved. In March 1997, the FCC affirmed its number portability rules, but it extended slightly certain deadlines for the implementation of true number portability. The FCC plans to establish cost recovery rules for true number portability.

    On August 8, 1996, the FCC issued an order containing rules providing guidance to the ILECs, CLECs, long distance companies and state PUCs regarding several provisions of the Telecom Act. The rules include, among other things, FCC guidance on: (i) discounts for end-to-end resale of ILEC local exchange services (which the FCC has suggested should be in the range of 17%-25%); (ii) availability of unbundled local loops and other unbundled ILEC network elements; (iii) the use of Total Element Long Run Incremental Costs ("TELRIC") in the pricing of these unbundled network elements; (iv) average default proxy prices for unbundled local loops in each state; (v) mutual compensation proxy rates for termination of ILEC/CLEC local calls; and (vi) the ability of CLECs and other interconnectors to opt into portions of interconnection agreements negotiated by the ILECs with other parties on a most favored nation (or a "pick and choose") basis. See below for a discussion of the Eighth Circuit Court of Appeals decision invalidating certain aspects of this order.

    On May 8, 1997, the FCC released an order establishing a significantly expanded federal telecommunications subsidy regime. For example, the FCC established new subsidies for services provided to qualifying schools and libraries with an annual cap of $2.25 billion and for services provided to rural health care providers with an annual cap of $400 million. The FCC also expanded the federal subsidies to low-income consumers. Providers of interstate telecommunications service, such as the Company, as well as certain other entities, must pay for these programs. The Company's share of the schools, libraries and rural health care funds will be based on its share of the total industry telecommunications service and certain defined telecommunications end user revenues. The Company's share of all other federal subsidy funds will be based on its share of the total interstate telecommunications service and certain defined telecommunications end user revenues. Although the FCC order describes a method for determining the amount the Company must contribute to support these subsidies, the Company is currently unable to quantify the amount of these payments that it will be required to make, and the effect that these required payments will have on its financial condition. In the May 8 order, the FCC also announced that it will soon revise its rules for subsidizing service provided to consumers in high cost areas. Several parties have appealed the May 8 order. Such appeals have been consolidated and transferred to the United States Court of Appeals for the Fifth Circuit where they are currently pending. In addition, on July 3, 1997, several ILECs filed a petition for stay of the May 8 order with the FCC. That petition is also pending.

    In a combined Report and Order and Notice of Proposed Rulemaking released on December 24, 1996, the FCC made changes and proposed further changes in the interstate access charge structure. In the Report and Order, the FCC removed restrictions on ILECs' ability to lower access prices and relaxed the regulation of new switched access services in those markets where there are other providers of access services. If this increased pricing flexibility is not effectively monitored by federal regulators, it could have a material adverse effect on the Company's ability to compete in providing interstate access services. On May 16, 1997, the FCC released an order revising its access charge rate structure. The new rules substantially increase the costs that ILECs subject to the FCC's price cap rules ("price cap LECs") recover through monthly, non-traffic sensitive access charges and substantially decrease the costs that price cap LECs recover through traffic sensitive access charges. In the May 16 order, the FCC also announced its plan to bring interstate access rate levels more in line with cost. The plan will include rules to be established sometime this year that grant price cap LECs increased pricing flexibility upon demonstrations of increased competition (or potential competition) in relevant markets. The manner in which the FCC implements this approach to lowering access charge levels will have a material effect on the Company's ability to compete in providing interstate access services. Several parties have appealed the May 16 order. Those appeals have been consolidated and transferred to the United States Court of Appeals for the Eighth Circuit where they are currently pending.

    As part of its overall plan to lower interstate access rates, the FCC also released an order on May 21, 1997, in which the FCC revised its price cap rules. In the order, the FCC increased the so-called X-Factor (the percentage by which price cap LECs must lower their interstate access charges every year, net of inflation and exogenous cost increases) and made it uniform for all price cap LECs. The results of these rule changes will be both a one-time overall reduction in price cap ILEC interstate access charges and an increase in the rate at which those charges will be reduced in the future. Several parties have appealed the May 21 order. Those appeals have been consolidated and transferred to the United States Court of Appeals for the Tenth Circuit where they are currently pending.

    On January 2, 1997, Ameritech of Michigan became the first RBOC to apply for authority to provide in-region interLATA service. Ameritech withdrew its application on February 11, 1997, after the FCC struck from the record the interconnection agreement between Ameritech and AT&T which formed the basis for the application. On May 21, 1997, Ameritech refiled its application for in-region interLATA authority in Michigan. That application is currently pending. The Department of Justice has recommended that Ameritech of Michigan not be granted authority to offer in-region interLATA services.

    On April 11, 1997, SBC applied to the FCC for authority to provide in-region interLATA service in the state of Oklahoma. On June 26, 1997, the FCC released an order rejecting SBC's application on the grounds that SBC had not demonstrated either that SBC had entered into an approved interconnection agreement with a facilities-based CLEC or that no CLEC had requested interconnection as of the statutory deadline. On July 3, 1997, SBC filed an appeal of the June 26 order with the United States Court of Appeals for the District of Columbia. That appeal is currently pending.

    On July 2, 1997, SBC and its local exchange carrier subsidiaries filed a lawsuit in the United States District Court for the Northern District of Texas challenging on Constitutional grounds the Telecom Act restrictions applicable to the RBOCs only. The plaintiffs in the case seek both a declaratory judgment and an injunction against the enforcement of the challenged provisions.

    The Company anticipates that the FCC will initiate a number of additional proceedings, of its own volition and as a result of requests from CLECs and others, as a result of the Telecom Act. While the Eighth Circuit's recent decision in the appeal of the August 8, 1996 order limits the FCC's jurisdiction over the local competition provisions of the Telecom Act, such proceedings may nonetheless further define and construe the Telecom Act's terms.

    COURT OF APPEALS DECISION

    Various parties, including ILECs and state PUCs, filed appeals of the FCC's August 8, 1996 order in various U.S. Courts of Appeal, and several parties petitioned the FCC and the courts to stay the effectiveness of the FCC's rules included in the FCC's order, pending a ruling on the appeals. Many of the appeals were consolidated and transferred to the U.S. Court of Appeals for the Eight Circuit. On October 15, 1996, the Eighth Circuit issued a partial stay of the FCC's rules until the full appeal on the FCC's rules could be heard. The stay was limited to two areas of the FCC's rules: (1) the pricing rules other than those dealing with commercial mobile radio service providers; and (2) the CLECs' ability to utilize a most favored nation procedure to select favorable provisions from other interconnectors' agreements.

    On July 18, 1997, the Eighth Circuit overturned the pricing rules established in the August 8, 1996 order, except those applicable to commercial mobile radio service providers. The Eighth Circuit held that, in general, the FCC does not have jurisdiction over prices for interconnection, resale, leased unbundled network elements and traffic termination. The Eighth Circuit also overturned the FCC's "pick and choose" rules as well as certain other FCC rules implementing the Telecom Act's local competition provisions. In addition, the Eighth Circuit decision substantially limits the FCC's authority to enforce the local competition provisions of the Telecom Act. The FCC has indicated that it will seek Supreme Court review of the decision.

    In the short term the Company believes that the Eighth Circuit decision will not have a material adverse effect on it, because the Company already has interconnection agreements in place, or expects to have such agreements in place, under the provisions of the FCC's order and the Telecom Act which were not invalidated by the Court. The decision does not delay the implementation of the Telecom Act by the parties and by the state PUCs, but rather eliminates the guidance on pricing and most favored nation procedures as well as other issues that the FCC sought to provide to the parties and the state PUCs.

    In the long term, the Eighth Circuit's decision makes it more likely that the rules governing local competition will vary from state to state. Most states have already begun to establish rules for local competition that are consistent with the FCC rules overturned by the Eighth Circuit. If a patchwork of state regulations were to develop, it could increase the Company's costs of regulatory compliance and could make competitive entry in some markets more difficult and expensive than in others.

    STATE REGULATION

    The Company expects that as it offers local exchange and other intrastate services in an increasing number of states, it will be subject to direct state PUC regulation in most if not all such states. In all states where the Company is operational and certification as a CLEC is currently required, the Company's operating subsidiaries are certificated.

    In most states, the Company is required to file tariffs or price lists setting forth the terms, conditions and prices for services which are classified as intrastate. In some states, the Company's tariff can list a range of prices for particular services, and in others, such prices can be set on an individual customer basis. The Company is not subject to price cap or to rate of return regulation in any state in which it currently provides services.

    As noted above, as a result of the July 18, 1997 Eighth Circuit decision, the states have the primary regulatory role under the Telecom Act. The Telecom Act allows state regulatory authorities to continue to impose competitively neutral requirements designed to promote universal service, protect public safety and welfare, maintain quality of service and safeguard the rights of consumers. State PUCs will implement and enforce most of the Telecom Act's local competition provisions, including those governing the specific charges for local network interconnection. In some states, those charges are being determined by generic cost proceedings and in other states they are being established through arbitration proceedings.

    LOCAL GOVERNMENT AUTHORIZATIONS

    In certain locations, the Company is required to obtain local franchises, licenses or other operating rights and street opening and construction permits to install, expand and operate its fiber optic networks. In some of the areas where the Company provides network services, the Company's subsidiaries pay license or franchise fees based on a percentage of gross revenues or on a per linear foot basis. There is no assurance that certain cities that do not currently impose fees will not seek to impose such fees in the future, nor is there any assurance that, following the expiration of existing franchises, fees will remain at their current levels. Under the Telecom Act, state and local governments retain the right to manage the public rights-of-way and to require fair and reasonable compensation from telecommunications providers, on a competitively neutral and nondiscriminatory basis, for use of public rights-of-way.

    If any of the Company's existing franchise or license agreements were terminated prior to its expiration date and the Company were forced to remove its fiber from the streets or abandon its network in place, such termination would have a material adverse effect on the Company's subsidiary in that area and could have a material adverse effect on the Company. The Company believes that the provisions of the Telecom Act barring state and local requirements that prohibit or have the effect of prohibiting any entity from providing telecommunications service should be construed to limit any such action. However, there can be no assurance that one or more local authorities will not attempt to take such action. Nor is it clear that the Company would prevail in any judicial or regulatory proceeding to resolve such a dispute.

COMPETITION

    As noted above, the regulatory environment in which the Company operates is changing rapidly. The passage of the Telecom Act combined with other actions by the FCC and state regulatory authorities continues to promote competition in the provision of telecommunications services.

    ILECS

    In each market served by its networks, the Company faces, and expects to continue to face, significant competition from the ILECs, which currently dominate their local telecommunications markets.

    The Company competes with the ILECs in its markets for local exchange services on the basis of product offerings, reliability, state-of-the-art technology, price, route diversity, ease of ordering and customer service. However, the ILECs have long-standing relationships with their customers and provide those customers with various transmission and switching services that the Company, in many cases, does not currently offer. The Company has sought, and will continue to seek, to achieve parity with the ILECs in order to become able to provide a full range of local telecommunications services. See "Regulatory Overview" for additional information concerning the regulatory environment in which the Company operates. Existing competition for private line and special access services is based primarily on quality, capacity and reliability of network facilities, customer service, response to customer needs, service features and price, and is not based on any proprietary technology. As a result of the comparatively recent installation of the Company's fiber optic networks, its dual path architectures and the state-of-the-art technology used in its networks, the Company may have cost and service quality advantages over some currently available ILEC networks.

    OTHER COMPETITORS

    The Company also faces, and expects to continue to face, competition from other potential competitors in certain of the markets in which the Company offers its services. In addition to the ILECs and CAPs, potential competitors capable of offering switched local and long distance services include long distance carriers such as AT&T, MCI, Sprint and WorldCom, Inc., cable television companies such as Tele-Communications, Inc. and Time Warner, Inc., electric utilities, microwave carriers, wireless telephone system operators and private networks built by large end-users.

    The Company believes that the Telecom Act as well as a recent series of completed and proposed transactions between ILECs and long distance companies and cable companies increase the likelihood that barriers to local exchange competition will be removed. The Telecom Act states that entry barriers must be lowered in the areas served by ILECs that are subsidiaries of RBOCs before such ILECs are permitted to provide in-region, interLATA services. When ILECs that are RBOC subsidiaries are permitted to provide such services, they will be in a position to offer single source service. ILECs that are not RBOC subsidiaries may offer single source service presently.

    In some cases, cable television companies are upgrading their networks with fiber optics and installing facilities to provide fully interactive transmission of broadband voice, video and data communications. In addition, under the Telecom Act, electric utilities may install fiber optic telecommunications cable and may facilitate provision of telecommunications services by electric utilities over those networks if granted regulatory authority to do so. Cellular and PCS providers may also be a source of competitive local telephone service.

    The Company also competes with equipment vendors and installers, and telecommunications management companies, with respect to certain portions of its business.

    A continuing trend toward business combinations and alliances in the telecommunications industry may create significant new competitors to the Company. In addition, many of the Company's existing and potential competitors have financial, personnel and other resources, including name recognition, significantly greater than those of the Company.

    The Company also competes with long distance carriers in the provision of long distance services. Although the long distance market is dominated by four major competitors, AT&T, MCI, Sprint and WorldCom, Inc., hundreds of other companies also compete in the long distance marketplace.

    With respect to the Company's enhanced communications service offerings, each is subject to competition. For example, there are several competitors that offer IVR services, such as Call Interactive, which the Company believes focuses its sales efforts on large volume IVR service users. Another competitor, Telemedia, which is owned by Sprint, also offers significant call volume capacity. With respect to Magic Number, the Company's virtual communications center, there are numerous competitors with product offerings that include some or all of the services offered by Magic Number.

PURCHASING AND DISTRIBUTION

    With respect to the Company's fiber optic networks, which constitute the Company's most significant capital investments, the Company has entered into general purchase agreements with key equipment suppliers for fiber and fiber optic transmission equipment, with Nortel for telecommunications switches, and with other suppliers for various other components of each system. These agreements provide the basic framework under which purchase orders for these system components will be made. The specific purchases made for each network depend upon the configuration and other factors related to the network, such as the prospective customer base and location and the services to be offered over the network. Once these decisions are made, purchase orders for the appropriate fiber and selected equipment types are placed under the general purchase agreements. In connection with the Company's provision of long distance services, it purchases capacity at wholesale rates from long distance carriers.

PROPERTIES

    The Company owns or leases, in its operating territories, telephone property which includes: fiber optic backbone and distribution network facilities; point-to-point distribution capacity; central office switching equipment; connecting lines between customers' premises and the central offices; and customer premise equipment.

    The fiber optic backbone and distribution network and connecting lines include aerial and underground cable, conduit, and poles and wires. These facilities are located on public streets and highways or on privately owned land. The Company has permission to use these lands pursuant to consent or lease, permit, easement, or other agreements. The central office switching equipment includes electronic switches and peripheral equipment.

    The Company and its subsidiaries lease facilities for their administrative and sales offices, network nodes and warehouse space. The various leases expire in years ranging from 1997 to 2016. Most have renewal options. Additional office space and equipment rooms will be leased as the Company's operations and networks are expanded and as new networks are constructed.

EMPLOYEES

    As of June 30, 1997, the Company employed 845 people, including full-time and part-time employees. The Company considers its employee relations to be good. None of the employees of the Company is covered by a collective bargaining agreement.

TRADEMARKS AND TRADE NAMES

    The Company uses the name "NEXTLINK" as its primary business name. In July 1995, the Company filed for federal trademark protection of this name and received its notice of allowance from the U.S.

Patent and Trademark Office on July 1, 1997. In addition, filings have been made to register the distinctive floating X and related marks as protected trademarks under federal law. These filings all are pending. The Company has no assurance that they will be granted.

LEGAL PROCEEDINGS

    The Company is not currently a party to any legal proceedings, other than regulatory and other proceedings that are in the normal course of its business.

                                   MANAGEMENT

    The following table sets forth the names, ages and positions of the executive officers and members of the Company's board of directors. Their respective backgrounds are described following the table.

NAME                                                       AGE                            POSITION
-----------------------------------------------------      ---      -----------------------------------------------------
Steven W. Hooper(3)..................................          44   Chairman of the Board
Wayne M. Perry(1)....................................          47   Vice Chairman and Chief Executive Officer
James F. Voelker(1)..................................          46   President and Director
Jan Loichle..........................................          49   Vice President, Chief of Local Exchange Operations
Kathleen H. Iskra....................................          41   Vice President, Chief Financial Officer and Treasurer
R. Bruce Easter, Jr..................................          40   Vice President, General Counsel and Secretary
Charles P. Daniels...................................          41   Vice President, Chief Technology Officer
R. Gerard Salemme....................................          43   Vice President, External Affairs and Industry
                                                                    Relations
Bruce Allenbaugh.....................................          41   Vice President, Marketing Services
Craig O. McCaw.......................................          47   Director
Dennis Weibling(1)(2)(3).............................          46   Director
Scot Jarvis(2).......................................          36   Director
William A. Hoglund(1)(2).............................          43   Director

------------------------

(1) Member of the Executive Committee

(2) Member of the Compensation Committee

(3) Member of the Audit Committee

    The following persons are the presidents of the Company's operating subsidiaries:

NAME                                                       AGE                            POSITION
-----------------------------------------------------      ---      -----------------------------------------------------
Hugh C. Cathey.......................................          47   President of NEXTLINK Ohio, L.L.C.
Greg Green...........................................          33   President of NEXTLINK Washington, L.L.C.
Don Hillenmeyer......................................          51   President of NEXTLINK Tennessee, L.L.C.
Jeff C. Stone........................................          39   President of NEXTLINK Interactive, L.L.C.
Dwayne Nielson.......................................          42   President of NEXTLINK Utah, L.L.C.
Gary Rawding.........................................          45   President of NEXTLINK Pennsylvania, L.P.
Donald W. Sessamen...................................          64   President of NEXTLINK California, L.L.C.
Richard Kingston.....................................          37   President of NEXTLINK Illinois, Inc.

    Directors of the Company are elected annually at the annual meeting of stockholders. The next annual meeting of stockholders is scheduled for May 1998. All of the officers identified above serve at the discretion of the Board of Directors of the Company. There are no family relationships between any person identified above. In connection with the listing of the Class A Common Stock on the Nasdaq National Market, the Company intends to nominate two individuals as independent directors.

    The Audit Committee is responsible for reviewing the services provided by the Company's independent auditors, consulting with the independent auditors on audits and proposed audits of the Company and reviewing the need for internal auditing procedures and the adequacy of internal controls. The Compensation Committee determines executive compensation and stock option awards. The Executive Committee exercises, to the maximum extent permitted by law, all powers of the Board of Directors between board meetings, except those functions assigned to specific committees. The Board of Directors may establish additional committees from time to time.

    The following are brief biographies of persons identified above.

    STEVEN W. HOOPER. Mr. Hooper has been Chairman of the Board since July 21, 1997. Prior to that, Mr. Hooper was Vice Chairman of the Company since June 16, 1997. Mr. Hooper was formerly President and Chief Executive Officer of AT&T Wireless Services, Inc., following the merger with McCaw Cellular. Prior to being appointed President and Chief Executive Officer, he served as Chief Financial Officer for two years. This was preceded by five years as Regional President for Cellular One's Pacific Northwest/ Rocky Mountain region, where his responsibilities included managing the cellular operations in six western states and Alaska. Mr. Hooper is a member of the Audit Committee of the Board of Directors.

    WAYNE M. PERRY. Mr. Perry has been Chief Executive Officer of the Company since July 21, 1997 and Vice Chairman of the Company since June 16, 1997. Mr. Perry was formerly Vice Chairman of AT&T Wireless Services, Inc. since September 1994, following the merger with McCaw Cellular. Prior to the merger, he served as Vice Chairman of the Board of McCaw Cellular since June 1989, and before that served as President since December 1985. Prior to becoming President of McCaw Cellular, Mr. Perry served as Executive Vice President and General Counsel and was primary legal officer from 1976 to 1985. Mr. Perry was appointed Vice Chairman of the Board of LIN Broadcasting Corporation on March 5, 1990. He also served as Chairman of the Board of Directors of the Cellular Telecommunications Industry Association, the nationwide wireless industry association, for the 1993/94 term. Mr. Perry is a member of the Executive Committee of the Board of Directors.

    JAMES F. VOELKER. Mr. Voelker has been the President of NEXTLINK since April 1995 and is responsible for developing the company vision and guiding overall operations. He is recognized as one of the early entrepreneurs in the business of building and delivering competitive local exchange service. Mr. Voelker's career in telecommunications spans almost two decades and includes experience in very different segments of the industry in a variety of executive positions. From 1981 to 1984 he served as vice president of sales, marketing and customer service for Lexitel Corporation, the forerunner of Allnet Communications. Mr. Voelker co-founded Digital Signal Inc. and served as chief operating officer and chief executive officer from 1985 through the company's sale to SP Telecom in 1990. Digital Signal operated a nation wide fiber optic network supplying capacity, engineering, provisioning and operational support to over one hundred interexchange carriers. In the CAP arena, Mr. Voelker became vice chairman of City Signal Inc. in 1992, which constructed and operated networks in six markets. Subsequently, he served as its chief executive officer after the company merged with its sister company Teledial America to form U.S. Signal. Based in Grand Rapids, Michigan, U.S. Signal was one of the first fully certified CLECs in the country. Mr. Voelker has served as vice chairman of ALTS, the industry Association of Local Telephone Service providers and as a director of Phoenix Network Inc., a publicly held long distance company. Mr. Voelker is also a member of the Executive Committee of the Board of Directors.

    JAN LOICHLE. Ms. Loichle has been Vice President, Chief of Local Exchange Operations of NEXTLINK since October 1996. Prior to that, Ms. Loichle was the President of NEXTLINK Solutions (the virtual communications center) from July 1995. Prior to joining NEXTLINK, Ms. Loichle was Executive Vice President at U.S. Signal in Detroit and Grand Rapids, Michigan from April 1993 to July 1995. At U.S. Signal Ms. Loichle led the development of an enhanced service platform (Magic Number) from concept through production system and implementation. From 1990 to 1993, Ms. Loichle was Assistant Vice President of Finance for SP Telecom in San Francisco. Prior to that, Ms. Loichle was Vice President of Financial Operations for Lexitel/Allnet/ALC in Birmingham, Michigan from December 1980 to October 1989.

    KATHLEEN H. ISKRA. Ms. Iskra has been Vice President, Chief Financial Officer and Treasurer of NEXTLINK since January 1996. Prior to that, she was President and Chief Executive Officer of Horizon Air, a wholly owned subsidiary of Alaska Air Group. Prior to her appointment at Horizon Air, Ms. Iskra served as staff vice president of finance and controller of Alaska Airlines and Alaska Air Group.

Ms. Iskra's service with Alaska began in 1987, when she was appointed Controller. Prior to joining Alaska, she was an audit manager with Arthur Andersen.

    R. BRUCE EASTER, JR. Mr. Easter has been Vice President, General Counsel and Secretary of NEXTLINK since January 1995. From 1986 to December 1994, Mr. Easter was an associate and then partner in the law firm of Davis Wright Tremaine in Seattle, Washington, where he focused on communications law and media matters. Prior to joining Davis Wright Tremaine, Mr. Easter was a legal assistant at Home Box Office, Inc. from 1980 through 1986.

    CHARLES P. DANIELS. Mr. Daniels has been Vice President, Chief Technology Officer since July 1997. Prior to that, Mr. Daniels was Vice President, Chief Marketing Officer of NEXTLINK from November 1995. From 1992 to 1995, Mr. Daniels worked for MCI where he was the founder and Program Manager of the network MCI Developers Lab. Mr. Daniels was also a founding member of MCI's Advanced Technology Group. Prior to joining MCI, Mr. Daniels worked for Manufacturers Hanover Trust from 1989 to 1992 as Vice President/Strategic Technology & Research, where he was responsible for evaluating and implementing new technologies that either reduced costs or generated new revenue.

    R. GERARD SALEMME. Mr. Salemme has been Vice President, External Affairs and Industry Relations since July 1997. Prior to joining NEXTLINK, Mr. Salemme was Vice President - Government Affairs at AT&T Corp. from December 1994. Prior to joining AT&T Corp., Mr. Salemme was Senior Vice President-- External Affairs at McCaw Cellular from 1991 to December 1994.

    BRUCE ALLENBAUGH. Mr. Allenbaugh has been Vice President, Marketing Services since July 1997. Prior to that, Mr. Allenbaugh was Director of Marketing for the Company from December 1994. Prior to joining NEXTLINK, Mr. Allenbaugh was Director of Market Development with the Pepsi-Cola Company from August 1993 to December 1994, Director of New Products from April 1991 to August 1993 and Director of Advertising from September 1990 to April 1991.

    CRAIG O. MCCAW. Mr. McCaw has been a director of the Company since September 1994 and was Chief Executive Officer of NEXTLINK from September 1994 to July 21, 1997. Mr. McCaw is also Chairman and Chief Executive Officer of Eagle River, a company formed and owned by Mr. McCaw to make strategic investments in telecommunications ventures. Mr. McCaw was the founder, chairman and chief executive officer of McCaw Cellular Communications, Inc. ("McCaw Cellular"), the nation's leading provider of wireless communications services, until the company was sold to AT&T in August 1994. Prior to entering the cellular telephone business in 1973, Mr. McCaw took over daily operation of a small cable television operation in Centralia, Washington, that he and his three brothers owned. Under his leadership, this one-system operation serving 4,000 subscribers eventually grew to be the nation's 20th largest cable operator serving 450,000 subscribers. In 1974, he expanded the cable company's services by entering the paging and conventional mobile telephone industries and eventually became the fifth largest paging operator in the country, serving approximately 320,000 subscribers in 13 states. In 1981, Mr. McCaw saw the revolutionary potential of wireless communications and committed the company to developing broad-based cellular telephone services. Later, McCaw Cellular became the nation's largest cellular telephone operator, with cellular system positions in more than 100 U.S. cities, representing more than 100 million potential customers. The company also had interests in wireless data transmissions, personal communications services, air-to-ground phone systems and satellite communications at the time of its sale to AT&T. Mr. McCaw is one of the two principal owners of Teledesic Corporation, which in March 1994 announced plans for a worldwide satellite-based telecommunications system. Mr. McCaw is indirectly a significant stockholder, a director and Chairman of the Operating Committee of Nextel Communications, Inc., a provider of wireless telecommunications services.

    DENNIS WEIBLING. Mr. Weibling has been a director of the Company since January 1997 and had been Executive Vice President of NEXTLINK since September 1994. Mr. Weibling is also President of Eagle River, Inc., since October 1993. Mr. Weibling is a director and member of Nextel Communications,

Inc.'s board, operations, audit and compensation committees. Nextel is a leading provider of integrated wireless communications services for teams of mobile workers. Mr. Weibling serves on the board and executive committee of Teledesic Corporation, a satellite telecommunications company backed by Mr. McCaw and Microsoft founder Mr. William Gates. Mr. Weibling is a director of Cable Plus, one of the leading providers of private cable television and telephony service to residential apartment complexes. A licensed certified public accountant in Washington, Mr. Weibling is a member of the American Society of Certified Public Accountants and the Washington Society of Certified Public Accountants. In addition, Mr. Weibling is a licensed attorney in Ohio and a member of the American Bar Association and Ohio State Bar Association. Mr. Weibling is also a member of the Executive Committee, Compensation Committee and Audit Committee of the Board of Directors.

    SCOT JARVIS. Mr. Jarvis has been a director of the Company since January 1997 and, prior to that, had been Executive Vice President of NEXTLINK since September 1994, was a Vice President of Eagle River, Inc. from October 1994 through April 1996. Mr. Jarvis is the co-founder and since March 1997 has been a member of Cedar Grove Partners, LLC. Prior to that, Mr. Jarvis was the acting President of the Company from September 1994 to April 1995. Prior to joining Eagle River, Inc., Mr. Jarvis served as Vice President of McCaw Development Corporation from 1993 to 1994 and of McCaw Cellular from 1985 through 1994. During his tenure at McCaw Cellular, Mr. Jarvis served in the positions of General Manager from 1990 to 1993, Vice President of Acquisitions and Development from 1988 to 1990 and Assistant Vice President from 1985 to 1988. Mr. Jarvis also recently served on the Board of Directors or executive committees of: Nextel Communications, Inc., PriCellular Corporation, Horizon Cellular Group, Los Angeles Cellular Telephone Company, Cellular 2000 Partnership, Cybertel Cellular Telephone Company (St. Louis), Northwest Cellular Partnership, and Movitel del Noroeste (Mexico Region). Mr. Jarvis has also served as the President of the Iberia Cellular Telephone Company from 1991 to 1994. Mr. Jarvis is also a member of the Compensation Committee of the Board of Directors.

    WILLIAM A. HOGLUND. Mr. Hoglund has been a director of the Company since January 1997 and, prior to that, had been Executive Vice President of NEXTLINK since February 1996. Mr. Hoglund is also Vice President and Chief Financial Officer of Eagle River, Inc. since January 1996. Prior to joining Eagle River, Inc., Mr. Hoglund was a Managing Director of J.P. Morgan & Co. in its investment banking group. Mr. Hoglund was employed by J.P. Morgan & Co. from 1977 through 1995, focusing for the past nine years on clients in the telecommunications, cable and media industries. Mr. Hoglund is also a member of the Executive and Compensation Committees of the Board of Directors.

    The following individuals are the senior management of the Company's subsidiaries.

    HUGH C. CATHEY. Mr. Cathey has been the President of NEXTLINK Ohio since August 1996. Prior to joining NEXTLINK, Mr. Cathey had nearly 20 years of experience in the telecommunications industry. From 1993 to 1996, Mr. Cathey was president and chief executive officer of Digital Network, Inc., a publicly traded, facilities-based long distance company based in Dallas, Texas. From 1989 to 1993, Mr. Cathey served as president and chief executive officer of United Telemanagement, Inc. Prior to that, Mr. Cathey held sales and product management positions of increasing responsibility with AT&T, culminating as the senior executive of a business unit of AT&T with annual revenues of approximately $100 million. During Mr. Cathey's tenure at United Telemanagement, Inc., that company filed a petition under the Federal bankruptcy laws.

    GREG GREEN. Mr. Green has been the President of NEXTLINK Washington since March 1995. Prior to that, from 1985 through March 1995, Mr. Green was the founder and former President of Tel-West Communications, Inc. ("Tel-West") until the Company's acquisition of certain assets of that company. At Tel-West, Mr. Green provided overall management of business development, sales and customer service. Mr. Green successfully negotiated with the Washington State Utilities and Transportation Commission to become the second competitive local exchange carrier in Washington State's history and the first in the city of Spokane.

    DON HILLENMEYER. Mr. Hillenmeyer has been the President of NEXTLINK Tennessee since March 1995. Prior to joining NEXTLINK in March of 1995, Mr. Hillenmeyer was president of MCMG, Inc., a Nashville-based wireless communications management consulting and operations firm specializing in running Rural Service Areas for independent cellular telephone owners. Before founding MCMG, Inc., Mr. Hillenmeyer held various senior management positions at McCaw Cellular and was responsible for 13 southern states from August 1986 to February 1990.

    JEFF C. STONE. Effective August 1, 1997, Mr. Stone will be the President of NEXTLINK Interactive (the interactive voice response provider). Prior to joining the Company, Mr. Stone was Vice President and General Manager for the Western Region of WorldCom, Inc. (previously MFS Telecom, Inc.) from 1994 to July 1997. Prior to that, from 1989 to 1994, Mr. Stone was the Director of Sales and Marketing of Associated Communications of Los Angeles.

    DWAYNE NIELSON. Mr. Nielson has been President of NEXTLINK Utah since February 1996. Prior to joining NEXTLINK, Mr. Nielson was Assistant Vice President, Consumer and Small Business Market, at Sprint Corporation from October 1994 to February 1996. Prior to that, from August 1985 through October 1994, Mr. Nielson held a variety of sales and marketing positions at Sprint and United Telephone.

    GARY RAWDING. Mr. Rawding has been President of NEXTLINK Pennsylvania since September 1994. Prior to founding Penns Light Communications, Inc., certain assets of which were acquired by the Company in September 1994, he served as Vice President of Sales & Marketing at Eastern TeleLogic Corporation from 1989 until 1993. Prior to joining Eastern TeleLogic, Mr. Rawding held various positions with Bell Atlantic Corporation.

    DONALD W. SESSAMEN. Mr. Sessamen has been President of NEXTLINK California since November 1996. Prior to that, Mr. Sessamen acted as a consultant to NEXTLINK. Prior to acting as a consultant to the Company, Mr. Sessamen joined Brooks Fiber California in 1994 as president, after the company acquired Phoenix Fiberlink. At Brooks Fiber California, Mr. Sessamen completed the installation of the San Jose system and managed the entry into switched services in the Sacramento market. From 1991 to 1994, Mr. Sessamen was executive vice president of operations, engineering and MIS at SP Telecom, a fiber optic systems construction and wholesale transmission company using Southern Pacific Railroad rights-of-way east of the Mississippi River. At SP Telecom, Mr. Sessamen led SP Telecom's entry into switch-based products utilizing the Northern Telecom DMS 250 Super Node, introducing innovative switch-based products.

    RICHARD KINGSTON. Mr. Kingston has been the President of NEXTLINK Illinois, Inc. since July 1997. Prior to joining NEXTLINK, Mr. Kingston was the Western Regional Vice President/General Manager of American Communications Services, Inc. from April 1994 to July 1997. Prior to that, Mr. Kingston operated his own telecommunications company, King Communications, Inc. from January 1992 to January 1994. From December 1990 to January 1992, Mr. Kingston was West Region Agent Manager for Telesphere Communications, Inc., and from 1988 to December 1990, Mr. Kingston was Director of Carrier Sales at MFS Communications Company, Inc.

                           SUMMARY COMPENSATION TABLE

    The following table sets forth, for the fiscal year ended December 31, 1996, individual compensation information for the Chief Executive Officer of the Company and each of the four other most highly compensated executive officers of the Company who were serving as executive officers at December 31, 1996 (the "Named Executive Officers").

                                                                                              LONG TERM
                                                                                             COMPENSATION
                                                      ANNUAL COMPENSATION                   --------------
                                      ----------------------------------------------------    SECURITIES
                                                                            OTHER ANNUAL      UNDERLYING       ALL OTHER
         NAME AND PRINCIPAL             FISCAL                    BONUS     COMPENSATION       OPTIONS       COMPENSATION
              POSITION                   YEAR      SALARY ($)    ($)(1)          ($)            (#)(2)          ($)(3)
------------------------------------  -----------  -----------  ---------  ---------------  --------------  ---------------

McCaw, Craig O......................        1995          -0-         -0-           -0-               -0-            -0-
  CEO(4)                                    1996          -0-         -0-           -0-               -0-            -0-

Voelker, James F....................        1995       89,405      87,000        11,542(5)      1,000,000            -0-
  President                                 1996      160,609     200,000           -0-            15,000          6,523

Kingery, Robert.....................        1995       65,589      88,082           -0-            98,347(7)          -0-
  President of                              1996      225,000      30,000           -0-             5,000          5,625
  NEXTLINK Interactive(6)

Iskra, Kathleen H...................        1995          -0-         -0-           -0-               -0-            -0-
  Vice President, Chief                     1996      121,233      65,250           -0-           153,500          1,575
  Financial Officer and
  Treasurer

Daniels, Charles P..................        1995       14,423      25,000           -0-           100,000            -0-
  Vice President, Chief                     1996      100,000      84,750           -0-             7,500          2,512
  Technology Officer

------------------------

(1) Represents bonuses that were paid subsequent to the stated calendar year end.

(2) Represents Class B membership units granted in connection with the Company's equity option plan during 1995 and 1996, respectively.

(3) Represents contributions made by the Company on behalf of the executive officer under the Company's 401(k) Plan.

(4) Mr. McCaw resigned as the Company's Chief Executive Officer effective July 21, 1997.

(5) Of this amount, $11,238 was allocated to temporary housing expenses.

(6) Mr. Kingery resigned his position with the Company effective July 31, 1997.

(7) This represents the number of options to acquire Class B units granted as a replacement for this executive's options to acquire membership interests in NEXTLINK Interactive.

                      OPTION GRANTS IN LAST FISCAL YEAR(1)

                                                                                                        POTENTIAL REALIZABLE
                                                          INDIVIDUAL GRANTS                               VALUE AT ASSUMED
                                ----------------------------------------------------------------------    ANNUAL RATES OF
                                 NUMBER OF                                                                  SHARE PRICE
                                SECURITIES       % OF TOTAL                                               APPRECIATION FOR
                                UNDERLYING     OPTIONS GRANTED      EXERCISE OR                            OPTION TERM(2)
           NAME AND               OPTIONS      TO EMPLOYEES IN      BASE PRICE                          --------------------
      PRINCIPAL POSITION        GRANTED(#)     FISCAL YEAR(%)         ($/SH)       EXPIRATION DATE(3)    5% ($)     10% ($)
------------------------------  -----------  -------------------  ---------------  -------------------  ---------  ---------
McCaw, Craig O................         -0-              -0-                -0-             N/A
Voelker, James F..............      15,000             1.45                .44       August 19, 2011        7,079     20,846
Kingery, Robert...............       5,000             0.48                .44       August 19, 2011        2,360      6,949
Iskra, Kathleen H.............      75,000             7.27                .01(4)    January 2, 2011       67,449    136,285
                                    75,000             7.27                .44       January 2, 2011       35,394    104,230
                                     3,500             0.34                .44       August 19, 2011        1,652      4,864
Daniels, Charles P............       7,500             0.73                .44       August 19, 2011        3,539     10,423

------------------------

(1) Effective on January 31, 1997, NEXTLINK Communications, L.L.C. was merged with and into NEXTLINK Communications, Inc. The information presented in this table reflects the grant of options for the purchase of Class A Common Stock under the Company's Stock Option Plan in substitution for options granted previously pursuant to the Amended and Restated Equity Option Plan of NEXTLINK Communications, L.L.C. (the "EOP"). See Note 12 to the Consolidated Financial Statements.

(2) The dollar amounts under the 5% and 10% columns are the result of calculations required by the rules of the Securities and Exchange Commission ("SEC") and, therefore, are not intended to forecast possible future appreciation, if any, of the Class A Common Stock. The amounts shown reflect the difference between the appreciation and the exercise price at the assumed annual rates of appreciation through the fifteenth anniversary of the dates of grant.

(3) Options granted during 1996 vest either 20% at employment and 20% at the end of each subsequent year or 25% at the end of each of the next four years after grant.

(4) Market value on the date of grant was $.44 per security or $32,055 in the aggregate.

                    AGGREGATED FISCAL YEAR END OPTION VALUES

                                    NUMBER OF UNEXERCISED          VALUE OF UNEXERCISED
                                          OPTIONS AT                   IN-THE-MONEY
                                       FISCAL YEAR END         OPTIONS AT FISCAL YEAR END(1)
                                 ----------------------------  -----------------------------
NAME                             EXERCISABLE   UNEXERCISABLE    EXERCISABLE   UNEXERCISABLE
-------------------------------  ------------  --------------  -------------  --------------
McCaw, Craig O.................          -0-            -0-              -0-            -0-
Voelker, James F...............      400,000        615,000    $   1,400,000   $  2,152,500
Kingery, Robert................       39,339         64,008          137,687        224,028
Iskra, Kathleen H..............       60,000         93,500          210,000        327,250
Daniels, Charles P.............       40,000         67,500          140,000        236,250

------------------------

(1) Reflects the difference between the exercise price and a valuation of $3.50 per unit. Because there is no public market for the Company's membership units, pursuant to the Equity Option Plan, the Plan's Administrative Committee determines the value of the Class B options at least as often as the end of each fiscal year. The valuation set forth above reflects the Administrative Committee's determination of per unit valuation at December 31, 1996.

EMPLOYMENT AGREEMENTS

    The Company has entered into an employment agreement with James F. Voelker, its President, for a term expiring on December 31, 1998, subject to earlier termination. The agreement provides for a base salary of $187,500 for the period from April 1, 1997 to December 31, 1997 and $275,000 for the period from January 1, 1998 to December 31, 1998, with a total annual bonus of $150,000 based upon the performance of Mr. Voelker and the Company in light of the business plans and budgets of the Company as recommended by Mr. Voelker and approved by the Board. In addition, in connection with the execution of this employment agreement, effective April 10, 1997, the Company granted Mr. Voelker options to purchase 250,000 shares of Class A Common Stock, which options vest in equal installments on each of the first four anniversaries of grant and have an exercise price of $3.50 per share. The agreement also contains confidentiality provisions.

    NEXTLINK Pennsylvania, L.P., an operating subsidiary of the Company, has entered into an employment agreement with Gary A. Rawding, its President, for a term expiring on September 15, 1997, subject to automatic month-to-month extensions unless either party gives 30 days notice not to renew. The agreement provides for a base salary of $110,000, with a total bonus of $50,000 for the five-quarter period ended December 31, 1995 based on the attainment of goals and milestones outlined in the agreement and $10,000 per quarter thereafter. If NEXTLINK Pennsylvania, L.P. fails to renew the agreement or if employment is terminated due to the cessation of its business, NEXTLINK Pennsylvania, L.P. must pay Mr. Rawding his then-current monthly salary until one year after termination. The agreement also contains non-compete, non-solicitation and confidentiality provisions.

    NEXTLINK Washington, L.L.C. ("NEXTLINK Washington"), an operating subsidiary of the Company, has entered into an employment agreement with Gregory Green as its President for a term expiring March 28, 1998, subject to earlier termination. The agreement provides for a base salary of $100,000 with a bonus of $30,000 during the first year, $35,000 during the second year and $40,000 during the third year, in each case upon the achievement of objectives. The agreement also contains non-compete, non-solicitation and confidentiality provisions.

NEXTLINK COMMUNICATIONS, INC. STOCK OPTION PLAN

    The Company established the NEXTLINK Communications, Inc. Stock Option Plan (the "Plan") to replace the EOP and to provide a performance incentive for certain officers, employees, and individuals who provide services to the Company, and to enable these individuals to acquire or increase proprietary interest in the success of the Company.

    Pursuant to the terms of the Plan, the Company's Board of Directors (the "Board") has reserved the right to terminate, modify, or amend the Plan subject to the following restriction: The Board must obtain shareholder approval for any amendment that (1) increases the number of shares of Class A Common Stock available under the Plan, (2) changes the Plan's eligibility provisions, or (3) requires shareholder approval under applicable law.

    The Plan Administrator may modify or amend outstanding options granted under the Plan, provided modification or amendment of an outstanding option shall not, without the consent of the optionee, impair or diminish any of the optionee's rights or any of the obligations of the Company. Except as otherwise provided in the Plan, no outstanding option shall be terminated without the consent of the optionee. Unless the optionee agrees otherwise, any change or adjustment to an outstanding incentive stock option shall be made so as not to constitute a "modification," as defined in Section 424(h) of the Internal Revenue Code of 1986, as amended (the "Code"), and so as not to cause the option to cease qualifying as an incentive stock option, as defined in Code Section 422(b).

    The "Plan Administrator" is the Compensation Committee of the Board, and its members are Messrs. Perry, Weibling, Jarvis and Hoglund. The Board may from time to time remove members from, or add members to, the Compensation Committee. Vacancies on the committee, however caused, may be filled by the Board.

    The Plan Administrator acts as the manager of the Plan, possessing discretionary authority to determine all matters relating to the options to be granted. The Plan Administrator has the sole authority to interpret the provisions of the Plan, any option issued under the Plan, and any rule or regulation applicable to the Plan. The Plan Administrator's interpretation is conclusive and binding on all interested parties, so long as the interpretation and construction with respect to incentive stock options corresponds to the requirements of Code Section 422, the regulations thereunder, and any amendments thereto.

    The stock available under the stock options granted under the Plan are shares of the Company's authorized but unissued Class A Common Stock. The total number of shares that may be issued pursuant to options under the Plan, including both incentive and non-statutory options, shall not exceed an aggregate of 10,000,000 shares.

    Incentive stock options may be granted only to officers and other employees of the Company (or a parent or subsidiary corporation of the Company), including Board members who are also employees of the Company (or employees of a parent or subsidiary corporation of the Company). Non-statutory options may be granted to both employees and non-employees of the Company (or a corporate or non-corporate parent or subsidiary), including non-employee Board members. Certain limitations apply to 10% shareholders.

    Within the parameters established by the Plan, the Plan Administrator has the sole discretion to determine the options to be granted under the Plan, including selection of the individuals receiving option grants, the number of shares available under each option, the exercise price, and all other terms and conditions of the options. Separate option grants under the Plan need not be identical in any respect, even when made simultaneously. The Plan Administrator shall issue each optionee an individual "option agreement," which describes the relevant terms of the option.

    The purchase price per share of Class A Common Stock under each incentive stock option shall be not less than the fair market value of the Class A Common Stock on the date the option is granted, except where the option is a substituted or assumed option from another plan, and the exercise price relates to the original exercise price, in accordance with applicable provisions of the Code. Certain additional limitations apply to 10% shareholders. The purchase price per share of Class A Common Stock under each non-statutory stock option shall be not less than 85% of the fair market value of the Class A Common Stock on the date the option is granted, except where the option is a substituted or assumed option from another plan, and the exercise price relates to the option's original exercise price.

    The aggregate shares of Class A Common Stock available to an optionee through incentive stock options, which are exercisable for the first time during a calendar year, shall not exceed $100,000 in value. For purposes of this limit, the Class A Common Stock shall be valued at its fair market value as of the option grant date. To the extent an incentive stock option exceeds this limitation, it shall be considered a non-statutory stock option.

    An optionee must exercise his or her option, if at all, before it expires. Each option shall expire on the date specified in the individual option agreement, which date shall not be later than the tenth anniversary of the date on which the option was granted with respect to incentive stock options, the 15th anniversary with respect to non-statutory options and the fifth anniversary in the case of a 10% stockholder.

    Options granted under the Plan and the rights and privileges conferred thereby may not be transferred, assigned, pledged, or hypothecated in any manner (whether by operation of law or otherwise), other than by will or applicable laws of descent and distribution; provided that non-statutory stock options may be transferred to a revocable trust established by the optionee for his or her descendants, to an immediate family member, or to a partnership in which only immediate family members or such estate-planning trusts are partners. Options shall not be subject to execution, attachment, or similar process. Upon any attempt to transfer, assign, pledge, hypothecate, or otherwise dispose of any option under the Plan, or any rights or privilege conferred by the Plan, contrary to the provisions of the Plan, or upon the sale or levy or any attachment or similar process upon the rights and privileges conferred by the Plan, such option shall thereupon terminate and become void. No person may create a lien on any funds, securities, or other property held under the Plan.

    Options granted under the Plan shall generally expire on the earlier of the following two events: (i) the date of expiration expressed in the individual option agreement, or (ii) three months after termination of employment (unless the termination is for cause, in which case the option shall immediately expire). Special rules apply in the event of an optionee's death or disability. In addition, options shall terminate if the shareholders of the Company receive cash, stock, or other property in exchange for or in connection with their shares of Class A Common Stock as a result of a merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation of the Company (other than a mere reincorporation, creation of a holding company, or merger in which the Company's shareholders receive a corresponding number of shares of Class A Common Stock in the survivor corporation). Prior to such an event, the optionee shall have the right to exercise his or her option, in whole or in part, to the extent vested.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    From the inception of NEXTLINK through the end of 1995, NEXTLINK's capital and operational funding was provided on an as needed basis, primarily by Eagle River. During this period, under NEXTLINK's limited liability company agreement, one equity unit was issued for each dollar in cash or assets contributed to NEXTLINK. The equity ownership units issued from time to time during the course of this period thus reflect this one dollar to one equity unit equivalency. As of June 30, 1997, Eagle River had contributed approximately $53.9 million to NEXTLINK and had received approximately 53.9 million Class A Units in NEXTLINK Communications, L.L.C., which were converted to approximately 72.3 million shares of the Company's Class B Common Stock on January 31, 1997, including certain issuances described below.

    On September 15, 1994, NEXTLINK lent $100,000 to Gary A. Rawding, President of NEXTLINK Pennsylvania, L.P. This loan is unsecured and is due September 15, 2004, or upon the sale of more than one-half of his interest in NEXTLINK Pennsylvania, L.P. This loan bears interest at the prime rate and requires annual interest payments on September 15.

    On August 18, 1995, NEXTLINK lent $93,141 to James F. Voelker, NEXTLINK's President, in connection with his relocation to Washington. This loan bears interest at the prime rate and principal and interest are due on the earlier of December 31, 1998 or the sale of Mr. Voelker's former residence. In April 1997, $25,000 in principal amount of this loan was forgiven as part of the payment of Mr. Voelker's 1996 bonus.

    On September 1, 1995, NEXTLINK agreed to pay $3.0 million to BWP, Inc. in connection with the acquisition of certain assets of Sound Response Corporation. A payment of $1.5 million was made on September 1, 1996 and an additional payment of $1.5 million is due September 1, 1997. In addition, NEXTLINK issued approximately 4.4 million Class A Units in NEXTLINK Communications, L.L.C., which were converted to approximately 5.9 million shares of the Company's Class B Common Stock on January 31, 1997 to BWP, Inc. in connection with this asset acquisition.

    On January 31, 1995, Eagle River lent NEXTLINK $3.3 million in connection with the acquisition of certain assets from City Signal, Inc. The note was unsecured and bore interest at the prime rate plus 2%. The note plus accrued interest was repaid with a portion of the net proceeds of NEXTLINK's offering of 12 1/2% Notes. NEXTLINK's principal equity owner, Mr. Craig O. McCaw, through Eagle River made advances to NEXTLINK primarily to fund NEXTLINK's capital expenditures (excluding acquisitions) and operating losses between January 1996 and April 1996. These advances of approximately $32.2 million, including accrued interest, were repaid using a portion of the net proceeds of the offering of the 12 1/2% Notes.

    During 1995, Eagle River lent NEXTLINK $7.3 million in connection with asset acquisitions and operating expenses. The note bore interest at the prime rate plus 2% and, on December 1, 1995, was converted to equity and approximately 7.3 million Class A Units in NEXTLINK Communications, L.L.C., which, along with the other Units owned by Eagle River, were converted to shares of Class B Common Stock of the Company on January 31, 1997.

    During 1995, NEXTLINK incurred expenses for administrative services provided by U.S. Signal, a minority shareholder of NEXTLINK, pursuant to temporary agreements related to the acquisitions of certain assets from City Signal, Inc. NEXTLINK recorded expenses in connection with fees to U.S. Signal of $1.5 million in 1995.

    Each share of the Company's Class B Common Stock is convertible at the option of the holder thereof, at any time, into one share of Class A Common Stock. The Company and the current holders of the Company's Class B Common Stock and the holders of options to purchase Class B Common Stock have entered into a Registration Rights Agreement (the "Company Registration Rights Agreement"), which, among other things, will provide that at any time after a Qualifying IPO (as defined) and upon the request of holders of at least 4% of the outstanding Class B Common Stock that is subject to the

Company Registration Rights Agreement, the Company will register under the Securities Act any of the shares of Class A Common Stock currently held by, or to be acquired in the future by, such holders, for sale in accordance with such holders' intended method of disposition thereof (a "Demand Registration"). The holders of the Class B Common Stock will have the right to request two Demand Registrations. The holders of the Class B Common Stock also will have the right, at any time after the Qualifying IPO, to include the shares of Class A Common Stock held by them in certain other registrations of common equity securities of the Company initiated by the Company on its own behalf or on behalf of its shareholders. The holders' rights under the Company Registration Rights Agreement are not transferable. In addition, the holders of Class B Common Stock and options to purchase Class B Common Stock have agreed to pay their pro rata share of all costs and expenses incurred in connection with each registration of their respective shares of Class A Common Stock. For purposes of the Company Registration Rights Agreement, "Qualifying IPO" means a public offering of Class A Common Stock that results in net proceeds to the Company of not less than $75,000,000 or such lesser amount as the Board of Directors of the Company may, in their discretion, determine to be adequate to commence the rights of the holders under the Company Registration Rights Agreement.

    In June 1997, the Company issued options to purchase 1,000,000 shares of Class A Common Stock to each of Wayne M. Perry and Steven W. Hooper. The options vest 25% at the end of each of the four years after grant, and were issued with exercise prices of $3.50 per share. None of such options are currently exerciseable.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information as of June 30, 1997, with respect to the beneficial ownership of NEXTLINK's capital stock by (i) each person known by the Company to own beneficially 5% or more of the outstanding shares of capital stock, (ii) the Company's Board of Directors, (iii) the Company's Chief Executive Officer and each of the Named Executive Officers and
(iv) all directors and executive officers as a group.

                                                                                                                 SHARES
                                                                                                              BENEFICIALLY
                                                                                                                 OWNED
                                                                                                               AFTER THE
                                                                SHARES BENEFICIALLY OWNED                    STOCK OFFERING
                                                             PRIOR TO THE STOCK OFFERING (1)                      (1)
                                               ------------------------------------------------------------  --------------
                                                                                               PERCENT OF
                                                 AMOUNT AND                 PERCENT OF TOTAL      TOTAL        AMOUNT AND
NAME AND ADDRESS OF                 TITLE OF     NATURE OF     PERCENT OF        SHARES          VOTING        NATURE OF
BENEFICIAL OWNER                     CLASS       OWNERSHIP      CLASS (%)   OUTSTANDING (%)     POWER (%)      OWNERSHIP
---------------------------------  ----------  --------------  -----------  ----------------  -------------  --------------
Eagle River, LLC.................  Class A             15,000        3.61           86.57           86.95            15,000
  2300 Carillon Point              Class B         72,307,914       86.99                                        72,307,914
  Kirkland, WA 98033
BWP, Inc. .......................  Class A                  0           0                                                 0
  707 S.W. Washington,             Class B          5,914,497(2)       7.12          7.08            7.11         5,914,497(2)
  8th Floor
  Portland, OR 97205
Craig O. McCaw...................  Class A             15,000(3)       3.61                                          15,000(3)
  2300 Carillon Point              Class B         72,911,686(3)      87.72         87.30           87.67        72,911,686(3)
  Kirland, WA 98033
Dennis Weibling..................  Class A             15,000(4)       3.61                                          15,000(4)
  2300 Carillon Point              Class B         72,307,914(4)      86.99         87.57           86.95        72,307,914(4)
  Kirkland, WA 98033
James F. Voelker.................  Class A            603,750(5)      60.15                                         603,750(5)
  155 108th Avenue, N.E.,          Class B          3,571,364(6)       4.12          4.76            4.18         3,571,364(6)
  Suite 810
  Bellevue, WA 98004
Comdisco, Inc. ..................  Class A            400,000      100.00                                           400,000
  6111 North River Road            Class B                  0           0               *               *                 0
  Rosemont, IL 60018
Wayne M. Perry...................  Class A                  0           0                                                 0
                                   Class B                  0           0               0               0                 0
Steven W. Hooper.................  Class A                  0           0               0               0                 0
                                   Class B                  0           0                                                 0
Scot Jarvis......................  Class A                  0           0                                                 0
                                   Class B            670,283(7)          *             *               *           670,283(7)
William A. Hoglund...............  Class A                  0           0                                                 0
                                   Class B                  0           0               0               0                 0
Robert Kingery...................  Class A             40,589(5)       9.21          2.54            2.51            40,589(5)
                                   Class B          2,081,312(8)       2.50                                       2,081,312(8)
Kathleen H. Iskra................  Class A             60,875(5)      13.21                             *            60,875(5)
                                   Class B                  0           0               *                                 0
Charles P. Daniels...............  Class A             41,875(5)       9.48                             *            41,875(5)
                                   Class B                  0           0               *                                 0
All directors and executive                                  (5)                    91.49           91.77                 (5)
 officers as a group (21
 persons)........................  Class A          1,177,948       74.65                                         1,177,948
                                   Class B         79,586,576(9)      91.80                                      79,586,576(9)

                                        SHARES BENEFICIALLY OWNED AFTER
                                            THE STOCK OFFERING (1)
                                   --------------------------------------------
                                                                   PERCENT OF
                                                PERCENT OF TOTAL      TOTAL
NAME AND ADDRESS OF                PERCENT OF        SHARES          VOTING
BENEFICIAL OWNER                    CLASS (%)   OUTSTANDING (%)     POWER (%)
---------------------------------  -----------  ----------------  -------------
Eagle River, LLC.................
  2300 Carillon Point
  Kirkland, WA 98033
BWP, Inc. .......................
  707 S.W. Washington,
  8th Floor
  Portland, OR 97205
Craig O. McCaw...................
  2300 Carillon Point
  Kirland, WA 98033
Dennis Weibling..................
  2300 Carillon Point
  Kirkland, WA 98033
James F. Voelker.................
  155 108th Avenue, N.E.,
  Suite 810
  Bellevue, WA 98004
Comdisco, Inc. ..................
  6111 North River Road
  Rosemont, IL 60018
Wayne M. Perry...................
Steven W. Hooper.................
Scot Jarvis......................
William A. Hoglund...............
Robert Kingery...................
Kathleen H. Iskra................
Charles P. Daniels...............
All directors and executive
 officers as a group (21
 persons)........................

                                           (FOOTNOTES APPEAR ON FOLLOWING PAGE.)

------------------------------

(1) In accordance with Commission rules, each beneficial owner's holdings have been calculated assuming full exercise of outstanding options exercisable by such owner within 60 days after June 30, 1997, but no exercise of outstanding options held by any other person. The table set forth below assumes that the over-allotment option is not exercised by the underwriters in the Stock Offering and gives effect to the Stock Split. The information presented excludes certain holders who at June 30, 1997 and prior to the Stock Offering would hold more than 5% of the total outstanding shares of Class A Common Stock solely as a result of exercisable options. It is anticipated that after the Stock Offering each of these individuals would beneficially own less than 5% of the total outstanding shares of Class A Common Stock.

(2) Represents shares of Class B Common Stock held beneficially by Douglas Bean and Robert F. Kingery, who own 39.88% and 35.19%, respectively of the total shares held by BWP, Inc.

(3) Represents shares of Class A Common Stock and Class B Common Stock held beneficially by Mr. McCaw as a result of his ownership interests in Eagle River and NEXTLINK, Inc.

(4) Mr. Weibling, who is President of Eagle River, Inc., an affiliate of Eagle River, disclaims beneficial ownership in all securities held by Eagle River, except to the extent of his pecuniary interest therein. Mr. Weibling is a member of Eagle River.

(5) Represents shares of Class A Common Stock issuable upon exercise of stock options that are either currently exercisable or are exercisable during the next 60 days from June 30, 1997.

(6) Represents shares of Class B Common Stock that are eligible for acquisition upon exercise of a currently exercisable stock option.

(7) Includes 134,057 shares of Class B Common Stock held by the Rowena Family Limited Liability Company, of which Mr. Jarvis is the sole managing member.

(8) Represents shares of Class B Common Stock held beneficially by Mr. Kingery as a result of his ownership in BWP, Inc.

(9) See notes (3), (4), (6), (7) and (8) above.

*   Less than 1%.

                            DESCRIPTION OF THE NOTES

    The Notes are to be issued under an Indenture, to be dated as of       ,
1997 (the "Indenture"), between the Company and United States Trust Company of New York, as trustee (the "Trustee"). The statements under this caption relating to the Notes and the Indenture are summaries and do not purport to be complete, and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein. A copy of the Indenture is filed as an exhibit to the registration statement of which this Prospectus forms a part. Unless otherwise indicated, references under this caption to sections, "Section" or articles are references to the Indenture. Where reference is made to particular provisions of the Indenture or to defined terms not otherwise defined herein, such provisions or defined terms are incorporated herein by reference. For purposes of the description of the Notes, the term "Company" refers to NEXTLINK Communications, Inc. and does not include its subsidiaries except for purposes of financial data determined on a consolidated basis.

GENERAL

    The Notes will be senior obligations of the Company, will be limited to $200
million aggregate principal amount and will mature on       , 2007. The Notes
will bear interest at the rate per annum shown on the front cover of this
Prospectus, payable semi-annually on       and       of each year, commencing
      , 1998, to the Person in whose name the Note (or any predecessor Note) is
registered at the close of business on the preceding       or       , as the
case may be. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. (SectionSection 301, 307 and 310)

    Principal of and premium, if any, and interest on the Notes will be payable, and the Notes may be presented for registration of transfer and exchange, at the office or agency of the Company maintained for that purpose in the Borough of Manhattan, The City of New York PROVIDED that at the option of the Company, payment of interest on the Notes may be made by check mailed to the address of the Person entitled thereto as it appears in the Note Register. Until otherwise designated by the Company, such office or agency will be the corporate trust office of the Trustee, as Paying Agent and Registrar. (SectionSection 301, 305 and 1002)

    The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof. (Section 302) No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305)

RANKING

    The Notes will be senior obligations of the Company, will rank PARI PASSU in right of payment with all existing and future senior obligations of the Company, including, without limitation, the 12 1/2% Notes, and will rank senior in right of payment to all future subordinated obligations of the Company. Holders of secured obligations of the Company, however, will have claims that are prior to the claims of the holders of the Notes with respect to the assets securing such other obligations.

    The Company's principal operations are conducted through its Subsidiaries, and the Company is therefore dependent upon the cash flow of its Subsidiaries to meet its obligations. The Company's Subsidiaries will have no obligation to guarantee or otherwise pay amounts due under the Notes. Therefore, the Notes will be effectively subordinated to all indebtedness and other liabilities and commitments (including trade payables) of the Company's Subsidiaries. Any right of the Company to receive assets of any of its Subsidiaries upon any liquidation or reorganization of such Subsidiary (and the consequent right of holders of the Notes to participate in those assets) will be effectively subordinated to the claims of the Subsidiary's creditors, except to the extent that the Company itself is recognized as a creditor of the Subsidiary. Any recognized claims of the Company as a creditor of the Subsidiary would be subordinate to any prior security interest held by any other creditor of the Subsidiary and obligations of the Subsidiary that are senior to those owing to the Company.

    As of June 30, 1997, on a pro forma basis after giving effect to the Offerings, (i) the total amount of outstanding consolidated liabilities of the Company and its Subsidiaries, including trade payables, would have been approximately $591.8 million, $6.7 million of which would have been secured obligations (excluding the 12 1/2% Notes, which are secured by a pledge of $82.3 million of U.S. Treasury securities as of June 30, 1997) and (ii) the total amount of outstanding liabilities of the Company's Subsidiaries, including trade payables, would have been $23.9 million, of which $6.7 million represented secured obligations.

BOOK-ENTRY SYSTEM

    The Notes will be issued in the form of one or more fully registered global notes (collectively, the "Global Notes"), which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depositary") and registered in the name of the Depositary's nominee. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to the Depositary or another nominee of the Depositary.

    The Depositary has advised the Company as follows: The Depositary is a limited-purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary was created to hold securities of institutions that have accounts with the Depositary ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The Depositary agrees with and represents to its participants that it will administer its book-entry system in accordance with its rules and bylaws and requirements of law.

    Upon the issuance of the Global Notes, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Notes represented by such Global Notes to the accounts of participants. The accounts to be credited shall be designated by the Underwriters. Ownership of beneficial interest in the Global Notes will be limited to participants or persons that may hold interests through participants. Ownership of interests in the Global Notes will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) and such participants (with respect to the owners of beneficial interest in the Global Notes through such participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer beneficial interests in the Global Notes.

    So long as the Depositary, or its nominee, is the registered holder and owner of the Global Notes, the Depositary or such nominee, as the case may be, will be considered the sole owner and holder thereof for all purposes of such Notes and under the Indenture. Except as set forth below, owners of beneficial interests in the Global Notes will not be entitled to have the Notes represented by such Global Notes registered in their names, will not receive or be entitled to receive physical delivery of certificated Notes in definitive form and will not be considered to be the owners or holders of any Notes under the Indenture. Accordingly, each person owning a beneficial interest in the Global Notes must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of Notes under the Indenture or the Global Notes. The Company understands that under existing industry practice, in the event the Company requests any action that the Depositary, as the holder of the Global Notes, is entitled to take, the Depositary would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

    Payment of principal of (and premium, if any) and interest on Notes represented by the Global Notes registered in the name of or held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of the Global Notes.

    The Company expects that the Depositary, upon receipt of any payment of principal (and premium, if any) or interest in respect of the Global Notes, will credit immediately participants' accounts with payment in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of the Depositary. The Company also expects that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants. None of the Company, the Trustee, any agent of the Company or the Trustee or the Underwriters will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its participants or the relationship between such participants and the owners of beneficial interests in the Global Notes owning through such participants.

    Unless and until they are exchanged in whole or in part for certificated Notes in definitive form, the Global Notes may not be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary.

    The Notes represented by the Global Notes are exchangeable for certificated Notes in definitive registered form in denominations of $1,000 and in any greater amount that is an integral multiple thereof if (i) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for the Global Notes or if at any time the Depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, (ii) the Company in its discretion at any time determines not to have all of the Notes represented by the Global Notes and notifies the Trustee thereof or (iii) an Event of Default with respect to the Notes has occurred and is continuing. Any Notes that are exchangeable pursuant to the preceding sentence are exchangeable for certificated Notes issuable in authorized denominations and registered in such names as the Depositary shall direct. Subject to the foregoing, the Global Notes are not exchangeable except for a Global Note or Global Notes of the same aggregate denominations to be registered in the name of the Depositary or its nominee.

OPTIONAL REDEMPTION

    The Notes will be subject to redemption, at the option of the Company, in
whole or in part, at any time on or after       , 2002 and prior to maturity,
upon not less than 30 nor more than 60 days' notice mailed to each Holder of Notes to be redeemed at such Holder's address appearing in the Note Register, in amounts of $1,000 or an integral multiple of $1,000, at the following Redemption Prices (expressed as percentages of the principal amount) plus accrued interest to but excluding the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date), if
redeemed during the 12-month period beginning       of the years indicated:

                                                                                   REDEMPTION
YEAR                                                                                 PRICE
--------------------------------------------------------------------------------  ------------
2002............................................................................             %
2003............................................................................             %
2004............................................................................             %
2005 and thereafter.............................................................      100.000%

        (SectionSection 203, 1101, 1105 and 1107)

    The Notes will be redeemable prior to       , 2002 only in the event that on
or before       , 2000 the Company receives net proceeds from a sale of its
Common Equity, in which case the Company may, at its option, use all or a portion of any such net proceeds to redeem Notes in a principal amount of up to an aggregate amount equal to 33 1/3% of the original principal amount of the Notes, PROVIDED, HOWEVER, that Notes in an aggregate principal amount equal to at least $133 million remain outstanding after such redemption. Such redemption must occur on a Redemption Date within 90 days of such sale and upon not less than 30 nor more than 60 days' notice mailed to each Holder of Notes to be redeemed at such Holder's address appearing in the Note Register, in amounts of
$1,000 or an integral multiple of $1,000 at a redemption price of    % of their
principal amount plus accrued and unpaid interest to but excluding the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date).

    If less than all the Notes are to be redeemed, the Trustee shall select, on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate, the particular Notes to be redeemed or any portion thereof that is an integral multiple of $1,000. (Section 1104)

MANDATORY REDEMPTION; SINKING FUND

    Except as set forth under "Covenants--Limitation on Asset Sales" and "Covenants--Change of Control" below, the Company is not required to purchase or make mandatory redemption payments or sinking fund payments with respect to the Notes.

COVENANTS

    The Indenture contains, among others, the following covenants:

    LIMITATION ON CONSOLIDATED DEBT

    The Company may not, and may not permit any Restricted Subsidiary of the Company to, Incur any Debt unless either (a) the ratio of (i) the aggregate consolidated principal amount of Debt of the Company outstanding as of the most recent available quarterly or annual balance sheet, after giving pro forma effect to the Incurrence of such Debt and any other Debt Incurred since such balance sheet date and the receipt and application of the proceeds thereof to
(ii) Consolidated Cash Flow Available for Fixed Charges for the four full fiscal quarters next preceding the Incurrence of such Debt for which consolidated financial statements are available, determined on a pro forma basis as if any such Debt had been Incurred and the proceeds thereof had been applied at the beginning of such four fiscal quarters, would be less than 5.5 to 1 for such four-quarter periods ending on or prior to December 31, 1999 and 5.0 to 1 for such periods ending thereafter, or (b) the Company's Consolidated Capital Ratio as of the most recent available quarterly or annual balance sheet, after giving pro forma effect to the Incurrence of such Debt and any other Debt Incurred since such balance sheet date and the receipt and application of the proceeds thereof, is less than 2.0 to 1.

    Notwithstanding the foregoing limitation, the Company and any Restricted Subsidiary may Incur the following:

         (i) Debt under any one or more Bank Credit Agreements or Vendor Financing Facilities in an aggregate principal amount at any one time not to exceed $125 million, and any renewal, extension, refinancing or refunding thereof in an amount which, together with any principal amount remaining outstanding or available under all Bank Credit Agreements and Vendor Financing Facilities of the Company and its Restricted Subsidiaries, plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of any Bank Credit Agreement so refinanced plus the amount of expenses incurred in connection with such refinancing, does not exceed the aggregate principal amount outstanding or available under all such Bank Credit Agreements and Vendor Financing Facilities of the Company and its Restricted Subsidiaries immediately prior to such renewal, extension, refinancing or refunding;

        (ii) Purchase Money Debt Incurred to finance the construction, acquisition or improvement of Telecommunications Assets, PROVIDED that the net proceeds of such Purchase Money Debt do not exceed 90% of the cost of construction, acquisition or improvement price of the applicable Telecommunications Assets;

        (iii) Debt owed by the Company to any Wholly-Owned Restricted Subsidiary of the Company or Debt owed by a Restricted Subsidiary of the Company to the Company or a Wholly-Owned Restricted Subsidiary of the Company; PROVIDED, HOWEVER, that upon either (x) the transfer or other disposition by such Wholly-Owned Restricted Subsidiary or the Company of any Debt so permitted to a Person other than the Company or another Wholly-Owned Restricted Subsidiary of the Company or (y) the issuance (other than directors' qualifying shares), sale, lease, transfer or other disposition of shares of Capital Stock (including by consolidation or merger) of such Wholly-Owned Restricted Subsidiary to a Person other than the Company or another such Wholly-Owned Restricted Subsidiary, the provisions of this clause (iii) shall no longer be applicable to such Debt and such Debt shall be deemed to have been Incurred at the time of such transfer or other disposition;

        (iv) Debt Incurred to renew, extend, refinance or refund (each, a "refinancing") Debt outstanding at the date of the Indenture or Incurred pursuant to the preceding paragraph or clause (ii) of this paragraph or the Notes in an aggregate principal amount not to exceed the aggregate principal amount of and accrued interest on the Debt so refinanced plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Debt so refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, plus the amount of expenses of the Company incurred in connection with such refinancing; PROVIDED, HOWEVER, that Debt the proceeds of which are used to refinance the Notes or Debt which is PARI PASSU to the Notes or debt which is subordinate in right of payment to the Notes shall only be permitted if
    (A) in the case of any refinancing of the Notes or Debt which is PARI PASSU to the Notes, the refinancing Debt is made PARI PASSU to the Notes or subordinated to the Notes, and, in the case of any refinancing of Debt which is subordinated to the Notes, the refinancing Debt constitutes Subordinated Debt and (B) in either case, the refinancing Debt by its terms, or by the terms of any agreement or instrument pursuant to which such Debt is issued,
    (x) does not provide for payments of principal of such Debt at the stated maturity thereof or by way of a sinking fund applicable thereto or by way of any mandatory redemption, defeasance, retirement or repurchase thereof by the Company (including any redemption, retirement or repurchase which is contingent upon events or circumstances, but excluding any retirement required by virtue of acceleration of such Debt upon any event of default thereunder), in each case prior to the time the same are required by the terms of the Debt being refinanced and (y) does not permit redemption or other retirement (including pursuant to an offer to purchase made by the Company) of such debt at the option of the holder thereof prior to the final stated maturity of the Debt being refinanced, other than a redemption or other retirement at the option of the holder of such Debt (including pursuant to an offer to purchase made by the Company) which is conditioned upon a change substantially similar to those described under "--Change of Control" or which is pursuant to provisions substantially similar to those described under
    "--Limitation on Asset Dispositions";

        (v) Debt consisting of Permitted Interest Rate and Currency Protection Agreements;

        (vi) Debt outstanding under the Notes;

       (vii) Subordinated Debt invested by (a) a group of employees of the Company, which includes the Chief Executive Officer of the Company, who own, directly or indirectly, through an employee stock ownership plan or arrangement, shares of the Company's Capital Stock or (b) any other Person that controls the Company (i) on the Issue Date or (ii) after a Change of Control, provided that the Company is not in default with respect to its obligations described under "--Change of Control" below;

       (viii) Debt consisting of performance and other similar bonds and reimbursement obligations Incurred in the ordinary course of business securing the performance of contractual, franchise or license obligations of the Company or a Restricted Subsidiary, or in respect of a letter of credit obtained to secure such performance; and

        (ix) Debt not otherwise permitted to be Incurred pursuant to clauses (i) through (viii) above, which, together with any other outstanding Debt Incurred pursuant to this clause (ix), has an aggregate principal amount or, in the case of Debt issued at a discount, an accreted amount (determined in accordance with generally accepted accounting principles) at the time of Incurrence not in excess of $10 million at any time outstanding.

    For purposes of determining compliance with this "Limitation on Consolidated Debt" covenant, in the event that an item of Debt meets the criteria of more than one of the types of Debt the Company is permitted to incur pursuant to the foregoing' clauses (i) through (ix), the Company shall have the right, in its sole discretion, to classify such item of Debt and shall only be required to include the amount and type of such Debt under the clause permitting the Debt as so classified. For purposes of determining any particular amount of Debt under such covenant, Guarantees or Liens with respect to letters of credit supporting Debt otherwise included in the determination of a particular amount shall not be included. (Section1007)

    LIMITATION ON DEBT AND PREFERRED STOCK OF RESTRICTED SUBSIDIARIES

    The Company may not permit any Restricted Subsidiary of the Company (other than a Restricted Subsidiary that has fully and unconditionally Guaranteed the Notes on an unsubordinated basis) to Incur or suffer to exist any Debt or issue any Preferred Stock except:

         (i) Debt or Preferred Stock outstanding on the date of the Indenture after giving effect to the application of the proceeds of the Notes;

        (ii) Debt Incurred or Preferred Stock issued to and held by the Company or a Wholly-Owned Restricted Subsidiary of the Company (provided that such Debt or Preferred Stock is at all times held by the Company or a Wholly-Owned Restricted Subsidiary of the Company);

        (iii) Debt Incurred or Preferred Stock issued by a Person prior to the time (A) such Person became a Restricted Subsidiary of the Company, (B) such Person merges into or consolidates with a Restricted Subsidiary of the Company or (C) another Restricted Subsidiary of the Company merges into or consolidates with such Person (in a transaction in which such Person becomes a Restricted Subsidiary of the Company), which Debt or Preferred Stock was not Incurred or issued in anticipation of such transaction and was outstanding prior to such transaction;

        (iv) Debt consisting of Permitted Interest Rate and Currency Protection Agreements;

        (v) Debt or Preferred Stock of a Joint Venture;

        (vi) Debt under any one or more Bank Credit Agreements or Vendor Financing Facilities (and renewals, extensions, refinancings or refundings thereof) which is permitted to be outstanding under clause (i) of the "Limitation on Consolidated Debt";

       (vii) Debt consisting of Guarantees of the Notes;

       (viii) Debt or Preferred Stock which is exchanged for, or the proceeds of which are used to refinance, refund or redeem, any Debt or Preferred Stock permitted to be outstanding pursuant to clauses (i), (iii) and (ix) hereof (or any extension or renewal thereof) (for purposes hereof, a "refinancing"), in an aggregate principal amount, in the case of Debt, or with an aggregate liquidation preference, in the case of Preferred Stock, not to exceed the aggregate principal amount of the Debt so refinanced or the aggregate liquidation preference of the Preferred Stock so refinanced, plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Debt or Preferred Stock so refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, plus the amount of expenses of the Company and the Restricted Subsidiary incurred in connection therewith and provided the Debt or Preferred Stock incurred or issued upon such refinancing by its terms, or by the terms of any agreement or instrument pursuant to which such Debt or Preferred Stock is Incurred or issued, (x) does not provide for payments of principal or liquidation value at the stated maturity of such Debt or Preferred Stock or by way of a sinking fund applicable to such Debt or Preferred Stock or by way of any mandatory redemption, defeasance, retirement or repurchase of such Debt or Preferred Stock by the Company or any Restricted Subsidiary of the Company (including any redemption, retirement or repurchase which is contingent upon events or circumstances, but excluding any retirement required by virtue of acceleration of such Debt upon an event of default thereunder), in each case prior to the time the same are required by the terms of the Debt or Preferred Stock being refinanced and (y) does not permit redemption or other retirement (including pursuant to an offer to purchase made by the Company or a Restricted Subsidiary of the Company) of such Debt or Preferred Stock at the option of the holder thereof prior to the stated maturity of the Debt or Preferred Stock being refinanced, other than a redemption or other retirement at the option of the holder of such Debt or Preferred Stock (including pursuant to an offer to purchase made by the Company or a Restricted Subsidiary of the Company) which is conditioned upon the change of control of the Company pursuant to provisions substantially similar to those contained in the Indenture described under "-- Change of Control" or which is pursuant to provisions substantially similar to those described under "--Limitation on Asset Dispositions", and PROVIDED, FURTHER, that in the case of any exchange or redemption of Preferred Stock of a Restricted Subsidiary of the Company, such Preferred Stock may only be exchanged for or redeemed with Preferred Stock of such Restricted Subsidiary;

        (ix) Purchase Money Debt Incurred to finance the construction, acquisition or improvement of Telecommunications Assets, PROVIDED that the net proceeds of such Purchase Money Debt do not exceed 90% of the cost of construction, acquisition or improvement price of the applicable Telecommunications Assets; and

        (x) Debt not otherwise permitted to be incurred pursuant to clauses (i) through (ix) above, which, together with any other outstanding Debt incurred pursuant to this clause (x), has an aggregate principal amount (or, in the case of Debt issued at a discount, an accreted amount (determined in accordance with generally accepted accounting principles) at the time of incurrence) not in excess of $10 million at any time outstanding. (Section1008)

    LIMITATION ON RESTRICTED PAYMENTS

    The Company (i) may not, directly or indirectly, declare or pay any dividend, or make any distribution, in respect of its Capital Stock or to the holders thereof (in their capacity as such), excluding any dividends or distributions payable solely in shares of its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire its Capital Stock (other than Disqualified Stock); (ii) may not, and may not permit any Restricted Subsidiary to, purchase, redeem, or otherwise retire or acquire for value (a) any Capital Stock of the Company or any Related Person of the Company; or (b) any options, warrants or rights to purchase or acquire shares of Capital Stock of the Company or any Related Person of the Company or any securities convertible or exchangeable into shares of Capital Stock of the Company or any Related Person of the Company; (iii) may not make, or permit any Restricted Subsidiary to make, any Investment in, or payment on a Guarantee of any obligation of, any Person, other than the Company or a Restricted Subsidiary of the Company, except for Permitted Investments; and (iv) may not, and may not permit any Restricted Subsidiary to, redeem, defease, repurchase, retire or otherwise acquire or retire for value, prior to any scheduled maturity, repayment or sinking fund payment, Debt of the Company which is subordinate in right of payment to the Notes (each of clauses (i) through (iv) being a "Restricted Payment") if: (1) a Default or an Event of Default shall have occurred and is continuing; or (2) upon giving effect to such Restricted Payment, the Company could not Incur at least $1.00 of additional Debt pursuant to the terms of the Indenture described in the first paragraph of "--Limitation on Consolidated Debt" above; or (3) upon giving effect to such Restricted Payment, the aggregate of all Restricted Payments from April 25, 1996 exceeds the sum of: (a) 50% of cumulative Consolidated Net Income (or, in the case Consolidated Net Income shall be negative, less 100% of such deficit) since the end of the last full fiscal quarter prior to April 25, 1996 through the last day of the last full fiscal quarter ending immediately preceding the date of such Restricted Payment; plus (b) $5 million; plus (c) 100% of the net reduction in Investments in any Unrestricted Subsidiary resulting from payments of interest on Debt, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary of the Company from such Unrestricted Subsidiary (except to the extent that any such payment is included in the calculation of Consolidated Net Income) or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries; PROVIDED that the amount included in this clause (c) shall not exceed the amount of Investments previously made by the Company and its Restricted Subsidiaries in such Unrestricted Subsidiary; PROVIDED, FURTHER, that the Company or a Restricted Subsidiary of the Company may make any Restricted Payment with the aggregate net proceeds received after April 25, 1996, including the fair value of property other than cash (determined in good faith by the Board of Directors of the Company, as conclusively evidenced by a Board Resolution filed with the Trustee), as capital contributions to the Company or from the issuance (other than to a Restricted Subsidiary) of Capital Stock (other than Disqualified Stock) of the Company and warrants, rights or options on Capital Stock (other than Disqualified Stock) of the Company and the principal amount of Debt of the Company that has been converted into Capital Stock (other than Disqualified Stock and other than by a Restricted Subsidiary) of the Company after April 25, 1996.

    Notwithstanding the foregoing, the Company may (i) pay any dividend on Capital Stock of any class within 60 days after the declaration thereof if, on the date when the dividend was declared, the Company could have paid such dividend in accordance with the foregoing provisions; (ii) repurchase any shares of its Common Equity or options to acquire its Common Equity from Persons who were formerly officers or employees of the Company, PROVIDED that the aggregate amount of all such repurchases made pursuant to this clause (ii) shall not exceed $2 million, plus the aggregate cash proceeds received by the Company since April 25, 1996 from issuances of its Common Equity or options to acquire its Common Equity to members, officers, managers, directors and employees of the Company or any of its Subsidiaries; (iii) the Company and its Restricted Subsidiaries may refinance any Debt otherwise permitted by clause (iv) of the second paragraph under "--Limitation on Consolidated Debt" above; and (iv) the Company and its Restricted Subsidiaries may retire or repurchase any Capital Stock or Subordinated Debt of the Company in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of, Capital Stock (other than Disqualified Stock) of the Company. If the Company makes a Restricted Payment which, at the time of the making of such Restricted Payment, would in good faith determination of the Company be permitted under the Indenture, such Restricted Payment shall be deemed to have been made in compliance with the Indenture notwithstanding any subsequent adjustments in good faith to the Company financial statements affecting Consolidated Net Income for any period.

    In determining the aggregate amount expended or available for Restricted Payments in accordance with clause (3) of the first paragraph above, (1) no amounts expended under clauses (iii) or (iv) of the immediately preceding paragraph shall be included, (2) 100% of the amounts expended under clauses (i) and (ii) of the immediately preceding paragraph shall be included, and (3) no amount shall be credited in respect of issuances of Capital Stock in transactions under clause (iv) of the immediately preceding paragraph. (Section 1009 )

    LIMITATION ON DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING RESTRICTED
     SUBSIDIARIES

    The Company may not, and may not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary of the Company (i) to pay dividends (in cash or otherwise) or make any other distributions in respect of its Capital Stock owned by the Company or any other Restricted Subsidiary or pay any Debt or other obligation owed to the Company or any other Restricted Subsidiary; (ii) to make loans or advances to the Company or any other Restricted Subsidiary; or (iii) to transfer any of its property or assets to the Company or any other Restricted Subsidiary. Notwithstanding the foregoing, the Company may, and may permit any Restricted Subsidiary to, suffer to exist any such encumbrance or restriction (a) pursuant to any agreement in effect on the Issue Date; (b) pursuant to an agreement relating to any Acquired Debt, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person so acquired and its Subsidiaries; (c) pursuant to any one or more Bank Credit Agreements or Vendor Financing Facilities (and renewals, extensions, refinancings or refundings thereof) which is permitted to be outstanding under clause (i) of the "Limitation on Consolidated Debt", PROVIDED that such restriction is consistent with, and not materially more restrictive (as conclusively determined in good faith by the Chief Financial Officer of the Company), taken as a whole, than, comparable provisions included in similar agreements or facilities extended to comparable credits engaged in the Telecommunications Business; (d) pursuant to an agreement effecting a renewal, refunding or extension of Debt incurred pursuant to an agreement referred to in clause (a) or (b) above or (e) below, PROVIDED, HOWEVER, that the provisions contained in such renewal, refunding or extension agreement relating to such encumbrance or restriction are not materially more restrictive (as conclusively determined in good faith by the Chief Financial Officer of the Company), taken as a whole, than the provisions contained in the agreement the subject thereof;
(e) in the case of clause (iii) above, restrictions contained in any security agreement (including a Capital Lease Obligation) securing Debt of the Company or a Restricted Subsidiary otherwise permitted under the Indenture, but only to the extent such restrictions restrict the transfer of the property subject to such security agreement; (f) in the case of clause (iii) above, customary nonassignment provisions entered into in the ordinary course of business in leases and other agreements; (g) any restriction with respect to a Restricted Subsidiary of the Company imposed pursuant to an agreement which has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary, provided that consummation of such transaction would not result in a Default or an Event of Default, that such restriction terminates if such transaction is not consummated and that such consummation or abandonment of such transaction occurs within one year of the date such agreement was entered into; (h) pursuant to applicable law or regulations; (i) pursuant to the Indenture and the Notes; or (j) any restriction on the sale or other disposition of assets or property securing Debt as a result of a Permitted Lien on such assets or property. (Section 1010)

    LIMITATION ON LIENS

    The Company may not, and may not permit any Restricted Subsidiary of the Company to, Incur or suffer to exist any Lien on or with respect to any property or assets now owned or hereafter acquired to secure any Debt without making, or causing such Restricted Subsidiary to make, effective provision for securing the Notes (x) equally and ratably with (or prior to) such Debt as to such property for so long as such Debt will be so secured or (y) in the event such Debt is Debt of the Company which is subordinate in right of payment to the Notes, prior to such Debt as to such property for so long as such Debt will be so secured.

    The foregoing restrictions shall not apply to: (i) Liens existing on the Issue Date and securing Debt outstanding on the Issue Date or securing the Notes or Liens securing Debt Incurred pursuant to any Bank Credit Agreement or Vendor Financing Facility (whether or not such Bank Credit Agreement or Vendor Financing Facility was outstanding on the Issue Date); (ii) Liens securing Debt in an amount which, together with the aggregate amount of Debt then outstanding or available under the Bank Credit Agreement and the Vendor Financing Facility (or under refinancings or amendments of such agreements), does not exceed 1.5 times the Company's Consolidated Cash Flow Available for Fixed Charges for the four full fiscal quarters preceding the Incurrence of such Lien for which consolidated financial statements are available, determined on a pro forma basis as if such Debt had been Incurred and the proceeds thereof had been applied at the beginning of such four fiscal quarters; (iii) Liens in favor of the Company or any Wholly-Owned Restricted Subsidiary of the Company; (iv) Liens on real or personal property of the Company or a Restricted Subsidiary of the Company acquired, constructed or constituting improvements made after the Issue Date to secure Purchase Money Debt which is Incurred for the construction, acquisition and improvement of Telecommunications Assets and is otherwise permitted under the Indenture, PROVIDED, HOWEVER, that (a) the net proceeds of any Debt secured by such a Lien does not exceed 100% of such purchase price or cost of construction or improvement of the property subject to such Lien; (b) such Lien attaches to such property prior to, at the time of or within 180 days after the acquisition, completion of construction or commencement of operation of such property; and (c) such Lien does not extend to or cover any property other than the property (or identifiable portions thereof) acquired, constructed or constituting improvements made with the proceeds of such Purchase Money Debt (it being understood and agreed that all Debt owed to any single lender or group of lenders or outstanding under any single credit facility shall be considered a single Purchase Money Debt, whether drawn at one time or from time to time); (v) Liens to secure Acquired Debt, PROVIDED, HOWEVER, that (a) such Lien attaches to the acquired asset prior to the time of the acquisition of such asset and (b) such Lien does not extend to or cover any other asset; (vi) Liens to secure Debt Incurred to extend, renew, refinance or refund (or successive extensions, renewals, refinancings or refundings), in whole or in part, Debt secured by any Lien referred to in the foregoing clauses (i), (ii), (iv) and (v) so long as such Lien does not extend to any other property and the principal amount of Debt so secured is not increased except as otherwise permitted under clause (iv) of "--Limitation on Consolidated Debt"; (vii) Liens securing Debt not otherwise permitted by the foregoing clauses (i) through (vi) in an amount not to exceed 5% of the Company's Consolidated Tangible Assets determined as of the most recent available quarterly or annual balance sheet; and (viii) Permitted Liens. (Section 1011)

    LIMITATION ON SALE AND LEASEBACK TRANSACTIONS

    The Company may not, and may not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction unless (i) the Company or such Restricted Subsidiary would be entitled to Incur a Lien to secure Debt by reason of the provisions described under "--Limitation on Liens" above, equal in amount to the Attributable Value of the Sale and Leaseback Transaction without equally and ratably securing the Notes; or (ii) the Sale and Leaseback Transaction is treated as an Asset Disposition and all of the conditions of the Indenture described under "--Limitation on Asset Dispositions" (including the provisions concerning the application of Net Available Proceeds) are satisfied with respect to such Sale and Leaseback Transaction, treating all of the consideration received in such Sale and Leaseback Transaction in the same manner as consideration received in respect of an Asset Disposition for purposes of such covenant. (Section 1012)

    LIMITATION ON ASSET DISPOSITIONS

    The Company may not, and may not permit any Restricted Subsidiary to, make any Asset Disposition in one or more related transactions occurring within any 12-month period unless: (i) the Company or the Restricted Subsidiary, as the case may be, receives consideration for such disposition at least equal to the fair market value for the assets sold or disposed of as determined by the Board of Directors of the Company in good faith and evidenced by a Board Resolution filed with the Trustee, which determination shall be conclusive; (ii) at least 75% of the consideration for such disposition consists of (1) cash or readily marketable cash equivalents or the assumption of Debt of the Company (other than Debt that is subordinated to the Notes) or of the Restricted Subsidiary and release from all liability on the Debt assumed; (2) Telecommunications Assets; or (3) shares of publicly-traded Voting Stock of any Person engaged in the Telecommunications Business in the United States; and (iii) all Net Available Proceeds, less any amounts invested within 360 days of such disposition in new Telecommunications Assets, are applied within 360 days of such disposition (1) first, to the permanent repayment or reduction of Debt then outstanding under any Bank Credit Agreement or Vendor Financing Facility, to the extent such agreements would require such application or prohibit payments pursuant to clause (2) following, (2) second, to the extent of remaining Net Available Proceeds, to make an Offer to Purchase outstanding Notes at 100% of their principal amount, plus accrued interest to the date of purchase and, to the extent required by the terms thereof, any other Debt of the Company that is PARI PASSU with the Notes at a price no greater than 100% of the principal amount thereof plus accrued interest to the date of purchase and (3) third, to the extent of any remaining Net Available Proceeds following the completion of the Offer to Purchase, to the repayment of other Debt of the Company or Debt of a Restricted Subsidiary of the Company, to the extent permitted under the terms thereof. To the extent any Net Available Proceeds remain after such uses, the Company and its Restricted Subsidiaries may use such amounts for any purposes not prohibited by the Indenture. (Section 1013) Notwithstanding the foregoing, these provisions shall not apply to any Asset Disposition which constitutes a transfer, conveyance, sale, lease or other disposition of all or substantially all of the Company's properties or assets as described under "--Mergers, Consolidations and Certain Sales of Assets".

    LIMITATION ON ISSUANCES AND SALES OF CAPITAL STOCK OF RESTRICTED
     SUBSIDIARIES

    The Company may not, and may not permit any Restricted Subsidiary of the Company to, issue, transfer, convey, sell or otherwise dispose of any shares of Capital Stock of a Restricted Subsidiary of the Company or securities convertible or exchangeable into, or options, warrants, rights or any other interest with respect to, Capital Stock of a Restricted Subsidiary of the Company to any person other than the Company or a Wholly-Owned Restricted Subsidiary of the Company except (i) in a transaction consisting of a sale of Capital Stock of such Restricted Subsidiary owned by the Company or any Restricted Subsidiary of the Company and that complies with the provisions described under "--Limitation on Asset Dispositions" above to the extent such provisions apply; (ii) if required, the issuance, transfer, conveyance, sale or other disposition of directors' qualifying shares; (iii) in a transaction in which, or in connection with which, the Company or a Restricted Subsidiary acquires at the same time sufficient Capital Stock of such Restricted Subsidiary to at least maintain the same percentage ownership interest it had prior to such transaction; (iv) constituting the issuance of Preferred Stock permitted by the provisions described under "--Limitation on Debt and Preferred Stock of Restricted Subsidiaries" above; and (v) Disqualified Stock issued in exchange for, or upon conversion of, or the proceeds of the issuance of which are used to redeem, refinance, replace or refund shares of Disqualified Stock of such Restricted Subsidiary, provided that the amounts of the redemption obligations of such Disqualified Stock shall not exceed the amounts of the redemption obligations of, and such Disqualified Stock shall have redemption obligations no earlier than those required by, the Disqualified Stock being exchanged, converted, redeemed, refinanced, replaced or refunded. (Section1014)

    TRANSACTIONS WITH AFFILIATES AND RELATED PERSONS

    The Company may not, and may not permit any Restricted Subsidiary of the Company to, enter into any transaction (or series of related transactions) with an Affiliate or Related Person of the Company (other than the Company or a Wholly-Owned Restricted Subsidiary of the Company), including any Investment, but excluding transactions pursuant to employee compensation arrangements approved by the Board of Directors of the Company, either directly or indirectly, unless such transaction is on terms no less favorable to the Company or such Restricted Subsidiary than those that could be obtained in a comparable arm's-length transaction with an entity that is not an Affiliate or Related Person and is in the best interests of such Company or such Restricted Subsidiary. For any transaction that involves in excess of $1 million but less than or equal to $5 million, the Chief Executive Officer of the Company shall determine that the transaction satisfies the above criteria and shall evidence such a determination by a certificate filed with the Trustee. For any transaction that involves in excess of $5 million, the Company shall also obtain an opinion from a nationally recognized expert with experience in appraising the terms and conditions, taken as a whole, of the type of transaction (or series of related transactions) for which the opinion is required stating that such transaction (or series of related transactions) is on terms and conditions, taken as a whole, no less favorable to the Company or such Restricted Subsidiary than those that could be obtained in a comparable arm's-length transaction with an entity that is not an Affiliate or Related Person of the Company, which opinion shall be filed with the Trustee. This covenant shall not apply to Investments by an Affiliate or a Related Person of the Company in the Capital Stock (other than Disqualified Stock) of the Company or any Restricted Subsidiary of the Company. (Section 1015)

    CHANGE OF CONTROL

    Within 30 days of the occurrence of a Change of Control, the Company will be required to make an Offer to Purchase all outstanding Notes at a purchase price equal to 101% of their principal amount plus accrued and unpaid interest to the date of purchase. A "Change of Control" will be deemed to have occurred at such time as either (a) any Person or any Persons acting together that would constitute a "group" (a "Group") for purposes of Section 13(d) of the Securities Exchange Act of 1934, or any successor provision thereto (other than Eagle River, Mr. Craig O. McCaw and their respective Affiliates or an underwriter engaged in a firm commitment underwriting on behalf of the Company), shall beneficially own (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision thereto) more than 50% of the aggregate voting power of all classes of Voting Stock of the Company; or (b) neither Mr. Craig O. McCaw nor any person designated by him to the Company as acting on his behalf shall be a director of the Company; or (c) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by the Board of Directors of the Company or whose nomination for election by the shareholders of the Company was proposed by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office. (Section1016)

    Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring.

    Restrictions in the Indenture described herein on the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness, to grant Liens on its or their property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the Notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company or other Persons. While such restrictions cover a variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders of Notes protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

    In the event of a Change of Control, the indenture relating to the 12 1/2% Notes would require the Company to make an offer to purchase the 12 1/2% Notes. The Company does not currently have adequate financial resources to effect a repurchase of the Notes and the 12 1/2% Notes upon a Change of Control and there can be no assurance that the Company will have such resources in the future. The inability of the Company to repurchase the Notes upon a Change of Control would constitute an Event of Default.

    In addition, there may be restrictions contained in instruments evidencing Indebtedness incurred by the Company or its Restricted Subsidiaries permitted under the Indenture which restrict or prohibit the ability of the Company to effect any repurchase required under the Indenture in connection with a Change of Control.

    In the event that the Company makes an Offer to Purchase the Notes, the Company intends to comply with any applicable securities laws and regulations, including any applicable requirements of Section 14(e) of, and Rule 14e-1 under, the Exchange Act.

    PROVISION OF FINANCIAL INFORMATION

    The Company has agreed that, for so long as any Notes remain outstanding, it will file with the Trustee within 15 days after it files them with the Commission copies of the annual and quarterly reports and the information, documents, and other reports that the Company is required to file with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act ("SEC Reports"). In the event the Company shall cease to be required to file SEC Reports pursuant to the Exchange Act, the Company will nevertheless continue to file such reports with the Commission (unless the Commission will not accept such a filing) and the Trustee. The Company will furnish copies of the SEC Reports to the holders of Notes at the time the Company is required to file the same with the Trustee and will make such information available to investors who request it in writing. (Section 1017)

MERGERS, CONSOLIDATIONS AND CERTAIN SALES OF ASSETS

    The Company may not, in a single transaction or a series of related transactions, (i) consolidate with or merge into any other Person or permit any other Person to consolidate with or merge into the Company (other than the consolidation or merger of a Wholly-Owned Restricted Subsidiary organized under the laws of a State of the United States into the Company), or (ii) directly or indirectly, transfer, sell, lease or otherwise dispose of all or substantially all of its assets (determined on a consolidated basis for the Company and its Restricted Subsidiaries taken as a whole and provided that the creation of a Lien on or in any of its assets shall not in and of itself constitute the transfer, sale, lease or disposition of the assets subject to the Lien), unless:
(1) in a transaction in which the Company does not survive or in which the Company sells, leases or otherwise disposes of all or substantially all of its assets to any other Person, the successor entity to the Company shall be a corporation organized under the laws of the United States of America or any State thereof or the District of Columbia and shall expressly assume, by a supplemental indenture executed and delivered to the Trustee in form satisfactory to the Trustee, all of the Company's obligations under the Indenture; (2) immediately after giving pro forma effect to such transaction as if such transaction had occurred at the beginning of the last full fiscal quarter immediately prior to the consummation of such transaction with the appropriate adjustments with respect to the transaction being included in such pro forma calculation and treating any Debt which becomes an obligation of the Company or a Subsidiary as a result of such transaction as having been Incurred by the Company or such Subsidiary at the time of the transaction, no Default or Event of Default shall have occurred and be continuing; (3) immediately after giving effect to such transaction, the Consolidated Net Worth of the Company (or other successor entity to the Company) is equal to or greater than that of the Company immediately prior to the transaction; (4) if, as a result of any such transaction, property or assets of the Company would become subject to a Lien prohibited by the provisions of the Indenture described under "Covenants--Limitation on Liens" above, the Company or the successor entity to the Company shall have secured the Notes as required by said covenant; (5) the Company has delivered to the Trustee an Opinion of Counsel to the effect that the holders of the Notes will not recognize gain or loss for Federal income tax purposes as a result of such transaction; and (6) certain other conditions are met. (Section 801)

    In the event of any transaction (other than a lease) described in and complying with the immediately preceding paragraph in which the Company is not the surviving person and the surviving person assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture, such surviving person shall succeed to, and be substituted for, and may exercise every right and power of, the Company, and the Company will be discharged from its obligations under the Indenture and the Notes; PROVIDED that solely for the purpose of calculating amounts described in clause (3) under "Covenant--Limitations on Restricted Payments", any such surviving person shall only be deemed to have succeeded to and be substituted for the Company with respect to the period subsequent to the effective time of such transaction, and the Company (before giving effect to such transaction) shall be deemed to be the "Company" for such purposes for all prior periods.(Section 801)

    The meaning of the phrase "all or substantially all" as used above varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under relevant law and is subject to judicial interpretation. Accordingly, in certain circumstances, there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of the Company, and therefore it may be unclear whether the foregoing provisions are applicable.

CERTAIN DEFINITIONS

    Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided. (Section 101)

    "Acquired Debt" means, with respect to any specified Person, (i) Debt of any other Person existing at the time such Person merges with or into or consolidates with or becomes a Restricted Subsidiary of such specified Person and (ii) Debt secured by a Lien encumbering any asset acquired by such specified Person, which Debt was not Incurred in anticipation of, and was outstanding prior to, such merger, consolidation or acquisition.

    "Affiliate" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

    "Asset Disposition" by any Person means any transfer, conveyance, sale, lease or other disposition by such Person or any of its Restricted Subsidiaries (including a consolidation or merger or other sale of any such Restricted Subsidiary with, into or to another Person in a transaction in which such Restricted Subsidiary ceases to be a Restricted Subsidiary of the specified Person, but excluding a disposition by a Restricted Subsidiary of such Person to such Person or a Wholly-Owned Restricted Subsidiary of such

Person or by such Person to a Wholly-Owned Restricted Subsidiary of such Person) of (i) shares of Capital Stock or other ownership interests of a Restricted Subsidiary of such Person, other than as permitted by the provisions of the Indenture described above under the Caption "--Limitation on Debt and Preferred Stock of Restricted Subsidiaries" or pursuant to a transaction in compliance with the covenant described under "--Mergers, Consolidations and Certain Sales of Assets" above, (ii) substantially all of the assets of such Person or any of, its Restricted Subsidiaries representing a division or line of business (other than as part of a Permitted Investment) or (iii) other assets or rights of such Person or any of its Restricted Subsidiaries other than (A) in the ordinary course of business or (B) that constitutes a Restricted Payment which is permitted under the covenant "--Limitation on Restricted Payments" above; provided that a transaction described in clauses (i), (ii) and (iii) shall constitute an Asset Disposition only if the aggregate consideration for such transfer, conveyance, sale, lease or other disposition is equal to $5 million or more in any 12-month period.

    "Attributable Value" means, as to any particular lease under which any Person is at the time liable other than a Capital Lease Obligation, and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the initial term thereof as determined in accordance with generally accepted accounting principles, discounted from the last date of such initial term to the date of determination at a rate per annum equal to the discount rate which would be applicable to a Capital Lease Obligation with like term in accordance with generally accepted accounting principles. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of insurance, taxes, assessments, utility, operating and labor costs and similar charges. In the case of any lease which is terminable by the lessee upon the payment of penalty, such net amount shall also include the lesser of the amount of such penalty (in which case no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the rent which would otherwise be required to be paid if such lease is not so terminated. "Attributable Value" means, as to a Capital Lease Obligation, the principal amount thereof.

    "Bank Credit Agreement" means any one or more credit agreements (which may include or consist of revolving credits) between the Company or any Restricted Subsidiary of the Company and one or more banks or other financial institutions providing financing for the business of the Company and its Restricted Subsidiaries.

    "Capital Lease Obligation" of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Debt arrangements conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles (a "Capital Lease"). The stated maturity of such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. The principal amount of such obligation shall be the capitalized amount thereof that would appear on the face of a balance sheet of such Person in accordance with generally accepted accounting principles.

    "Capital Stock" of any Person means any and all shares, interests, participations or other equivalents (however designated) of corporate stock or other equity participations, including partnership interests, whether general or limited, of such Person.

    "Common Equity" of any Person means Capital Stock of such Person that is not Disqualified Stock, and a "sale of Common Equity" includes any sale of Common Equity effected by private sale or public offering.

    "Consolidated Capital Ratio" of any Person as of any date means the ratio of
(i) the aggregate consolidated principal amount of Debt of such Person then outstanding to (ii) the aggregate consolidated Capital Stock (other than Disqualified Stock) and paid in capital (other than in respect of Disqualified Stock) of such Person as of such date.

    "Consolidated Cash Flow Available for Fixed Charges" for any period means the Consolidated Net Income of the Company and its Restricted Subsidiaries for such period increased by the sum of (i) Consolidated Interest Expense of the Company and its Restricted Subsidiaries for such period, plus (ii) Consolidated Income Tax Expense of the Company and its Restricted Subsidiaries for such period, plus (iii) the consolidated depreciation and amortization expense included in the income statement of the Company and its Restricted Subsidiaries for such period plus (iv) any non-cash expense related to the issuance to employees of the Company or any Restricted Subsidiary of the Company of options to purchase Capital Stock of the Company or such Restricted Subsidiary, plus (v) any charge related to any premium or penalty paid in connection with redeeming or retiring any Debt prior to its stated maturity; PROVIDED, HOWEVER, that there shall be excluded therefrom the Consolidated Cash Flow Available for Fixed Charges (if positive) of any Restricted Subsidiary of the Company (calculated separately for such Restricted Subsidiary in the same manner as provided above for the Company) that is subject to a restriction which prevents the payment of dividends or the making of distributions to the Company or another Restricted Subsidiary of the Company to the extent of such restriction.

    "Consolidated Income Tax Expense" for any period means the consolidated provision for income taxes of the Company and its Restricted Subsidiaries for such period calculated on a consolidated basis in accordance with generally accepted accounting principles.

    "Consolidated Interest Expense" means for any period the consolidated interest expense included in a consolidated income statement (excluding interest income) of the Company and its Restricted Subsidiaries for such period calculated on a consolidated basis in accordance with generally accepted accounting principles, including without limitation or duplication (or, to the extent not so included, with the addition of), (i) the amortization of Debt discounts; (ii) any payments or fees with respect to letters of credit, bankers' acceptances or similar facilities; (iii) fees with respect to interest rate swap or similar agreements or foreign currency hedge, exchange or similar agreements;
(iv) Preferred Stock dividends of the Company and its Restricted Subsidiaries (other than dividends paid in shares of Preferred Stock that is not Disqualified Stock) declared and paid or payable; (v) accrued Disqualified Stock dividends of the Company and its Restricted Subsidiaries, whether or not declared or paid;
(vi) interest on Debt guaranteed by the Company and its Restricted Subsidiaries; and (vii) the portion of any Capital Lease Obligation paid during such period that is allocable to interest expense.

    "Consolidated Net Income" for any period means the consolidated net income (or loss) of the Company and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles; PROVIDED that there shall be excluded therefrom (a) the net income (or loss) of any Person acquired by the Company or a Restricted Subsidiary of the Company in a pooling-of-interests transaction for any period prior to the date of such transaction, (b) the net income (or loss) of any Person that is not a Restricted Subsidiary of the Company except to the extent of the amount of dividends or other distributions actually paid to the Company or a Restricted Subsidiary of the Company by such Person during such period, (c) gains or losses on Asset Dispositions by the Company or its Restricted Subsidiaries, (d) all extraordinary gains and extraordinary losses, (e) the cumulative effect of changes in accounting principles, (f) non-cash gains or losses resulting from fluctuations in currency exchange rates, (g) any non-cash gain or loss realized on the termination of any employee pension benefit plan and (h) the tax effect of any of the items described in clauses (a) through (g) above; PROVIDED, FURTHER, that for purposes of any determination pursuant to the provisions described under "Covenants--Limitation on Restricted Payments," there shall further be excluded therefrom the net income (but not net loss) of any Restricted Subsidiary of the Company that is subject to a restriction which prevents the payment of dividends or the making of distributions to the Company or another Restricted Subsidiary of the Company to the extent of such restriction.

    "Consolidated Net Worth" of any Person means the consolidated stockholders' equity of such Person, determined on a consolidated basis in accordance with generally accepted accounting principles, less amounts attributable to Disqualified Stock of such Person; PROVIDED that, with respect to the Company, adjustments following the date of the Indenture to the accounting books and records of the Company in accordance with Accounting Principles Board Opinions Nos. 16 and 17 (or successor opinions thereto) or otherwise resulting from the acquisition of control of the Company by another Person shall not be given effect to.

    "Consolidated Tangible Assets" of any Person means the total amount of assets (less applicable reserves and other properly deductible items) which under generally accepted accounting principles would be included on a consolidated balance sheet of such Person and its Restricted Subsidiaries after deducting therefrom all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, which in each case under generally accepted accounting principles would be included on such consolidated balance sheet; PROVIDED that, with respect to the Company, adjustments following the date of the Indenture to the accounting books and records of the Company in accordance with Accounting Principles Board Opinions Nos. 16 and 17 (or successor opinions thereto) or otherwise resulting from the acquisition of control of the Company by another Person shall not be given effect to.

    "Debt" means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including any such obligations Incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (including securities repurchase agreements but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith), (v) every Capital Lease Obligation of such Person, (vi) all Receivables Sales of such Person, together with any obligation of such Person to pay any discount, interest, fees, indemnities, penalties, recourse, expenses or other amounts in connection therewith, (vii) all obligations to redeem Disqualified Stock issued by such Person, (viii) every obligation under Interest Rate and Currency Protection Agreements of such Person and (ix) every obligation of the type referred to in clauses (i) through (viii) of another Person and all dividends of another Person the payment of which, in either case, such Person has Guaranteed. The "amount" or "principal amount" of Debt at any time of determination as used herein represented by (a) any Debt issued at a price that is less than the principal amount at maturity thereof, shall be the amount of the liability in respect thereof determined in accordance with generally accepted accounting principles, (b) any Receivables Sale, shall be the amount of the unrecovered capital or principal investment of the purchaser (other than the Company or a Wholly-Owned Restricted Subsidiary of the Company) thereof, excluding amounts representative of yield or interest earned on such investment,
(c) any Disqualified Stock, shall be the maximum fixed redemption or repurchase price in respect thereof, (d) any Capital Lease Obligation, shall be determined in accordance with the definition thereof, or (e) any Permitted Interest Rate or Currency Protection Agreement, shall be zero. In no event shall Debt include any liability for taxes.

    "Default" means an event that with the passing of time or the giving of notice or both shall constitute an Event of Default.

    "Disqualified Stock" of any Person means any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the final Stated Maturity of the Notes; PROVIDED, HOWEVER, that any Preferred Stock which would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require the Company to repurchase or redeem such Preferred Stock upon the occurrence of a Change of Control occurring prior to the final Stated Maturity of the Notes shall not constitute Disqualified Stock if the change of control provisions applicable to such Preferred Stock are no more favorable to the holders of such Preferred Stock than the provisions applicable to the Notes contained in the covenant described under "Covenants--Change of Control" and such Preferred Stock specifically provides that the Company will not repurchase or redeem any such stock pursuant to such provisions prior to the Company's repurchase of such Notes as are required to be repurchased pursuant to the covenant described under "Covenants-- Change of Control".

    "Eligible Institution" means a commercial banking institution that has combined capital and surplus of not less than $500 million or its equivalent in foreign currency, whose debt is rated "A-3" or higher, "A-" or higher or "A-" or higher according to Moody's Investors Service, Inc., Standard & Poor's Ratings Group or Duff & Phelps Credit Rating Co. (or such similar equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act)) respectively, at the time as of which any investment or rollover therein is made.

    "Event of Default" has the meaning set forth under "Events of Default" below.

    "Exchange Act" means the Securities Exchange Act of 1934, as amended (or any successor act) and the rules and regulations thereunder.

    "Government Securities" means direct obligations of, or obligations guaranteed by, the United States of America for the payment of which obligations or guarantee the full faith and credit of the United States is pledged and which have a remaining weighted average life to maturity of not more than 18 months from the date of Investment therein.

    "Guarantee" by any Person means any obligation, contingent or otherwise, of such Person guaranteeing, or having the economic effect of guaranteeing, any Debt of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including, without limitation, any obligation of such Person,
(i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Debt, (ii) to purchase property, securities or services for the purpose of assuring the holder of such Debt of the payment of such Debt, or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Debt (and "Guaranteed", "Guaranteeing" and "Guarantor" shall have meanings correlative to the foregoing); PROVIDED, HOWEVER, that the Guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business; and PROVIDED FURTHER, that the incurrence by a Restricted Subsidiary of the Company of a lien permitted under clause (iv) of the second paragraph of the "Limitation on Liens" covenant shall not be deemed to constitute a Guarantee by such Restricted Subsidiary of any Purchase Money Debt of the Company secured thereby.

    "Incur" means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Debt or other obligation including by acquisition of Subsidiaries or the recording, as required pursuant to generally accepted accounting principles or otherwise, of any such Debt or other obligation on the balance sheet of such Person (and "Incurrence", "Incurred", "Incurrable" and "Incurring" shall have meanings correlative to the foregoing); PROVIDED, HOWEVER, that a change in generally accepted accounting principles that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt and that neither the accrual of interest nor the accretion of original issue discount shall be deemed an Incurrence of Debt; PROVIDED, FURTHER, HOWEVER, that the Company may elect to treat all or any portion of revolving credit debt of the Company or a Subsidiary as being Incurred from and after any date beginning the date the revolving credit commitment is extended to the Company or a Subsidiary, by furnishing notice thereof to the Trustee, and any borrowings or reborrowings by the Company or a Subsidiary under such commitment up to the amount of such commitment designated by the Company as Incurred shall not be deemed to be new lncurrences of Debt by the Company or such Subsidiary.

    "Interest Rate or Currency Protection Agreement" of any Person means any forward contract, futures contract, swap, option or other financial agreement or arrangement (including, without limitation, caps, floors, collars and similar agreements) relating to, or the value of which is dependent upon, interest rates or currency exchange rates or indices.

    "Investment" by any Person means any direct or indirect loan, advance or other extension of credit or capital contribution (by means of transfers of cash or other property to others or payments for property or services for the account or use of others, or otherwise) to, or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidence of Debt issued by, any other Person, including any payment on a Guarantee of any obligation of such other Person, but excluding any loan, advance or extension of credit to an employee of the Company or any of its Restricted Subsidiaries in the ordinary course of business, accounts receivables and other commercially reasonable extensions of trade credit.

    "Issue Date" means the date on which the Notes are first authenticated and delivered under the Indenture.

    "Joint Venture" means a corporation, partnership or other entity engaged in one or more Telecommunications Businesses as to which the Company (directly or through one or more Restricted Subsidiaries) exercises managerial control and in which the Company owns (i) a 50% or greater interest, or (ii) a 30% or greater interest, together with options or other contractual rights, exercisable not more than seven years after the Company's initial Investment in such Joint Venture, to increase its interest to not less than 50%.

    "Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, Receivables Sale, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

    "Marketable Securities" means: (i) Government Securities; (ii) any time deposit account, money market deposit and certificate of deposit maturing not more than 365 days after the date of acquisition issued by, or time deposit of, an Eligible Institution; (iii) commercial paper maturing not more than 365 days after the date of acquisition issued by a corporation (other than an Affiliate of the Company) with a rating, at the time as of which any investment therein is made, of "P-1" or higher according to Moody's Investors Service, Inc., "A-1" or higher according to Standard & Poor's Ratings Group or "A-1" or higher according to Duff & Phelps Credit Rating Co. (or such similar equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act)); (iv) any banker's acceptances or money market deposit accounts issued or offered by an Eligible Institution; (v) repurchase obligations with a term of not more than 7 days for Government Securities entered into with an Eligible Institution; (vi) auction-rate preferred stocks of any corporation maturing within 90 days after the date of acquisition by the Company thereof, having a rating of at least AA by Standard & Poors; and (vii) any fund investing exclusively in investments of the types described in clauses (i) through (vi) above.

    "Net Available Proceeds" from any Asset Disposition by any Person means cash or readily marketable cash equivalents received (including by way of sale or discounting of a note, instalment receivable or other receivable, but excluding any other consideration received in the form of assumption by the acquiror of Debt or other obligations relating to such properties or assets) therefrom by such Person, net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses Incurred and all federal, state, provincial, foreign and local taxes (including taxes payable upon payment or other distribution of funds from a foreign subsidiary to the Company or another subsidiary of the Company) required to be accrued as a liability as a consequence of such Asset Disposition, (ii) all payments made by such Person or its Restricted Subsidiaries on any Debt which is secured by such assets in accordance with the terms of any Lien upon or with respect to such assets or which must by the terms of such Lien, or in order to obtain a necessary consent to such Asset Disposition or by applicable law, be repaid out of the proceeds from such Asset Disposition, (iii) all distributions and other payments made to minority interest holders in Restricted Subsidiaries of such Person or joint ventures as a result of such Asset Disposition, (iv) appropriate amounts to be provided by such Person or any Restricted Subsidiary thereof, as the case may be, as a reserve in accordance with generally accepted accounting principles against any liabilities associated with such assets and retained by such Person or any Restricted Subsidiary thereof, as the case may be, after such Asset Disposition, including, without limitation, liabilities under any indemnification obligations and severance and other employee termination costs associated with such Asset Disposition, in each case as determined by the Board of Directors of the Company, in its reasonable good faith judgment evidenced by a Board Resolution filed with the Trustee; PROVIDED, HOWEVER, that any reduction in such reserve within twelve months following the consummation of such Asset Disposition will be treated for all purposes of the Indenture and the Notes as a new Asset Disposition at the time of such reduction with Net Available Proceeds equal to the amount of such reduction, and (v) any consideration for an Asset Disposition (which would otherwise constitute Net Available Proceeds) that is required to be held in escrow pending determination of whether a purchase price adjustment will be made, but amounts under this clause (v) shall become Net Available Proceeds at such time and to the extent such amounts are released to such Person.

    "Offer to Purchase" means a written offer (the "Offer") sent by the Company by first class mail, postage prepaid, to each holder at his address appearing in the Note Register on the date of the Offer offering to purchase up to the principal amount of Notes specified in such Offer at the purchase price specified in such Offer (as determined pursuant to the Indenture). Unless otherwise required by applicable law, the Offer shall specify an expiration date (the "Expiration Date") of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of such Offer and a settlement date (the "Purchase Date") for purchase of Notes within five Business Days after the Expiration Date. The Company shall notify the Trustee at least 15 Business Days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Offer of the Company's obligation to make an Offer to Purchase, and the Offer shall be mailed by the Company or, at the Company's request, by the Trustee in the name and at the expense of the Company. The Offer shall contain information concerning the business of the Company and its Subsidiaries which the Company in good faith believes will enable such holders to make an informed decision with respect to the Offer to Purchase (which at a minimum will include (i) the most recent annual and quarterly financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the documents required to be filed with the Trustee pursuant to the Indenture (which requirements may be satisfied by delivery of such documents together with the Offer), (ii) a description of material developments in the Company's business subsequent to the date of the latest of such financial statements referred to in clause (i) (including a description of the events requiring the Company to make the Offer to Purchase), (iii) if applicable, appropriate pro forma financial information concerning the Offer to Purchase and the events requiring the Company to make the Offer to Purchase and (iv) any other information required by applicable law to be included therein). The Offer shall contain all instructions and materials necessary to enable such holders to tender Notes pursuant to the Offer to Purchase. The Offer shall also state:

        a. the Section of the Indenture pursuant to which the Offer to Purchase is being made;

        b.  the Expiration Date and the Purchase Date;

        c. the aggregate principal amount of the outstanding Notes offered to be purchased by the Company pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such has been determined pursuant to the Indenture provision requiring the Offer to Purchase) (the "Purchase Amount");

        d. the purchase price to be paid by the Company for each $1,000 aggregate principal amount of Notes accepted for payment (as specified pursuant to the Indenture) (the "Purchase Price");

        e. that the holder may tender all or any portion of the Notes registered in the name of such holder and that any portion of a Note tendered must be tendered in an integral multiple of $1,000 principal amount;

        f. the place or places where Notes are to be surrendered for tender pursuant to the Offer to Purchase;

        g. that interest on any Note not tendered or tendered but not purchased by the Company pursuant to the Offer to Purchase will continue to accrue;

        h. that on the Purchase Date the Purchase Price will become due and payable upon each Note being accepted for payment pursuant to the Offer to Purchase and that interest thereon shall cease to accrue on and after the Purchase Date;

        i. that each holder electing to tender a Note pursuant to the Offer to Purchase will be required to surrender such Note at the place or places specified in the Offer prior to the close of business on the Expiration Date (such Note being, if the Company or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the holder thereof or his attorney duly authorized in writing);

        j. that holders will be entitled to withdraw all or any portion of Notes tendered if the Company (or its Paying Agent) receives, not later than the close of business on the Expiration Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of the Note the holder tendered, the certificate number of the Note the holder tendered and a statement that such holder is withdrawing all or a portion of his tender;

        k. that (a) if Notes in an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase all such Notes and (b) if Notes in an aggregate principal amount in excess of the Purchase Amount are tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase Notes having an aggregate principal amount equal to the Purchase Amount on a pro rata basis (with such adjustments as may be deemed appropriate so that only Notes in denominations of $1,000 or integral multiples thereof shall be purchased); and

        l. that in the case of any holder whose Note is purchased only in part, the Company shall execute, and the Trustee shall authenticate and deliver to the holder of such Note without service charge, a new Note or Notes, of any authorized denomination as requested by such holder, in an aggregate principal amount equal to and in exchange for the unpurchased portion of the Note so tendered.

    Any Offer to Purchase shall be governed by and effected in accordance with the Offer for such Offer to Purchase.

    "Permitted Interest Rate or Currency Protection Agreement" of any Person means any Interest Rate or Currency Protection Agreement entered into with one or more financial institutions in the ordinary course of business that is designed to protect such Person against fluctuations in interest rates or currency exchange rates with respect to Debt Incurred and which shall have a notional amount no greater than the payments due with respect to the Debt being hedged thereby and not for purposes of speculation.

    "Permitted Investment" means (i) any Investment in a Joint Venture (including the purchase or acquisition of any Capital Stock of a Joint Venture), provided the aggregate amount of all outstanding Investments pursuant to this clause (i) in Joint Ventures in which the Company owns, directly or indirectly, a less than 50% interest shall not exceed $25 million, (ii) any Investment in any Person as a result of which such Person becomes a Restricted Subsidiary or, subject to the proviso to clause (i) of this definition, becomes a Joint Venture of the Company, (iii) any Investment in Marketable Securities, (iv)Investments in Permitted Interest Rate or Currency Protection Agreements, and (v) Investments made as a result of the receipt of noncash consideration from an Asset Disposition that was made pursuant to and in compliance with the covenant described under "Covenants--Limitation on Asset Dispositions" above.

    "Permitted Liens" means (a) Liens for taxes, assessments, governmental charges or claims which are not yet delinquent or which are being contested in good faith by appropriate proceedings, if a reserve or other appropriate provision, if any, as shall be required in conformity with generally accepted accounting principles shall have been made therefor; (b) other Liens incidental to the conduct of the Company's and its Restricted Subsidiaries' business or the ownership of its property and assets not securing any Debt, and which do not in the aggregate materially detract from the value of the Company's and its Restricted Subsidiaries' property or assets when taken as a whole, or materially impair the use thereof in the operation of its business; (c) Liens with respect to assets of a Restricted Subsidiary granted by such Restricted Subsidiary to the Company to secure Debt owing to the Company; (d) pledges and deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of statutory obligations (including to secure government contracts); (e) deposits made to secure the performance of tenders, bids, leases, and other obligations of like nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (f) zoning restrictions, servitudes, easements, rights-of-way, restrictions and other similar charges or encumbrances incurred in the ordinary course of business which, in the aggregate, do not materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business of the Company or its Restricted Subsidiaries; (g) Liens arising out of judgments or awards against the Company or any Restricted Subsidiary with respect to which the Company or such Restricted Subsidiary is prosecuting an appeal or proceeding for review and the Company or such Restricted Subsidiary is maintaining adequate reserves in accordance with generally accepted accounting principles; (h) any interest or title of a lessor in the property subject to any lease other than a Capital Lease; and (i) any statutory warehousemen's, materialmen's or other similar Liens for sums not then due and payable (or which, if due and payable, are being contested in good faith and with respect to which adequate reserves are being maintained to the extent required by generally accepted accounting principles).

    "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization, government or agency or political subdivision thereof or any other entity.

    "Preferred Dividends" for any Person means for any period the quotient determined by dividing the amount of dividends and distributions paid or accrued (whether or not declared) on Preferred Stock of such Person during such period calculated in accordance with generally accepted accounting principles, by 1 minus the maximum statutory income tax rate then applicable to the Company (expressed as a decimal).

    "Preferred Stock" of any Person means Capital Stock of such Person of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

    "Purchase Money Debt" means (i) Acquired Debt Incurred in connection with the acquisition of Telecommunications Assets and (ii) Debt of the Company or of any Restricted Subsidiary of the Company (including, without limitation, Debt represented by Capital Lease Obligations, Vendor Financing Facilities, mortgage financings and purchase money obligations) Incurred for the purpose of financing all or any part of the cost of construction, acquisition or improvement by the Company or any Restricted Subsidiary of the Company or any Joint Venture of any Telecommunications Assets of the Company, any Restricted Subsidiary of the Company or any Joint Venture, and including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, as the same may be amended, supplemented, modified or restated from time to time.

    "Receivables" means receivables, chaftel paper, instruments, documents or intangibles evidencing or relating to the right to payment of money in respect of the sale of goods or services.

    "Receivables Sale" of any Person means any sale of Receivables of such Person (pursuant to a purchase facility or otherwise), other than in connection with a disposition of the business operations of such Person relating thereto or a disposition of defaulted Receivables for purpose of collection and not as a financing arrangement.

    "Related Person" of any Person means any other Person directly or indirectly owning (a) 10% or more of the Outstanding Common Equity of such Person (or, in the case of a Person that is not a corporation, 10% or more of the equity interest in such Person) or (b) 10% or more of the combined voting power of the Voting Stock of such Person.

    "Restricted Subsidiary" of the Company means any Subsidiary, whether existing on or after the date of the Indenture, unless such Subsidiary is an Unrestricted Subsidiary.

    "Sale and Leaseback Transaction" of any Person means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such Person of any property or asset of such Person which has been or is being sold or transferred by such Person more than 365 days after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset. The stated maturity of such arrangement shall be the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.

    "Significant Subsidiary" means a Restricted Subsidiary that is a "significant subsidiary" as defined in Rule 1-02(w) of Regulation S-X under the Securities Act and the Exchange Act.

    "Subordinated Debt" means Debt of the Company as to which the payment of principal of (and premium, if any) and interest and other payment obligations in respect of such Debt shall be subordinate to the prior payment in full of the Notes to at least the following extent: (i) no payments of principal of (or premium, if any) or interest on or otherwise due in respect of such Debt may be permitted for so long as any default in the payment of principal (or premium, if any) or interest on the Notes exists; (ii) in the event that any other default that with the passing of time or the giving of notice, or both, would constitute an Event of Default exists with respect to the Notes, upon notice by 25% or more in principal amount of the Notes to the Trustee, the Trustee shall have the right to give notice to the Company and the holders of such Debt (or trustees or agents therefor) of a payment blockage, and thereafter no payments of principal of (or premium, if any) or interest on or otherwise due in respect of such Debt may be made for a period of 179 days from the date of such notice or for the period until such default has been cured or waived or ceased to exist and any acceleration of the Notes has been rescinded or annulled, whichever period is shorter (which Debt may provide that (A) no new period of payment blockage may be commenced by a payment blockage notice unless and until 360 days have elapsed since the effectiveness of the immediately prior notice, (B) no nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice to such holders (or such agents or trustees) shall be, or be made, the basis for a subsequent payment blockage notice and (C) failure of the Company to make payment on such Debt when due or within any applicable grace period, whether or not on account of such payment blockage provisions, shall constitute an event of default thereunder); and (iii) such Debt may not
(x) provide for payments of principal of such Debt at the stated maturity thereof or by way of a sinking fund applicable thereto or by way of any mandatory redemption, defeasance, retirement or repurchase thereof by the Company (including any redemption, retirement or repurchase which is contingent upon events or circumstances, but executing any retirement required by virtue of acceleration of such Debt upon an event of default thereunder), in each case prior to the final Stated Maturity of the Notes or (y) permit redemption or other retirement (including pursuant to an offer to purchase made by the Company) of such other Debt at the option of the holder thereof prior to the final Stated Maturity of the Notes, other than a redemption or other retirement at the option of the holder of such Debt (including pursuant to an offer to purchase made by the Company) which is conditioned upon a change of control of the Company pursuant to provisions substantially similar to those described under "Covenants-- Change of Control" (and which shall provide that such Debt will not be repurchased pursuant to such provisions prior to the Company's repurchase of the Notes required to be repurchased by the Company pursuant to the provisions described under "Covenants--Change of Control").

    "Subsidiary" of any Person means (i) a corporation more than 50% of the combined voting power of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof or (ii) any other Person (other than a corporation) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

    "Telecommunications Assets" means all assets, rights (contractual or otherwise) and properties, whether tangible or intangible, used or intended for use in connection with a Telecommunications Business.

    "Telecommunications Business" means the business of (i) transmitting, or providing services relating to the transmission of, voice, video or data through owned or leased transmission facilities, (ii) creating, developing or marketing communications related network equipment, software and other devices for use in a Telecommunication Business or (iii) evaluating, participating or pursuing any other activity or opportunity that is primarily related to those identified in
(i) or (ii) above and shall, in any event, include all businesses in which the Company or any of its Subsidiaries are engaged on the Issue Date; provided that the determination of what constitutes a Telecommunications Business shall be made in good faith by the Board of Directors of the Company, which determination shall be conclusive.

    "Unrestricted Subsidiary" means (1) any Subsidiary of the Company designated as such by the Board of Directors of the Company as set forth below where (a) neither the Company nor any of its other Subsidiaries (other than another Unrestricted Subsidiary) (i) provides credit support for, or Guarantee of, any Debt of such Subsidiary or any Subsidiary of such Subsidiary (including any undertaking, agreement or instrument evidencing such Debt) or (ii) is directly or indirectly liable for any Debt of such Subsidiary or any Subsidiary of such Subsidiary, and (b) no default with respect to any Debt of such Subsidiary or any Subsidiary of such Subsidiary (including any right which the holders thereof may have to take enforcement action against such Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Debt of the Company and its Restricted Subsidiaries to declare a default on such other Debt or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity and (2) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of the Company may designate any Subsidiary to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital

Stock of, or owns or holds any Lien on any property of, any other Subsidiary of the Company which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary, PROVIDED that either (x) the Subsidiary to be so designated has total assets of $1,000 or less or (y) immediately after giving effect to such designation, the Company could incur at least $1.00 of additional Debt pursuant to the first paragraph under "Covenants--Limitation on Consolidated Debt" above and PROVIDED, further, that the Company could make a Restricted Payment in an amount equal to the greater of the fair market value and the book value of such Subsidiary pursuant to the covenant described under "Covenants-- Limitation on Restricted Payments" and such amount is thereafter treated as a Restricted Payment for the purpose of calculating the aggregate amount available for Restricted Payments thereunder. The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary, provided that, immediately after giving effect to such designation, the Company could incur at least $1.00 of additional Debt pursuant to the first paragraph under "Covenants--Limitation on Consolidated Debt" above.

    "Vendor Financing Facility" means any agreements between the Company or a Restricted Subsidiary of the Company and one or more vendors or lessors of equipment to the Company or any of its Restricted Subsidiaries (or any affiliate of any such vendor or lessor) providing financing for the acquisition by the Company or any such Restricted Subsidiary of equipment from any such vendor or lessor.

    "Voting Stock" of any Person means Capital Stock of such Person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

    "Wholly-Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person 99% or more of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly-Owned Restricted Subsidiaries of such Person or by such Person and one or more Wholly-Owned Restricted Subsidiaries of such Person.

EVENTS OF DEFAULT

    The following will be Events of Default under the Indenture: (a) failure to pay principal of (or premium, if any, on) any Note when due; (b) failure to pay any interest on any Note when due, continued for 30 days; (c) default in the payment of principal and interest on Notes required to be purchased pursuant to an Offer to Purchase as described under "Covenants--Change of Control" when due and payable; (d) failure to perform or comply with the provisions described under "Mergers, Consolidations and Certain Sales of Assets"; (e) failure to perform any other covenant or agreement of the Company under the Indenture or the Notes continued for 60 days after written notice to the Company by the Trustee or Holders of at least 25% in aggregate principal amount of outstanding Notes; (f) default under the terms of any instrument evidencing or securing Debt of the Company or any Significant Subsidiary having an outstanding principal amount of $10 million individually or in the aggregate which default results in the acceleration of the payment of such Debt or constitutes the failure to pay such Debt when due; (g) the rendering of a final judgment or judgments (not subject to appeal) for the payment of money against the Company or any Significant Subsidiary in an aggregate amount in excess of $10 million which remains undischarged or unstayed for a period of 45 days after the date on which the right to appeal all such judgments has expired; and (h) certain events of bankruptcy, insolvency or reorganization affecting the Company or any Significant Subsidiary. (Section 501) Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default (as defined) shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. The Trustee may refuse, however, to follow any direction that the Trustee, in its sole discretion, determines may be unduly prejudicial to the rights of another holder or that may subject the Trustee to any liability or expense if the Trustee determines, in its sole discretion, that it lacks indemnification against such loss or expense. (Section 512)

    If an Event of Default (other than an Event of Default described in Clause
(h) above with respect to the Company) shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes may accelerate the maturity of all Notes; PROVIDED, HOWEVER, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. If an Event of Default specified in Clause (h) above occurs with respect to the Company, the outstanding Notes will IPSO FACTO become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. (Section 502) For information as to waiver of defaults, see "Modification and Waiver".

    No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default (as defined) and unless also the Holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of a Note for enforcement of payment of the principal of and premium, if any, or interest on such Note on or after the respective due dates expressed in such Note. (Section 508)

    The Indenture provides that if a Default occurs and is continuing, generally the Trustee must, within 90 days after the occurrence of such Default, give to the Holders notice of such Default. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal of, premium, if any or interest) if it determines that withholding notice is in their interest; PROVIDED HOWEVER, that in the case of any default of a character specified in Clause (e) above, no such notice to holders shall be given until at least 30 days after the occurrence thereof. (Section 602)

    The Company will be required to furnish to the Trustee quarterly a statement as to the performance by the Company of certain of its obligations under the Indenture and the Company is required upon becoming aware of any Default or Event of Default to deliver to the Trustee a statement specifying such Default or Event of Default. (Section 1019)

SATISFACTION AND DISCHARGE OF THE INDENTURE

    The Indenture will cease to be of further effect as to all outstanding Notes (except as to (i) rights of registration of transfer and exchange and the Company's right of optional redemption, (ii) substitution of apparently mutilated, defaced, destroyed, lost or stolen Notes, (iii) rights of Holders to receive payment of principal of and premium, if any, and interest on the Notes,
(iv) rights, obligations and immunities of the Trustee under the Indenture and
(v) rights of the Holders of the Notes as beneficiaries of the Indenture with respect to any property deposited with the Trustee payable to all or any of them), if (x) the Company will have paid or caused to be paid the principal of and premium, if any, and interest on the Notes as and when the same will have become due and payable or (y) all outstanding Notes (except lost, stolen or destroyed Notes which have been replaced or paid) have been delivered to the Trustee for cancellation. (Section 401)

DEFEASANCE

    The Indenture will provide that, at the option of the Company, (a) if applicable, the Company will be discharged from any and all obligations in respect of the outstanding Notes or (b) if applicable, the Company may omit to comply with certain restrictive covenants, and that such omission shall not be deemed to be an Event of Default under the Indenture and the Notes, in either case (a) or (b) upon irrevocable deposit with the Trustee, in trust, of money and/or U.S. government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the outstanding Notes on the Stated Maturity. With respect to clause (b), the obligations under the Indenture other than with respect to such covenants and the Events of Default other than the Events of Default relating to such covenants above shall remain in full force and effect. Such trust may only be established if, among other things (i) with respect to clause (a), the Company has received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law after the Issue Date, which in the Opinion of Counsel provides that holders of the Notes will not recognize gain or loss for Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; or, with respect to clause (b), the Company has delivered to the Trustee an Opinion of Counsel to the effect that the holders of the Notes will not recognize gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred;
(ii) no Default or Event of Default shall have occurred or be continuing; (iii) the Company has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940, as amended; and (iv) certain other customary conditions precedent are satisfied. (Section 1201)

MODIFICATION AND WAIVER

    Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the holders of a majority in aggregate principal amount of the outstanding Notes; PROVIDED, HOWEVER, that no such modification or amendment may, without the consent of the holder of each outstanding Note affected thereby, (a) change the due date of the principal of, or any installment of interest on, any Note, (b) reduce the principal amount of, or the premium or interest on, any Note, (c) change the place or currency of payment of principal of, or premium or interest on, any Note, (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Note, (e) reduce the above-stated percentage of outstanding Notes necessary to modify or amend the Indenture, (f) reduce the percentage of aggregate principal amount of outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, (g) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants, except as otherwise specified, or (h) following the mailing of any Offer to Purchase and until the Expiration Date of that Offer to Purchase, modify any Offer to Purchase for the Notes required under the "Limitation on Asset Dispositions" and the "Change of Control" covenants contained in the Indenture in a manner materially adverse to the Holders thereof. (Section 902)

    Notwithstanding the foregoing, without the consent of any holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to holders of Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to holders of Notes or that does not adversely affect the legal rights under the Indenture of any such holder, or to comply with requirements of the Commission in order to maintain the qualification of the Indenture under the Trust Indenture Act . (Section 901)

    The holders of a majority in aggregate principal amount of the outstanding Notes, on behalf of all holders of Notes, may waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1019) Subject to certain rights of the Trustee, as provided in the Indenture, the holders of a majority in aggregate principal amount of the outstanding Notes, on behalf of all holders of Notes, may waive any past default under the Indenture, except a default in the payment of principal, premium or interest or a default arising from failure to purchase any Note tendered pursuant to an Offer to Purchase. (Section 513)

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

    No director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such waiver is against public policy.

GOVERNING LAW

    The Indenture and the Notes will be governed by the laws of the State of New York.

THE TRUSTEE

    The Trustee's current address is 114 West 47th Street, New York, New York 10036.

    The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. (Section
601)

    The Indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions with the Company or any Affiliate, PROVIDED, HOWEVER, that if it acquires any conflicting interest (as defined in the Indenture or in the Trust Indenture
Act), it must eliminate such conflict or resign. (SectionSection 608, 613)

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

DESCRIPTION OF THE 12 1/2% NOTES

    GENERAL. The Company and NEXTLINK Capital, Inc., a Washington corporation and a wholly owned subsidiary of the Company ("Capital" and, together with the Company, the "Issuers") issued $350 million of 12 1/2% Senior Notes Due April 15, 2006 pursuant to an Indenture among the Company, Capital and United States Trust Company of New York, as trustee (the "Trustee"). On September 6, 1996, the Company consummated an offer (the "Exchange Offer") to exchange such notes for $350 million of 12 1/2% Senior Notes Due April 15, 2006 that had been registered under the Securities Act.

    PRINCIPAL, MATURITY AND INTEREST. The 12 1/2% Notes are limited in aggregate principal amount to $350 million and will mature on April 15, 2006. Interest on the 12 1/2% Notes accrues at 12 1/2% per annum and is payable semiannually in arrears on April 15 and October 15 of each year. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. At the closing of the offering, the Company used $117.7 million of the net proceeds of the offering of 12 1/2% Notes to purchase a portfolio of securities, initially consisting of U.S. government securities (including any securities substituted in respect thereof, the "Pledged Securities"), to pledge as security for payment of interest on the 12 1/2% Notes through April 15, 1999 and, under certain circumstances, as security for repayment of the principal of the 12 1/2% Notes. Proceeds from the Pledged Securities may be used by the Company to make interest payments on the 12 1/2% Notes through April 15, 1999. The Pledged Securities are being held by the Trustee pending disbursement.

    RANKING. The 12 1/2% Notes are unsecured senior obligations of the Issuers, will rank PARI PASSU in right of payment with all existing and future senior obligations of the Issuers, including the Notes and will rank senior in right of payment to all future subordinated obligations of the Issuers.

    REDEMPTION. The 12 1/2% Notes are not redeemable at the Company's option prior to April 15, 2001. Thereafter, the 12 1/2% Notes are subject to redemption at the option of the Company, in whole or in part, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on April 15 of the years indicated below:

YEAR                                                                                   PERCENTAGE
-------------------------------------------------------------------------------------  -----------
2001.................................................................................     106.250%
2002.................................................................................     104.167%
2003.................................................................................     102.083%
2004 and thereafter..................................................................     100.000%

    In addition, at any time on or before March 15, 1999, the Company may redeem up to 33 1/3% of the original aggregate principal amount of the 12 1/2% Notes with the net proceeds of a sale of common equity at a redemption price equal to 112.50% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of redemption, provided that at least $175 million of aggregate principal amount of 12 1/2% Notes remains outstanding immediately after such redemption. Except in connection with a Change of Control (as defined in the indenture relating to the 12 1/2% Notes) of the Company, the Issuers are not required to make mandatory redemption or sinking fund payments with respect to the 12 1/2% Notes.

    COVENANTS. The indenture relating to the 12 1/2% Notes restricts, among other things, the Company's ability to incur additional indebtedness, pay dividends or make certain other restricted payments, incur certain liens to secure PARI PASSU or subordinated indebtedness, engage in any sale and leaseback transaction, sell assign, transfer, lease, convey or otherwise dispose of substantially all of the assets of the Company, enter into certain transactions with affiliates, or incur indebtedness that is subordinate in right of payment to any senior indebtedness and senior in right of payment to the 12 1/2% Notes. The indenture relating to the 12 1/2% Notes permits, under certain circumstances, the Company's subsidiaries to be deemed unrestricted subsidiaries and thus not subject to the restrictions of the indenture.

    EVENTS OF DEFAULT. The indenture relating to the 12 1/2% Notes contains standard events of default, including (i) defaults in the payment of principal, premium or interest, (ii) defaults in the compliance with covenants contained in the indenture, (iii) cross defaults on more than $10 million of other indebtedness, (iv) failure to pay more than $10 million of judgments and (v) certain events of its subsidiaries.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

    The following is a summary of certain United States federal income tax consequences associated with the ownership and disposition of the Notes by initial purchasers. Except where noted, it deals only with Notes held as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, life insurance companies, tax-exempt organizations or U.S. holders (defined below) whose "functional currency" is not the U.S. dollar or who hold the Notes as a hedge or part of a straddle or conversion transaction. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and, at any time and without prior notice, such authorities may be repealed, revoked or modified so as to result in federal income tax consequences different from those discussed below.

    PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL INCOME TAX CONSEQUENCES AND CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

UNITED STATES HOLDERS

    A United States holder (a "U.S. Holder") is generally, a citizen or resident of the United States, a corporation, a partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or an estate the income of which is subject to United States federal income taxation regardless of its source, a trust if a United States court can exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust, or any other person whose worldwide income or gain is otherwise subject to United States federal income taxation on a net income basis.

    Interest on the Notes will be taxable to a U.S. Holder as ordinary interest income in accordance with the U.S. Holder's method of tax accounting at the time that such interest is accrued or (actually or constructively) received.

    MARKET DISCOUNT

    If a U.S. Holder purchases Notes for an amount that is less than the principal amount of the Notes, the amount of the difference will be treated as "market discount" for federal income tax purposes, unless such difference is less than a specified DE MINIMIS amount. Under the market discount rules, a U.S. Holder will be required to treat any gain on the maturity, sale, exchange, retirement or other disposition of, Notes as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on such Notes at the time of such payment or disposition. In addition, a U.S. Holder may be required to defer, until the maturity of the Notes or earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such Notes.

    Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Notes, unless the U.S. Holder elects to accrue on a constant yield method. A U.S. Holder of Notes may elect to include market discount in income currently as it accrues (on either a ratable or constant yield method), in which case the rule described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired in or after the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service ("IRS"). U.S. Holders should consult with their own tax advisors regarding this election.

    AMORTIZABLE BOND PREMIUM

    A U.S. Holder that purchases Notes for an amount greater than the sum of all amounts payable on the Notes after the purchase date, will be considered to have purchased such Notes with a "bond premium." The U.S. Holder may elect, subject to certain limitations, to deduct the allowable amortizable bond premium when computing such holder's taxable income. Any election to amortize bond premium applies to all bonds (other than bonds the interest in which on excludible from gross income) held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder, and may not be revoked without the consent of the IRS. U.S. Holders should consult with their tax advisors regarding this election.

    SALE, EXCHANGE AND RETIREMENT OF NOTES

    A U.S. Holder's adjusted tax basis in Notes will, in general, equal the holder's cost therefor, increased by any market discount included in the U.S. Holder's income and reduced by any amortized bond premium and any cash payments, other than interest payments, on the Notes. Upon the sale, exchange or retirement of Notes, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange or retirement and the U.S. Holder's adjusted tax basis in the Notes. Except with respect to market discount (see above) and accrued but unpaid interest, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or retirement the Notes have been held for more than one year. Under current law, net capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.

NON-UNITED STATES HOLDERS

    For purposes of this discussion, a "Non-U.S. Holder" is any holder of a Note who is (i) a nonresident alien individual or (ii) a foreign corporation, partnership or estate or trust which is not subject to United States federal income tax on a net income basis in respect of income or gain from a Note.

    Under present United States federal income and estate tax law, and subject to the discussion of backup withholding below:

         (i) payments of principal, premium, if any, and interest by the Company or any of its paying agents to a Non-U.S. Holder will not be subject to United States federal withholding tax if, in the case of interest, (a) the beneficial owner of the Note does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of in the Company, (b) the beneficial owner of the Note is not a controlled foreign corporation that is related to the Company through stock ownership, and (c) either (A) the beneficial owner of the Note certifies to the Company or its agent, under penalties of perjury, that it is not a U.S. Holder and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the Note certifies to the Company or its agent under penalties of perjury that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof;

        (ii) a Non-U.S. Holder of a Note will not be subject to United States federal withholding tax on any gain realized on the sale or exchange of a Note; and

        (iii) a Note held by an individual who at death is not a citizen or resident of the United States will not be includible in the individual's gross estate for purposes of the United States federal estate tax as a result of the individual's death if (a) the individual did not actually or constructively own 10% or more of the capital or profits interests in the Company and (b) the income on the Note would not have been effectively connected with a United States trade or business of the individual at the individual's death.

    Regulations have been proposed (the "Proposed Regulations") that would, if adopted as final regulations in the form in which they have been proposed, alter the certification requirements described above. The Proposed Regulations also would require, in the case of Notes held by a foreign partnership, that (x) the certification described in clause (i)(c) above be provided by the partners rather than by the foreign partnership and (y) the partnership provide certain information, including a United States taxpayer identification number. A look-through rule would apply in the case of tiered partnerships. The Proposed Regulations are proposed to be effective for interest payments made after December 31, 1997. There can be no assurance that the Proposed Regulations will be adopted or as to the provisions that they will include if and when adopted in temporary or final form.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    UNITED STATES HOLDERS

    In general, information reporting requirements will apply to certain payments of principal, premium, if any, and interest, and premium paid on Notes and to the proceeds of sale of a Note made to holders other than certain exempt recipients (such as corporations). Backup withholding and information reporting generally will not apply to payments of principal, premium, if any, and interest on Notes made outside the United States (other than payments made to an address in the United States or by transfer to an account maintained by the holder with a bank in the United States) by the Company or any paying agent (acting in its capacity as such) to a holder. Holders must provide Internal Revenue Service Form W-8 or Form W-9, as the case may be, in order to avoid the imposition of backup withholding. A 31% backup withholding tax may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number or certification of foreign or other exempt status or fails to report in full dividend and interest income.

    NON-UNITED STATES HOLDERS

    Information reporting on Internal Revenue Service Form 1099 and backup withholding will not apply to payments of principal, premium (if any) and interest made by the Company or a paying agent to a Non-U.S. Holder on a Note; provided, the certification described in clause (i)(c) under "Non-United States Holders" above is received, and provided further that the payor does not have actual knowledge that the holder is a United States person. The Company or a paying agent, however, may report (on Internal Revenue Service Form 1042S) payments of interest on Notes.

    Payments of the proceeds from the sale by a Non-U.S. Holder of a Note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is a United States person, a controlled foreign corporation for United States tax purposes or a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, information reporting may apply to such payments. Payments of the proceeds from the sale of a Note to or through the United States office of a broker is subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its non-United States status or otherwise establishes an exemption from information reporting and backup withholding. See the discussion above with respect to the rules under the Proposed Regulations.

                                  UNDERWRITING

    The Underwriters named below have severally agreed, subject to the terms and conditions of the Underwriting Agreement, with the Company, to purchase from the Company the aggregate principal amount of Notes set forth opposite their respective names. The Underwriters are committed to purchase all of the Notes if any are purchased.

                                                                                                     PRINCIPAL
                                                                                                       AMOUNT
UNDERWRITERS                                                                                          OF NOTES
------------------------------------------------------------------------------------------------  ----------------
Salomon Brothers Inc ...........................................................................  $
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated..........................................................................
Bear, Stearns & Co. Inc.........................................................................
TD Securities (USA) Inc.........................................................................
                                                                                                  ----------------
    Total.......................................................................................  $    200,000,000
                                                                                                  ----------------
                                                                                                  ----------------

    The Underwriters have advised the Company that they propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a
concession not in excess of    % of the principal amount of the Notes. The
Underwriters may allow, and such dealers may reallow, a discount not in excess
of    % of the principal amount of the Notes on sales to certain other dealers.
After the initial public offering, the public offering price, concession and discount may be changed.

    The Company has agreed not to offer, sell, contract to sell or otherwise dispose of any debt securities of the Company in an offering to the public (or in a private offering where holders of the debt securities are granted rights to have such debt securities registered under the Securities Act, or to exchange such debt securities for other debt securities that are so registered) for a period of 180 days from the date of this Prospectus without the prior written consent of Salomon Brothers Inc.

    The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters currently intend to make a market in the Notes. However, the Underwriters are not obligated to do so and may discontinue any market making activities at any time without notice. Accordingly, no assurance can be given about the development of liquidity of any trading market for the Notes.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

    In connection with the Debt Offering, the Underwriters may purchase and sell the Notes in the open market in accordance with Regulation M under the Exchange Act. These transactions may include over-allotment and stabilizing transactions and purchase to cover short positions created by the Underwriters in connection with the Debt Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes; and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Notes than they are required to purchase from the Company in the Debt Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the securities sold in the Debt Offering may be reclaimed by the Underwriters if such securities are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affected the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market in the over-the-counter market or otherwise.

                             VALIDITY OF THE NOTES

    The validity of the Notes will be passed upon for the Company by Willkie Farr & Gallagher, New York, New York and for the Underwriters by Sullivan & Cromwell, New York, New York. As to matters of Washington law, Willkie Farr & Gallagher and Sullivan & Cromwell will rely upon the opinion of Davis Wright Tremaine LLP, Seattle, Washington.

                                    EXPERTS

    The audited financial statements included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                             AVAILABLE INFORMATION

    The Company has filed with the Commission, Washington, D.C. 20549, a
Registration Statement on Form S-1, Commission File No. 333-      , under the
Securities Act with respect to the Notes offered by the Debt Offering. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Notes, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or any other document to which reference is made are necessarily summaries thereof, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

    NEXTLINK is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports and other information with the Commission. Copies of the Registration Statement, periodic reports and other information filed by the Company with the Commission may be inspected at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. In addition, the Commission maintains a website that contains periodic reports and other information filed by the Company via the Commission's Electronic Data Gathering and Retrieval System (EDGAR). This website can be accessed at www.sec.gov. Copies of such material can be also be obtained from the Company upon request by contacting the Company at its principal executive office.

                                                       ANNEX A TO THE PROSPECTUS

                                    GLOSSARY

    CAP (COMPETITIVE ACCESS PROVIDER)--A company that provides its customers with an alternative to the ILEC for local private line and special access telecommunications services.

    CENTRAL OFFICES--The switching centers or central switching facilities of the LECs.

    CLEC (COMPETITIVE LOCAL EXCHANGE CARRIER)--A company providing local telephone services in competition with the ILEC.

    CO-CARRIER STATUS--A regulatory scheme under which the ILEC is required to integrate new, competing providers of local exchange service, such as the Company, into the systems of traffic exchange, inter-carrier compensation, and other inter-carrier relationships that already exist among ILECs in most jurisdictions.

    COLLOCATION--The ability of a CLEC such as the Company to connect its network to the ILECs central offices. Physical collocation occurs when a CLEC places its network connection equipment inside the ILEC's central offices. Virtual collocation is an alternative to physical collocation pursuant to which the ILEC permits a CLEC to connect its network to the ILEC's central offices on comparable terms, even though the CLEC's network connection equipment is not physically located inside the central offices.

    DARK FIBER--Unused fiber through which no light is transmitted. Dark fiber is provided with the customer expected to supply the required electronics and signals.

    DEDICATED--Telecommunications lines dedicated or reserved for use by particular customers and charged on a flat, usually monthly basis.

    DIGITAL--A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies employ a sequence of these pulses to represent information as opposed to the continuously variable analog signal. The precise digital numbers minimize distortion (such as graininess or snow in the case of video transmission, or static or other background distortion in the case of audio transmission).

    DS-0, DS-1, DS-3--The standard circuit capacity classifications. Each of these transmission services can be provided using the same type of fiber optic cable, but offer different bandwidth (that is, capacity), depending upon the individual needs of the end-user. A DS-0 is a dedicated circuit that is considered to meet the requirements of usual business communications, with transmission capacity of up to 64 kilobits of bandwidth per second (that is, a voice grade equivalent circuit). This service offers a basic low capacity dedicated digital line for connecting telephones, fax machines, personal computers and other telecommunications equipment. A DS-1 is a high speed digital circuit typically linking high volume customer locations to long distance carriers or other customer locations. Typically utilized for voice transmissions as well as the interconnection of LANs, DS-1 service accommodates transmission speeds of up to 1.544 megabits per second, which is the equivalent of 24 voice grade equivalent circuits. DS-3 service provides a very high capacity digital circuit with transmission capacity of 45 megabits per second, which is equivalent to 28 DS-1 circuits or 672 voice grade equivalent circuits. This is a digital service used by long distance carriers for central office connections and by some large commercial users to link multiple sites.

    ETHERNET--A local area network technology used for connecting computers, printers, workstations, terminals, etc., within the same building. Ethernet operates over twisted wire or coaxial cable at speeds up to 100 megabits per second. Ethernet is the most popular LAN technology.

    FCC--The United States Federal Communications Commission.

    FDDI (FIBER DISTRIBUTED DATA INTERFACE)--Based on fiber optics, FDDI is a 100 megabit per second local area network technology used to connect computers, printers, and workstations at very high speeds. FDDI is also used as backbone technology to interconnect other LANs.

    FIBER MILE--The number of route miles installed (excluding pending installations) along a telecommunications path multiplied by the number of fibers along that path. See the definition of "route mile" below.

    ILEC (INCUMBENT LOCAL EXCHANGE CARRIER)--A company providing local telephone services.

    INTERCONNECTION DECISIONS--Rulings by the FCC announced in September 1992 and August 1993, which require the RBOCs and most other large ILECs to provide interconnection in ILEC central offices to any CAP, long distance carrier or end-user seeking such interconnection for the provision of interstate special access and switched access transport services.

    KILOBIT--One thousand bits of information. The information-carrying capacity (i.e., bandwidth) of a circuit may be measured in "kilobits per second." One kilobit is approximately sufficient to encode a standard telegram.

    LANS (LOCAL AREA NETWORKS)--The interconnection of computers for the purpose of sharing files, programs and various devices such as printers and high-speed modems. LANs may include dedicated computers or file servers that provide a centralized source of shared files and programs.

    LOCAL EXCHANGE--A geographic area determined by the appropriate state regulatory authority in which calls generally are transmitted without toll charges to the calling or called party.

    LINE--an electrical path between a ILEC central office and a subscriber.

    LONG DISTANCE CARRIERS (INTEREXCHANGE CARRIERS)--Long distance carriers provide services between local exchanges on an interstate or intrastate basis. A long distance carrier may offer services over its own or another carrier's facilities.

    MEGABIT--One million bits of information. The information-carrying capacity (i.e., bandwidth) of a circuit may be measured in "megabits per second." One megabit is approximately sufficient to encode a 3 inch by 5 inch photograph.

    NUMBER PORTABILITY--The ability of an end-user to change local exchange carriers while retaining the same telephone number.

    POPS (POINTS OF PRESENCE)--Locations where a long distance carrier has installed transmission equipment in a service area that serves as, or relays calls to, a network switching center of that long distance carrier.

    PUC (PUBLIC UTILITY COMMISSION)--A state regulatory body, established in most states, which regulates utilities, including telephone companies providing intrastate services.

    PRIVATE LINE--A dedicated telecommunications connection between end-user locations.

    PUBLIC SWITCHED NETWORK--That portion of a ILEC's network available to all users generally on a shared basis (i.e., not dedicated to a particular user). Traffic along the public switched network is generally switched at the ILEC's central offices.

    RECIPROCAL COMPENSATION--The compensation paid to and from a new competitive local exchange carrier and the ILEC for termination of a local call on each other's networks.

    ROUTE MILE--The number of miles of the telecommunications path in which the Company-owned or leased fiber optic cables are installed.

    SPECIAL ACCESS SERVICES--The lease of private, dedicated telecommunications lines or "circuits" along the network of a ILEC or a CAP, which lines or circuits run to or from the long distance carrier POPs. Examples of special access services are telecommunications lines running between POPs of a single long distance carrier, from one long distance carrier POP to the POP of another long distance carrier or from an end-user to a long distance carrier POP.

    SWITCH--A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is a process of interconnecting circuits to form a transmission path between users.

    SWITCHED ACCESS SERVICES--Transmission of switched calls through the local switched network for the purpose of originating or terminating toll calls. Long distance companies pay switched access charges to the ILECs for each switched call originated or terminated on the ILEC's network.

    SWITCHED ACCESS TRANSPORT SERVICES--Transportation of switched traffic along dedicated lines between the ILEC central offices and long distance carrier POPs.

    SWITCHED TRAFFIC--Telecommunications traffic along the public switched network that is charged on a per-minute or other range sensitive basis. This traffic is generally switched at the ILEC's central offices.

    TOKEN RING--A local area network technology used to interconnect personal computers, file servers, printers, and other devices. Token Ring LANs typically operate at either 4 megabits per second or 16 megabits per second.

                 NEXTLINK COMMUNICATIONS, INC. AND SUBSIDIARIES
                         INDEX TO FINANCIAL STATEMENTS

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet as of March 31, 1997......................................        F-2

Consolidated Statements of Operations for the Three Months Ended March 31, 1996 and
  1997...............................................................................        F-3

Consolidated Statement of Changes in Shareholders' Deficit for the Three Months Ended
  March 31, 1997.....................................................................        F-4

Consolidated Statements of Cash Flows for the Three Months Ended March 31, 1996 and
  1997...............................................................................        F-5

Notes to Interim Consolidated Financial Statements...................................        F-6

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants.............................................       F-10

Consolidated Balance Sheets as of December 31, 1995 and 1996.........................       F-11

Consolidated Statements of Operations for the Period from Inception (September 16,
  1994) to December 31, 1994, and for the Years Ended December 31, 1995 and 1996.....       F-12

Consolidated Statements of Changes in Members' Equity (Deficit) for the Period from
  Inception (September 16, 1994) to December 31, 1994, and for the Years Ended
  December 31, 1995 and 1996.........................................................       F-13

Consolidated Statements of Cash Flows for the Period from Inception (September 16,
  1994) to December 31, 1994, and for the Years Ended December 31, 1995 and 1996.....       F-14

Notes to Consolidated Financial Statements...........................................       F-16

SOUND RESPONSE CORPORATION

Report of Independent Public Accountants.............................................       F-28

Statements of Operations For the Years Ended December 31, 1993 and 1994, and for the
  Eight Months ended August 31, 1995.................................................       F-29

Notes to Financial Statements........................................................  F-30

                         NEXTLINK COMMUNICATIONS, INC.
                           CONSOLIDATED BALANCE SHEET
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                  (UNAUDITED)

                                                                                                      MARCH 31,
                                                                                                         1997
                                                                                                    --------------
            ASSETS
Current assets:
    Cash and cash equivalents.....................................................................    $  221,934
    Marketable securities.........................................................................       107,348
    Accounts receivable, net......................................................................         8,782
    Other.........................................................................................         1,240
    Pledged securities............................................................................        41,417
                                                                                                    --------------
        Total current assets......................................................................       380,721
Pledged securities................................................................................        61,486
Property and equipment, net.......................................................................       125,000
Goodwill, net.....................................................................................        54,523
Other intangible assets, net......................................................................        10,465
Other assets, net.................................................................................        17,512
                                                                                                    --------------
        Total assets..............................................................................    $  649,707
                                                                                                    --------------
                                                                                                    --------------
    LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
    Accounts payable..............................................................................    $   15,198
    Accrued expenses..............................................................................         5,549
    Accrued interest payable......................................................................        20,187
    Current portion of capital lease obligations..................................................         1,149
    Payable to affiliate..........................................................................         1,500
                                                                                                    --------------
        Total current liabilities.................................................................        43,583
Long-term debt....................................................................................       350,000
Capital lease obligations.........................................................................         5,879
Deferred compensation.............................................................................        11,109
Other.............................................................................................         3,051
                                                                                                    --------------
        Total liabilities.........................................................................       413,622
Commitments and contingencies
Minority interests................................................................................           212
Redeemable preferred stock (par value $0.01 per share, aggregate liquidation preference $291,650;
  5,700,000 shares issued and outstanding)........................................................       280,803
Class B common stock, subject to redemption (par value $0.01 per share, 1,178,128 shares issued
  and outstanding)................................................................................         4,950
Shareholders' deficit:
    Class A common stock (par value $0.01 per share, 250,000,000 shares authorized and 0 shares
     issued and outstanding)......................................................................        --
    Class B common stock (par value $0.01 per share, stated at amounts paid in, 100,000,000 shares
     authorized, 81,944,956 shares issued and outstanding)........................................        65,527
    Accumulated deficit...........................................................................      (115,407)
                                                                                                    --------------
        Total shareholders' deficit...............................................................       (49,880)
                                                                                                    --------------
        Total liabilities and shareholders' deficit...............................................    $  649,707
                                                                                                    --------------
                                                                                                    --------------

 See accompanying notes to unaudited interim consolidated financial statements.

                         NEXTLINK COMMUNICATIONS, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                                             THREE MONTHS ENDED
                                                                                                 MARCH 31,
                                                                                           ----------------------
                                                                                              1996        1997
                                                                                           ----------  ----------
Revenues.................................................................................  $    5,370  $   10,067

Costs and expenses:
  Operating..............................................................................       4,696       9,904
  Selling, general and administrative....................................................       5,516      13,274
  Deferred compensation..................................................................      --             892
  Depreciation...........................................................................       1,077       2,848
  Amortization of intangible assets......................................................         752       1,558
                                                                                           ----------  ----------
      Total costs and expenses...........................................................      12,041      28,476
                                                                                           ----------  ----------
Loss from operations.....................................................................      (6,671)    (18,409)
Interest income..........................................................................         242       5,029
Interest expense.........................................................................        (736)    (11,139)
                                                                                           ----------  ----------
Loss before minority interests...........................................................      (7,165)    (24,519)
Minority interests in loss of consolidated subsidiaries..................................          49          96
                                                                                           ----------  ----------
Net loss.................................................................................  $   (7,116) $  (24,423)
                                                                                           ----------  ----------
                                                                                           ----------  ----------
Pro Forma:...............................................................................
  Net loss per share.....................................................................              $
                                                                                                       ----------
                                                                                                       ----------
  Shares used in computation of pro forma net loss per share.............................
                                                                                                       ----------
                                                                                                       ----------

 See accompanying notes to unaudited interim consolidated financial statements.

                         NEXTLINK COMMUNICATIONS, INC.
           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIT
                   FOR THE THREE MONTHS ENDED MARCH 31, 1997
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                             COMMON       ACCUMULATED      MEMBERS'
                                                              STOCK         DEFICIT         CAPITAL      TOTAL
                                                           -----------  ----------------  -----------  ----------
Balance at December 31, 1996.............................   $  --         $    (84,181)    $  65,527   $  (18,654)
  Merger of NEXTLINK Communications,
    L.L.C. with and into NEXTLINK Communications,
    Inc. ................................................      65,527          --            (65,527)      --
  Cumulative redeemable preferred
    stock dividends......................................      --               (6,650)       --           (6,650)
  Accretion of preferred stock redemption obligation,
    including issue costs................................      --                 (153)       --             (153)
  Net loss...............................................      --              (24,423)       --          (24,423)
                                                           -----------  ----------------  -----------  ----------
Balance at March 31, 1997................................   $  65,527     $   (115,407)    $  --       $  (49,880)
                                                           -----------  ----------------  -----------  ----------
                                                           -----------  ----------------  -----------  ----------

 See accompanying notes to unaudited interim consolidated financial statements.

                         NEXTLINK COMMUNICATIONS, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                                                             THREE MONTHS ENDED
                                                                                                 MARCH 31,
                                                                                          ------------------------
                                                                                             1996         1997
                                                                                          -----------  -----------
OPERATING ACTIVITIES:
Net loss................................................................................  $    (7,116) $   (24,423)
Adjustments to reconcile net loss to net cash used in operating activities:
    Deferred compensation expense.......................................................      --               892
    Equity in loss of affiliates........................................................      --               495
    Depreciation and amortization of intangible assets..................................        1,829        4,406
    Minority interests in loss of consolidated subsidiaries.............................          (49)         (96)
Changes in assets and liabilities, net of effects from acquisitions:
    Accounts receivable.................................................................       (1,670)      (1,756)
    Other current assets................................................................         (105)      (1,875)
    Other long-term assets..............................................................       (1,087)        (359)
    Accounts payable....................................................................        1,896       (2,073)
    Accrued expenses....................................................................          561         (271)
    Accrued interest payable............................................................      --            10,937
                                                                                          -----------  -----------
                                                                                                1,375       10,300
                                                                                          -----------  -----------
Net cash used in operating activities...................................................       (5,741)     (14,123)

INVESTING ACTIVITIES:
    Purchase of property and equipment..................................................       (7,791)     (17,648)
    Net assets acquired in business and asset acquisitions (net of cash acquired).......       (9,598)     (41,239)
    Cash withdrawn from escrow to be used in business acquisition.......................      --             6,000
    Investments in unconsolidated affiliates............................................      --            (1,800)
    Purchase of marketable securities, net..............................................      --           (59,635)
                                                                                          -----------  -----------
Net cash used in investing activities...................................................      (17,389)    (114,322)

FINANCING ACTIVITIES:
    Net proceeds from issuance of redeemable preferred stock............................      --           274,000
    Capital contributions...............................................................        9,872      --
    Proceeds from payable to affiliates.................................................       28,531      --
    Repayment of capital lease obligations..............................................      --              (428)
    Bank overdraft......................................................................       (1,373)     --
                                                                                          -----------  -----------
Net cash provided by financing activities...............................................       37,030      273,572
                                                                                          -----------  -----------
Net increase in cash and cash equivalents...............................................       13,900      145,127
Cash and cash equivalents, beginning of period..........................................        1,350       76,807
                                                                                          -----------  -----------
Cash and cash equivalents, end of period................................................  $    15,250  $   221,934
                                                                                          -----------  -----------
                                                                                          -----------  -----------
SUPPLEMENTAL CASH FLOW DISCLOSURES:
    Cash paid for interest..............................................................  $       256  $       244
                                                                                          -----------  -----------
                                                                                          -----------  -----------

 See accompanying notes to unaudited interim consolidated financial statements.

                         NEXTLINK COMMUNICATIONS, INC.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

1. BASIS OF PRESENTATION:

    The consolidated financial statements include the accounts of NEXTLINK Communications, Inc., a Washington corporation, and its majority-owned subsidiaries (collectively referred to as the Company). The Company, through predecessor entities, was formed on September 16, 1994 and, through its subsidiaries, provides competitive local telecommunications services in selected markets in the United States. The Company is a majority-owned subsidiary of Eagle River Investments, L.L.C. (Eagle River).

    The Company's financial statements include 100% of the assets, liabilities and results of operations of subsidiaries in which the Company has a controlling interest of greater than 50%. The ownership interests of the other members or partners in such subsidiaries are reflected as minority interests. The Company's investment in Telecommunications of Nevada, L.L.C. (Nevada), a limited liability company in which the Company has a 40% interest and which operates a network that is managed by the Company in Las Vegas, Nevada, is accounted for on the equity method. Investments in entities in which the Company has voting interests of not more than 20% are accounted for on the cost method. All significant intercompany accounts and transactions have been eliminated.

    These financial statements have been prepared without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto contained elsewhere in this Prospectus.

    The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary to a fair presentation of the results for interim periods. The results of operations for the three month period ended March 31, 1997 are not necessarily indicative of the results to be expected for the full year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    PRO FORMA NET LOSS PER SHARE

    Pro forma net loss per share has been computed using the number of shares of Common Stock and Common Stock equivalents outstanding using the treasury stock method. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, shares issued and stock options granted at prices below the initial
public offering price of $    per share during the twelve-month period preceding
the date of the initial filing of the Registration Statement have been included in the calculation of common stock equivalent shares, using the treasury stock method, as if such shares and options were outstanding for all periods presented.

    INCOME TAXES

    Prior to January 31, 1997, the Company was organized and operated as a limited liability company that was classified and taxed as a partnership for federal and state income tax purposes. Effective February 1, 1997, the Company became subject to federal and state income taxes directly as a C corporation.

    The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (SFAS 109) which requires that

                         NEXTLINK COMMUNICATIONS, INC.

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) deferred income taxes be determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws.

    The conversion of the Company to a taxable corporation resulted in the Company recording fully reserved net deferred tax assets. Major items giving rise to deferred tax assets included deferred compensation and certain operating expenses capitalized for tax purposes. Management believes that, based on a number of factors, the available objective evidence created sufficient uncertainty regarding the realization of net deferred tax assets. Accordingly, a valuation allowance was provided for the net deferred tax assets of the Company. The gross amount of deferred tax assets is not material in relation to the Company's financial statements taken as a whole. The Company intends to make the required annual disclosures of SFAS 109 in its consolidated financial statements as of and for the year ended December 31, 1997.

3. INCORPORATION:

    On January 31, 1997, NEXTLINK Communications, L.L.C. was merged with and into the Company in a tax-free transaction. In that merger, the Class A membership interests of NEXTLINK Communications, L.L.C. were converted into Class B common stock, options to acquire Class A membership interests were converted into options to purchase Class B common stock, and options to purchase Class B membership interests were converted into options to purchase Class A common stock. The Company's Class A common stock and Class B common stock are identical in dividend and liquidation rights, and vote together as a single class on all matters, except as otherwise required by applicable law, with the Class A shareholders entitled to cast one vote per share, and the Class B shareholders entitled to cast 10 votes per share. In calculating the number of shares of the Company's Class B common stock that each of the Class A members received in the merger, the Company applied a formula that reflected each member's revalued capital account balance as of January 31, 1997. Options to purchase Class B membership interests were converted into options to purchase shares of Class A common stock on a one to one basis. As of March 31, 1997, the Company had 100,000,000 and 83,123,084 shares of Class B common stock authorized and outstanding, respectively, and 250,000,000 and 0 shares of Class A common stock authorized and outstanding, respectively. In addition, there were options to purchase 4,741,774 shares of Class A common stock and options to purchase 3,571,364 shares of Class B common stock outstanding. The Company also had 25,000,000 and 5,700,000 shares of Preferred Stock authorized and outstanding, respectively.

4. PREFERRED STOCK:

    On January 31, 1997, the Company completed the sale of 5.7 million units consisting of (i) 14% senior exchangeable redeemable preferred shares (Preferred Shares), liquidation preference $50 per share, and (ii) contingent warrants to acquire in the aggregate 5% of each class of outstanding junior shares (as defined) of the Company on a fully diluted basis as of February 1, 1998, which resulted in gross proceeds to the Company of $285 million, and proceeds net of underwriting discounts, advisory fees and expenses of $274 million. Dividends on the Preferred Shares will accrue from January 31, 1997 and will be payable quarterly commencing on May 1, 1997 at an annual rate of 14% of the liquidation preference thereof. Dividends may be paid, at the Company's option, on any dividend payment date occurring on or prior to February 1, 2002, either in cash or by issuing additional Preferred Shares with an aggregate liquidation preference equal to the amount of such dividends. The Company is required to

                         NEXTLINK COMMUNICATIONS, INC.

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

4. PREFERRED STOCK: (CONTINUED)
redeem all of the Preferred Shares outstanding on February 1, 2009 at a redemption price equal to 100% of the liquidation preference thereof, plus accumulated and unpaid dividends to the date of redemption.

    Subject to certain conditions, the Preferred Shares are exchangeable in whole, but not in part, at the option of the Company, on any dividend payment date, for the 14% senior subordinated notes (Senior Subordinated Notes) due February 1, 2009 of the Company. All terms and conditions (other than interest, ranking and maturity) of the Senior Subordinated Notes would be substantially the same as those of the Company's outstanding 12 1/2% Senior Notes due April 15, 2006.

    The contingent warrants are exercisable on any business day after February 1, 1998, if a Qualifying Event has not occurred on or prior to February 1, 1998. A Qualifying Event means a public equity offering (as defined) or one or more strategic equity investments (as defined) which, in either case, results in aggregate net proceeds to the Company of not less than $75 million.

5. ACQUISITION:

    On February 4, 1997, the Company completed the acquisition of substantially all of the assets of Linkatel Pacific, L.P. (Linkatel), a Los Angeles-based competitive access telecommunications provider. At the time of the acquisition, Linkatel operated an 80 mile fiber optic telecommunications network covering several markets in the Orange and Los Angeles county areas. The acquired assets consist primarily of fiber optic network equipment and rights-of-way. The Company plans to expand the network and add switching facilities in order to provide switched local services during 1997. The total purchase price of $42.5 million consisted of a cash payment of $36.1 million, the repayment of debt of $5.6 million and the assumption of net liabilities of $0.8 million.

    The assets acquired and consideration given were as follows (in thousands):

Fair value of tangible assets and liabilities acquired............  $  12,003
Fair value of intangible assets acquired..........................     29,682
                                                                    ---------
                                                                    $  41,685
                                                                    ---------
                                                                    ---------
Cash paid for assets, including repayment of debt.................  $  41,685
                                                                    ---------
                                                                    ---------

6. PROPERTY AND EQUIPMENT:

    Networks and equipment consisted of the following:

                                                                                    MARCH 31,
                                                                                      1997
                                                                                   -----------
Telecommunications networks......................................................  $    76,173
Office equipment, leasehold improvements, furniture and other....................       20,362
                                                                                   -----------
                                                                                        96,535
Less accumulated depreciation....................................................       11,217
                                                                                   -----------
                                                                                        85,318
Network construction in progress.................................................       39,682
                                                                                   -----------
                                                                                   $   125,000
                                                                                   -----------
                                                                                   -----------

                         NEXTLINK COMMUNICATIONS, INC.

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

6. PROPERTY AND EQUIPMENT: (CONTINUED)
    Included in property and equipment are capitalized direct costs of construction, including $287 of interest costs related to construction during the three months ended March 31, 1997.

7. STOCK OPTION PLANS:

    Prior to February 1997, the Company maintained an Equity Option Plan which provided for the granting of equity option interests in the Company. These option grants were considered compensatory and were accounted for similar to stock appreciation rights. The Company recognized compensation expense over the vesting periods based on the excess of the fair value of the Class B Units, as determined by the Administrative Committee, over the exercise price of the option. Such expense was periodically adjusted for changes in the fair value of the Class B units. These option interests vested ratably over a four-year period, although some retained vesting schedules of previous option plans which, in most cases, vested 20% at employment and 20% at the end of each subsequent year.

    During the three months ended March 31, 1997, the Company recorded $892,000 of compensation expense related to the Equity Option Plan.

    In connection with the incorporation of the Company (see Note 3), the Company established a stock option plan for the granting of qualified and non-qualified stock options. All options outstanding under the previous plan were regranted under the new Plan with terms and conditions substantially the same as under the previous plan except that option holders will no longer have the option to require the Company to repurchase units for cash upon exercise of such units, nor will the Company have the option to repurchase exercised units for cash.

    Information with respect to the Plan is as follows:

                                                                             WEIGHTED
                                  SHARES SUBJECT                         AVERAGE EXERCISE
                                     TO OPTION     OPTION PRICE RANGE          PRICE
                                  ---------------  -------------------  -------------------
Balance, December 31, 1996......       4,542,222    $    0.01 -- 3.50        $    0.20
  Granted.......................         225,500    $            3.50        $    3.50
  Exercised.....................         (20,624)   $            0.01        $    0.01
  Canceled......................        (177,854)   $    0.01 -- 0.44        $    0.01
                                  ---------------
Balance, March 31, 1997                4,569,244    $    0.01 -- 3.50        $    0.35
                                  ---------------
                                  ---------------

    As of March 31, 1997, there were 1,847,355 options vested, with a weighted average exercise price of $0.03. In connection with the Company's stock option plan established in April 1997, the Company reserved 10,000,000 shares of common stock for issuance under the Plan. Including these shares reserved for issuance under the new Plan, there would have been 5,430,756 shares available for grant under the Plan as of March 31, 1997. The Company intends to make the complete annual disclosures required under Statement of Financial Accounting Standards No. 123, "Stock-Based Compensation," in its financial statements as of and for the year ended December 31, 1997.

8. RECLASSIFICATIONS:

    Certain reclassifications have been made to prior period amounts in order to conform to the current presentation.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Members of NEXTLINK Communications, L.L.C.:

    We have audited the accompanying consolidated balance sheets of NEXTLINK Communications, L.L.C. (a Washington limited liability company) and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, changes in members' equity (deficit) and cash flows for the period from inception (September 16, 1994) to December 31, 1994, and for the years ended December 31, 1995 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NEXTLINK Communications, L.L.C. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for the period from inception (September 16, 1994) to December 31, 1994, and for the years ended December 31, 1995 and 1996 in conformity with generally accepted accounting principles.

                                              ARTHUR ANDERSEN LLP

Seattle, Washington,
February 10, 1997

                NEXTLINK COMMUNICATIONS, L.L.C. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)

                                                                                             1995         1996
                                                                                          -----------  -----------
                                                      ASSETS
Current assets:
  Cash and cash equivalents.............................................................  $     1,350  $    76,807
  Marketable securities.................................................................      --            47,713
  Accounts receivable, net..............................................................        3,563        7,008
  Other.................................................................................          746          607
  Pledged securities....................................................................      --            39,770
                                                                                          -----------  -----------
      Total current assets..............................................................        5,659      171,905
Pledged securities......................................................................      --            61,668
Property and equipment, net.............................................................       29,664       97,784
Goodwill, net...........................................................................       12,137       24,110
Other intangible assets, net............................................................        5,751       11,243
Other long-term assets, net.............................................................          250       23,973
                                                                                          -----------  -----------
      Total assets......................................................................  $    53,461  $   390,683
                                                                                          -----------  -----------
                                                                                          -----------  -----------
                                    LIABILITIES AND MEMBERS' EQUITY (DEFICIT)
Current liabilities:
  Bank overdraft........................................................................  $     1,373  $   --
  Accounts payable......................................................................        4,315       18,622
  Accrued expenses......................................................................        1,266        4,112
  Accrued interest payable..............................................................      --             9,250
  Current portion of capital lease obligations..........................................      --             1,194
  Payable to affiliates.................................................................        4,937        1,500
                                                                                          -----------  -----------
      Total current liabilities.........................................................       11,891       34,678
Long-term liabilities:
  Long-term debt........................................................................      --           350,000
  Capital lease obligations.............................................................      --             6,262
  Other.................................................................................        1,965       13,139
                                                                                          -----------  -----------
      Total liabilities.................................................................       13,856      404,079
Commitments and contingencies
Minority interests......................................................................        2,886          308
Equity units subject to redemption (900,000 units outstanding as of December 31,
  1996).................................................................................      --             4,950
Members' equity (deficit) (49,798,659 and 63,793,820 units outstanding as of December
  31, 1995 and 1996, respectively)......................................................       36,719      (18,654)
                                                                                          -----------  -----------
      Total liabilities and members' equity (deficit)...................................  $    53,461  $   390,683
                                                                                          -----------  -----------
                                                                                          -----------  -----------

 The accompanying notes are an integral part of these consolidated statements.

                NEXTLINK COMMUNICATIONS, L.L.C. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

    FOR THE PERIOD FROM INCEPTION (SEPTEMBER 16, 1994) TO DECEMBER 31, 1994,
               AND FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                    1994        1995        1996
                                                                                  ---------  ----------  ----------
Revenue.........................................................................  $      --  $    7,552  $   25,686
Costs and expenses:
  Operating.....................................................................        106       6,618      25,094
  Selling, general and administrative...........................................        232       9,563      31,353
  Deferred compensation.........................................................         --         375       9,914
  Depreciation..................................................................          7       1,125       6,640
  Amortization of intangible assets.............................................          7       2,333       3,700
                                                                                  ---------  ----------  ----------
      Total costs and expenses..................................................        352      20,014      76,701
                                                                                  ---------  ----------  ----------
Loss from operations............................................................       (352)    (12,462)    (51,015)
Interest income.................................................................         --          --      10,446
Interest expense................................................................         --        (499)    (30,876)
                                                                                  ---------  ----------  ----------
Loss before minority interests..................................................       (352)    (12,961)    (71,445)
Minority interests in loss of consolidated subsidiaries.........................          3         230         344
                                                                                  ---------  ----------  ----------
Net loss........................................................................  $    (349) $  (12,731) $  (71,101)
                                                                                  ---------  ----------  ----------
                                                                                  ---------  ----------  ----------
Pro Forma:
    Net loss per share..........................................................                         $
                                                                                                         ----------
                                                                                                         ----------
    Shares used in computation of pro forma net loss per share..................
                                                                                                         ----------
                                                                                                         ----------

 The accompanying notes are an integral part of these consolidated statements.

                NEXTLINK COMMUNICATIONS, L.L.C. AND SUBSIDIARIES

        CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY (DEFICIT)

    FOR THE PERIOD FROM INCEPTION (SEPTEMBER 16, 1994) TO DECEMBER 31, 1994,
               AND FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)

                                                                                            UNITS        AMOUNT
                                                                                        -------------  ----------
BALANCE, INCEPTION (SEPTEMBER 16, 1994)...............................................       --        $   --
  Contributed capital.................................................................      1,021,305       1,021
  Net loss............................................................................       --              (349)
                                                                                        -------------  ----------

BALANCE, DECEMBER 31, 1994............................................................      1,021,305         672
  Contributed capital.................................................................     44,365,413      44,366
  Issuance of units for NEXTLINK Interactive acquisition..............................      4,411,941       4,412
  Net loss............................................................................       --           (12,731)
                                                                                        -------------  ----------

BALANCE, DECEMBER 31, 1995............................................................     49,798,659      36,719
  Contributed capital.................................................................      9,502,021       9,502
  Issuance of units for NEXTLINK Ohio acquisition.....................................        651,933         652
  Impact of recapitalization and merger of affiliates.................................      3,841,207       5,574
  Net loss............................................................................       --           (71,101)
                                                                                        -------------  ----------

BALANCE, DECEMBER 31, 1996............................................................     63,793,820  $  (18,654)
                                                                                        -------------  ----------
                                                                                        -------------  ----------

 The accompanying notes are an integral part of these consolidated statements.

                NEXTLINK COMMUNICATIONS, L.L.C. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

    FOR THE PERIOD FROM INCEPTION (SEPTEMBER 16, 1994) TO DECEMBER 31, 1994,
               AND FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)

                                                                                    1994        1995        1996
                                                                                  ---------  ----------  ----------
OPERATING ACTIVITIES:
Net loss........................................................................  $    (349) $  (12,731) $  (71,101)
Adjustments to reconcile net loss to net cash used in operating activities:
    Deferred compensation expense...............................................     --             375       9,914
    Equity in loss of affiliates................................................     --          --           1,100
    Depreciation and amortization...............................................         14       3,458      10,340
    Minority interest in loss of consolidated subsidiaries......................         (3)       (230)       (344)
Changes in assets and liabilities, net of effects from acquisitions:
    Accounts receivable.........................................................     --          (2,529)     (1,659)
    Other current assets........................................................     --            (638)        (42)
    Other long-term assets......................................................        (79)       (500)     (1,430)
    Accounts payable............................................................     --           2,163         993
    Accrued expenses............................................................         21       1,452       2,416
    Accrued interest payable....................................................     --          --           9,250
                                                                                  ---------  ----------  ----------
        Total adjustments.......................................................        (47)      3,551      30,538
                                                                                  ---------  ----------  ----------
Net cash used in operating activities...........................................       (396)     (9,180)    (40,563)
INVESTING ACTIVITIES:
    Purchase of property and equipment..........................................       (140)    (17,778)    (51,920)
    Net assets acquired in business and asset acquisitions......................       (460)    (17,639)    (15,169)
    Cash placed into escrow for business acquisition............................     --          --          (6,000)
    Investments in unconsolidated affiliates....................................     --          --          (4,953)
    Purchase of pledged securities..............................................     --          --        (117,688)
    Maturity of pledged securities..............................................     --          --          16,431
    Purchase of marketable securities,net.......................................     --          --         (47,713)
                                                                                  ---------  ----------  ----------
Net cash used in investing activities...........................................       (600)    (35,417)   (227,012)
FINANCING ACTIVITIES:
    Proceeds from issuance of senior notes......................................     --          --         350,000
    Capital contributions.......................................................      1,021      37,091       9,935
    Proceeds from payable to affiliates.........................................     --           7,458      28,766
    Repayment of payables to affiliates.........................................     --          --         (33.703)
    Bank overdraft..............................................................     --           1,373      (1,373)
    Costs incurred in connection with financing.................................     --          --          (9,822)
    Repayment of capital lease obligations......................................     --          --            (771)
                                                                                  ---------  ----------  ----------
Net cash provided by financing activities.......................................      1,021      45,922     343,032
                                                                                  ---------  ----------  ----------
Net increase in cash and cash equivalents.......................................         25       1,325      75,457
Cash and cash equivalents, beginning of period..................................     --              25       1,350
                                                                                  ---------  ----------  ----------
Cash and cash equivalents, end of period........................................  $      25  $    1,350  $   76,807
                                                                                  ---------  ----------  ----------
                                                                                  ---------  ----------  ----------
SUPPLEMENTAL CASH FLOW DISCLOSURES:
    Cash paid for interest, net of amount capitalized...........................  $  --      $       16  $   20,912
                                                                                  ---------  ----------  ----------
                                                                                  ---------  ----------  ----------

                NEXTLINK COMMUNICATIONS, L.L.C. AND SUBSIDIARIES

    FOR THE PERIOD FROM INCEPTION (SEPTEMBER 16, 1994) TO DECEMBER 31, 1994,
               AND FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)

SUPPLEMENTAL CASH FLOW DISCLOSURES:

Noncash investing and financing activities:

    During 1995 and 1996, the Company completed various acquisitions of businesses and assets (see Note 3). In connection with these acquisitions, the Company issued equity units and assumed liabilities as follows:

                                                                                               1995       1996
                                                                                             ---------  ---------
Fair value of tangible assets acquired.....................................................  $  11,500  $  12,579
Liabilities assumed........................................................................     (3,554)    (8,228)
Fair value of intangible assets acquired...................................................     19,335     16,420
                                                                                             ---------  ---------
                                                                                             $  27,281  $  20,771
                                                                                             ---------  ---------
                                                                                             ---------  ---------

Cash paid for assets.......................................................................  $  17,022  $  15,169
Deferred purchase consideration............................................................      3,000     --
Equity units issued:
  Company units issued (1).................................................................      4,412      5,602
  Subsidiary units and options issued......................................................      2,847     --
                                                                                             ---------  ---------
                                                                                             $  27,281  $  20,771
                                                                                             ---------  ---------
                                                                                             ---------  ---------

------------------------

(1) Company units issued in 1996 includes 900,000 Class A Units valued at $4,950 which are subject to redemption (see Note 3).

    During 1996, the Company acquired $1,377 in property and equipment under capital lease obligations, exclusive of property and equipment under capital lease obligations which were acquired in acquisitions.

    In January 1996, the Company recognized additional members' equity and goodwill of $5,574 and $2,907, respectively, and a reduction in minority interests of $2,667 relating to a recapitalization and merger of companies holding minority equity interests in certain subsidiaries of the Company, which exchanged these interests for Class A Units of the Company.

    In December 1995, the Company issued 7,273,918 Class A Units to an affiliate in satisfaction of a payable of $7,274.

 The accompanying notes are an integral part of these consolidated statements.

                NEXTLINK COMMUNICATIONS, L.L.C. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1996

1. ORGANIZATION:

    The consolidated financial statements include the accounts of NEXTLINK Communications, L.L.C., a Washington limited liability company, and its majority-owned subsidiaries (the Company). The Company, through predecessor entities, was formed on September 16, 1994 and, through its subsidiaries, provides competitive local telecommunications services in selected markets in the United States. The Company is a majority-owned subsidiary of Eagle River Investments, L.L.C. (Eagle River).

    Prior to January 31, 1997, the Company was organized and operated under a limited liability company agreement. The agreement provided, among other things, for specific allocation of net profits and losses to each member, allocations and distributions to members, and a preferred return to members on their respective contributions invested in the Company, as well as a return of their respective investments in the Company. On January 31, 1997, NEXTLINK Communications, L.L.C. merged with and into NEXTLINK Communications, Inc., a Washington corporation (the Incorporation). See Note 12 for further discussion. Unless otherwise indicated all information presented herein is presented for periods prior to the Incorporation, and therefore relate to the time that the Company was a limited liability company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    PRINCIPLES OF CONSOLIDATION

    The Company's consolidated financial statements include 100% of the assets, liabilities and results of operations of subsidiaries in which the Company has a controlling interest of greater than 50%. The ownership interests of the other members or partners are reflected as minority interests. The Company's investments in entities in which it has voting interests of at least 20% but not more than 50% are accounted for using the equity method and investments in entities in which it has voting interests of not more than 20% are accounted for using the cost method. All significant intercompany accounts and transactions have been eliminated.

    REVENUE RECOGNITION

    The Company recognizes revenue on telecommunications and enhanced communications services in the period that service is provided.

    CASH AND CASH EQUIVALENTS

    Cash equivalents consist of highly liquid investments with original maturities of three months or less at the time of purchase.

    MARKETABLE SECURITIES

    Marketable securities consist of U.S. government securities and commercial paper with original maturities beyond three months, but less than 12 months. Marketable securities are stated at cost, adjusted for discount accretion and premium amortization. The securities in the Company's portfolio are classified as "held to maturity," as management has the intent and ability to hold those securities to maturity. The fair value of the Company's marketable securities approximates the carrying value.

                NEXTLINK COMMUNICATIONS, L.L.C. AND SUBSIDIARIES

                               DECEMBER 31, 1996

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    PLEDGED SECURITIES

    In connection with the sale of Senior Notes (see Note 6), a portion of the net proceeds were utilized to purchase a portfolio consisting of U.S. government securities, which mature at dates sufficient to provide for payment in full of interest on the Senior Notes through April 15, 1999. The pledged securities are stated at cost, adjusted for premium amortization and accrued interest. The fair value of the pledged securities approximates the carrying value.

    PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Direct costs of construction are capitalized, including $853,000 of interest costs related to construction during 1996. There were no interest costs capitalized prior to 1996. Depreciation is computed using the straight-line method over estimated useful lives beginning in the month an asset is put into service.

    Estimated useful lives of property and equipment are as follows:

Telecommunications switching and other equipment...  5-10 years
Fiber optic network................................  15-20 years
Office equipment, furniture and other..............  3-5 years
Leasehold improvements.............................  the lesser of the estimated useful lives
                                                     or
                                                     the terms of the
                                                     leases

    INTANGIBLE ASSETS

    Intangible assets primarily represent costs allocated in acquisitions to customer bases and contracts, software and related intellectual property and goodwill. Intangible assets are amortized using the straight-line method over the estimated useful lives of the assets as follows:

Customer contracts....................................  term of the contracts
Customer bases........................................  5 years
Software and related intellectual property............  5 years
Goodwill..............................................  15-20 years

    LONG-LIVED ASSETS

    The Company periodically reviews the carrying value of its long-lived assets, including property, equipment and intangible assets, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated future cash inflows attributable to the asset, less estimated future cash outflows, is less than the carrying amount, an impairment loss is recognized.

                NEXTLINK COMMUNICATIONS, L.L.C. AND SUBSIDIARIES

                               DECEMBER 31, 1996

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    INCOME TAXES

    The Company has been organized and operated under a limited liability company agreement structured in a manner that is intended to result in the classification of the Company as a partnership for federal income tax purposes. Accordingly, no provision for income taxes has been made. See Note 12 for discussion regarding the effect of the Incorporation.

    CONCENTRATION OF CREDIT RISK

    The Company is exposed to concentration of credit risk principally from accounts receivable. The Company had three customers whose revenue each represented approximately 12-14% of the Company's 1995 revenue and one customer whose revenue represented approximately 23% of the Company's 1996 revenue.

    ESTIMATES USED IN FINANCIAL STATEMENT PRESENTATION

    The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

    RECLASSIFICATIONS

    Certain reclassifications have been made to prior period amounts in order to conform to the current presentation.

    PRO FORMA NET LOSS PER SHARE

    Pro forma net loss per share has been computed using the number of shares of Common Stock and Common Stock equivalents outstanding using the treasury stock method. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, shares issued and stock options granted at prices below the initial
public offering price of $    per share during the twelve-month period preceding
the date of the initial filing of the Registration Statement have been included in the calculation of common stock equivalent shares, using the treasury stock method, as if such shares and options were outstanding for the year ended December 31, 1996.

3. ACQUISITIONS:

    In December 1996, the Company acquired ITC, a switched-based long-distance reseller based in Salt Lake City, Utah. ITC has approximately 9,000 long-distance customers in Utah, Colorado, Arizona, New Mexico and Idaho. Consideration for the acquisition of ITC consisted of a cash payment of $4.0 million, of which $2.6 million was placed into escrow to be paid during 1998, plus the issuance of 900,000 Class A Units of the Company. The Company has granted the seller an option requiring the Company to repurchase the units at $11.50 per unit beginning three years from the date of the closing of the acquisition in the event that the Company has not completed a public offering of its equity securities prior to that time. The Company has valued the units, including the put option, at $4,950,000, or $5.50 per unit.

                NEXTLINK COMMUNICATIONS, L.L.C. AND SUBSIDIARIES

                               DECEMBER 31, 1996

3. ACQUISITIONS: (CONTINUED)
    In January 1996, the Company acquired certain assets of FoneNet, Inc. and U.S. Network, Inc. through NEXTLINK Ohio, L.L.C. NEXTLINK Ohio, L.L.C. is currently constructing fiber optic telecommunications systems for the Ohio region. Consideration for the purchase consisted of a cash payment of $9.6 million, the issuance of 651,933 Class A Units of the Company, valued at $651,933, plus the assumption of capital lease obligations of $6.1 million.

    In September 1995, the Company acquired certain assets of Sound Response Corporation and immediately contributed the assets to NEXTLINK Interactive, L.L.C. NEXTLINK Interactive, L.L.C. provides interactive voice response and debit card services. The total cost of the acquisition was approximately $12.2 million. Included in the cost of the acquisition are 4,411,941 Class A Units of the Company valued at $4,411,941 and $3.0 million of deferred purchase consideration payable to BWP, Inc. (formerly known as Sound Response Corporation) of which $1.5 million was paid during 1996 and $1.5 is payable during 1997.

    In May 1995, the Company acquired certain assets of City Signal, Inc. and Teledial America, Inc. relating to the Magic Number service, through NEXTLINK Solutions, L.L.C. These assets are used by NEXTLINK Solutions, L.L.C. to offer a virtual communications center for mobile professionals and workgroups. The total cost of the acquisition was approximately $617,000.

    In April 1995, the Company acquired the telecommunications business of Tel-West Central Services, Inc., a local exchange service reseller in Spokane, Washington, through acquisition of the ownership units of NEXTLINK Washington, L.L.C. The total cost of the acquisition was approximately $1.2 million.

    In January 1995, the Company acquired certain assets of City Signal, Inc. (which is also known as U.S. Signal) through NEXTLINK Tennessee, L.L.C, primarily consisting of an existing fiber optic telecommunications network in Memphis and another network then under development in Nashville. NEXTLINK Tennessee, L.L.C. is expanding the networks and is currently providing switched local and long-distance telecommunications services in these markets. The total cost of the acquisition was approximately $17.5 million. Included in the cost of the acquisition were 2,847,444 Class A Units and related options of NEXTLINK Tennessee, L.L.C. valued at $2,847,444.

    In September 1994, the Company acquired certain assets of Penns Light Communications, Inc. through NEXTLINK Pennsylvania, L.P. The total cost of the acquisition was approximately $460,000.

    The above described acquisitions have been accounted for as purchases and, accordingly, the acquired assets and liabilities have been recorded at their estimated fair values at the date of the acquisition, and the results of operations have been included in the accompanying consolidated financial statements since the dates of acquisition. The total purchase price in excess of the fair market value of the net assets acquired was recorded as goodwill. See
Note 10 for a discussion of valuation of Class A Units.

    The following unaudited pro forma information presents the results of the Company as if the above described acquisitions plus the Linkatel acquisition (see Note 12) had occurred as of the beginning of 1995. These results include certain adjustments consistent with the Company's accounting policies.

                NEXTLINK COMMUNICATIONS, L.L.C. AND SUBSIDIARIES

                               DECEMBER 31, 1996

3. ACQUISITIONS: (CONTINUED)
These results are not necessarily indicative of the results that actually would have been attained if the acquisitions had been in effect at the beginning of 1995 or which may be attained in the future.

                                                                                                DECEMBER 31,
                                                                                           ----------------------
                                                                                              1995        1996
                                                                                           ----------  ----------

                                                                                               (UNAUDITED, IN
                                                                                                 THOUSANDS)
Revenue..................................................................................  $   25,620  $   36,105
Net loss.................................................................................  $  (15,992) $  (67,616)

4. PROPERTY AND EQUIPMENT:

                                                                                                 DECEMBER 31,
                                                                                             --------------------
                                                                                               1995       1996
                                                                                             ---------  ---------

                                                                                                (IN THOUSANDS)
Telecommunications networks................................................................  $  15,358  $  66,762
Office equipment, leasehold improvements, furniture and other..............................      3,710     18,097
                                                                                             ---------  ---------
                                                                                                19,068     84,859
Less accumulated depreciation..............................................................     (1,125)    (8,369)
                                                                                             ---------  ---------
                                                                                                17,943     76,490
Network construction in progress...........................................................     11,721     21,294
                                                                                             ---------  ---------
                                                                                             $  29,664  $  97,784
                                                                                             ---------  ---------
                                                                                             ---------  ---------

5. OTHER LONG-TERM ASSETS:

                                                                                                    DECEMBER 31,
                                                                                                --------------------
                                                                                                  1995       1996
                                                                                                ---------  ---------

                                                                                                   (IN THOUSANDS)
Financing costs...............................................................................  $  --      $   9,822
Cash held in escrow for acquisitions..........................................................     --          8,682
Equity investments............................................................................     --          3,853
Advances to business to be acquired...........................................................     --          1,490
Other noncurrent assets.......................................................................        250        854
                                                                                                ---------  ---------
                                                                                                      250     24,701
Less accumulated amortization.................................................................     --           (728)
                                                                                                ---------  ---------
                                                                                                $     250  $  23,973
                                                                                                ---------  ---------
                                                                                                ---------  ---------

    The Company's equity investments include (i) a 40% investment in Telecommunications of Nevada, L.L.C., which operates a fiber optic telecommunications network serving the Las Vegas market and (ii) a $3.2 million investment in convertible preferred stock of Intermind Corporation, representing a 13.6% voting interest. Intermind markets an interactive communications tool for the World Wide Web and intranet applications.

                NEXTLINK COMMUNICATIONS, L.L.C. AND SUBSIDIARIES

                               DECEMBER 31, 1996

6. LONG-TERM DEBT:

    On April 25, 1996, the Company completed the issuance and sale of $350.0 million in principal amount of 12.5% Senior Notes due April 15, 2006. The Company used $117.7 million of the gross proceeds to purchase U.S. government securities, representing funds sufficient to provide for payment in full of interest on the Senior Notes through April 15, 1999 and used an additional $32.2 million to repay the advances and accrued interest from Eagle River. In addition, the Company incurred costs of $9.8 million in connection with the financing (including underwriter discounts and commissions). Interest payments on the Senior Notes are due semi-annually. As of December 31, 1996, the fair value of long-term debt approximated carrying value.

    The Senior Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after April 15, 2001 at the following prices (expressed in percentages of the principal amount thereof at stated maturity) if redeemed during the 12-month period beginning April 15 of the years indicated below, in each case together with interest accrued to the redemption date:

YEAR                                                                                   PERCENTAGE
-------------------------------------------------------------------------------------  -----------
2001.................................................................................     106.250%
2002.................................................................................     104.167%
2003.................................................................................     102.083%
2004 and thereafter..................................................................     100.000%

    The indenture pursuant to which the Senior Notes are issued contains certain covenants that, among other things, limits the ability of the Company and its subsidiaries to incur additional indebtedness, issue stock in subsidiaries, pay dividends or make other distributions, repurchase equity interests or subordinated indebtedness, engage in sale and leaseback transactions, create certain liens, enter into certain transactions with affiliates, sell assets of the Company and its subsidiaries, and enter into certain mergers and consolidations.

    In the event of a change in control of the Company as defined in the indenture, holders of the Senior Notes will have the right to require the Company to purchase their Senior Notes, in whole or in part, at a price equal to 101% of the stated principal amount thereof, plus accrued and unpaid interest, if any, thereon to the date of purchase. The Senior Notes are senior unsecured obligations of the Company, and are subordinated to all current and future indebtedness of the Company's subsidiaries, including trade payables.

7. RELATED PARTY TRANSACTIONS:

    During 1995, Eagle River loaned the Company $7.3 million at an interest rate of prime plus 2%. On December 1, 1995, the note payable and accrued interest were converted to equity.

    Included in payable to affiliates is $1.5 million payable to a Company member in conjunction with the Sound Response Corporation acquisition. The amount is due September 1, 1997.

    The Company incurred expenses provided by an affiliate and minority member for administrative services as a result of a temporary agreement related to certain acquisitions. The Company recorded expenses in connection with fees to this affiliate of approximately $1.5 million in 1995.

                NEXTLINK COMMUNICATIONS, L.L.C. AND SUBSIDIARIES

                               DECEMBER 31, 1996

8. COMMITMENTS AND CONTINGENCIES:

    Capitalized leases consist of leases of telecommunications equipment and fiber optic networks. The Company is also leasing premises under various operating leases which, in addition to rental payments, require payments for insurance, maintenance, property taxes and other executory costs related to the leases. The lease agreements have various expiration dates and renewal options through 2015.

    Future minimum payments required under the capital leases and operating leases and agreements that have an initial or remaining noncancelable lease term in excess of one year at December 31, 1996 are summarized below:

                                                                         CAPITAL    OPERATING
YEARS ENDING DECEMBER 31,                                                LEASES      LEASES
----------------------------------------------------------------------  ---------  -----------
                                                                            (IN THOUSANDS)
1997                                                                    $   2,322   $   2,562
1998                                                                        2,310       2,568
1999                                                                        2,213       2,537
2000                                                                        1,921       2,338
2001                                                                          285       1,971
Thereafter............................................................      1,376       8,051
                                                                        ---------
Total minimum lease payments..........................................     10,427
Amounts representing interest.........................................     (2,971)
                                                                        ---------
Present value of future minimum lease payments........................      7,456
Less amounts due in one year..........................................     (1,194)
                                                                        ---------
                                                                        $   6,262
                                                                        ---------
                                                                        ---------

    Total rent expense amounted to $18,000, $579,000 and $2,248,000, in 1994,
1995 and 1996, respectively.

    The Company is obligated under a supply agreement with a telecommunications equipment vendor to purchase a certain dollar volume of equipment over the next four years in order to obtain special pricing. If the Company is unable to meet the required purchase commitment, the Company will be obligated to pay additional amounts for previous purchases.

9. EMPLOYEE BENEFIT PLAN:

    The Company offers a 401(k) Plan to eligible employees as part of a 401(k) Plan administered by an affiliate and Company member. All employees who have worked at least 1,000 hours and have attained the age of 21 are eligible to participate in the plan. Company contributions to the plan totaled $50,000 and $357,000 in 1995 and 1996, respectively.

10. MEMBERS' EQUITY:

    MEMBERSHIP UNITS

    The Company's limited liability company agreement provides for both Class A and Class B membership interests in the Company. Class A Unit holders are entitled to a preferred return on their investment in the Company plus a return of their capital upon the dissolution of the Company. Class B

                NEXTLINK COMMUNICATIONS, L.L.C. AND SUBSIDIARIES

                               DECEMBER 31, 1996

10. MEMBERS' EQUITY: (CONTINUED)
Units are granted in connection with the Company's Amended and Restated Equity Option Plan (EOP). Although Class B Units, when exercised, will constitute an ownership interest in the Company, the interest is limited to the appreciation in the value of the Company, that is the distributable profits interest, if any, of the Company. On January 31, 1997, the Company merged with and into NEXTLINK Communications, Inc. (see Note 12).

    The valuation of membership units is determined by the EOP Administrative Committee. The value of Class A Units as of December 31, 1995 and 1996 was determined to be approximately $1.45 and $4.36, respectively, and the appreciation interest per unit for Class B Units was approximately $0.44 and $3.50 as of the same dates.

    RECAPITALIZATION

    Effective January 1, 1996, the Company merged four of its five operating subsidiaries with newly formed entities owned by the Company (the Recapitalization). As a result of these mergers, the entities and individuals holding minority interests in the subsidiaries exchanged these interests for 3,841,207 Class A Units of the Company (representing an approximate 5.9% ownership interest in the Company) which were valued at approximately $5.6 million. NEXTLINK Washington, L.L.C. did not participate in the merger. The transaction has been accounted for as a purchase of minority interests. Accordingly, the $2.9 million excess of the purchase price over the book value of the interests acquired was recorded as goodwill.

    In addition to the exchange of equity interests, the Company exchanged options to acquire equity interests in the subsidiaries for options to acquire Class B Units in the Company. In connection with this transaction, the Company issued 1,953,656 options with exercise prices of $0.01 and four-year vesting schedules. These options had substantially the same economic values and vesting schedules as the subsidiary options which were exchanged. These options are included in the summary of information regarding the EOP that follows.

    EQUITY OPTION PLANS

    The Company and certain of its subsidiaries provided for grants of equity option interests (EO Interests) during 1994 and 1995. The various option grants, including those granted pursuant to the Recapitalization, are considered compensatory and are accounted for similar to stock appreciation rights. The Company recognizes compensation expense over the vesting period based on the excess of the fair value of the Class B Units, as determined by the Administrative Committee, over the exercise price of the option and such expense is periodically adjusted for changes in the fair value of the Class B units.

    Effective January 1, 1996, the various option plans mentioned above were replaced by the EOP. The EOP provides for the grant of EO Interests in the Company. Options generally expire 15 years from the date of grant and vest 25% at the end of each of the next four years. Previously granted options continue to vest under their previous schedule which, in most cases, vested 20% at employment and 20% at the end of each subsequent year.

                NEXTLINK COMMUNICATIONS, L.L.C. AND SUBSIDIARIES

                               DECEMBER 31, 1996

10. MEMBERS' EQUITY: (CONTINUED)
    Information regarding the Company's EOP is summarized below:

                                                                                  WEIGHTED
                                                                                  AVERAGE
                                                                    NUMBER        EXERCISE
                                                                   OF UNITS        PRICES
                                                                  -----------  --------------
Balance, inception (September 16, 1994).........................
  Granted.......................................................      898,996  $         0.01
                                                                  -----------
Balance, December 31, 1994......................................      898,996  $         0.01
  Granted.......................................................    1,135,176  $         0.01
  Granted pursuant to the Recapitalization......................    1,953,656  $         0.01
  Canceled......................................................     (375,000) $         0.01
                                                                  -----------
Balance, December 31, 1995......................................    3,612,828  $         0.01
  Granted.......................................................    1,031,002  $         0.85
  Canceled......................................................     (101,608) $         0.01
                                                                  -----------
Balance, December 31, 1996......................................    4,542,222  $         0.20
                                                                  -----------
                                                                  -----------

    Of the options outstanding at December 31, 1996, there were 4,383,722 with exercise prices ranging from $0.01 to $0.44 and 158,500 with an exercise price of $3.50.

    As of December 31, 1994, 1995 and 1996, there were 59,149, 805,864 and
1,551,782 options vested, respectively. For the same periods, the weighted average exercise for these vested options were $0.01, $0.01 and $0.02, respectively. The Company recorded $375,000 and $9,914,000 of deferred compensation expense related to the EOP during 1995 and 1996, respectively. Such deferred compensation is included in other long-term liabilities.

    On January 31, 1997, in conjunction with the Incorporation, the Company established a new stock option plan. All options previously outstanding will be regranted under the new plan with terms and conditions substantially the same as under the previous plan except that option holders will no longer have the option to require the Company to repurchase units for cash upon exercise of such units, nor will the Company have the option to repurchase exercised units for cash.

11. QUARTERLY SUMMARY OF OPERATIONS (UNAUDITED):

    The financial information presented below reflects all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary to a fair presentation of the results for the interim periods.

                NEXTLINK COMMUNICATIONS, L.L.C. AND SUBSIDIARIES

                               DECEMBER 31, 1996

11. QUARTERLY SUMMARY OF OPERATIONS (UNAUDITED): (CONTINUED)
    Summarized quarterly financial data for 1995 and 1996 is as follows (unaudited, in thousands):

                                                                   1995
                                               ---------------------------------------------
                                                  1ST        2ND         3RD         4TH
                                               ---------  ----------  ----------  ----------
Revenue......................................  $     399  $    1,000  $    2,825  $    3,328
Cost and expenses............................      2,003       3,289       5,271       9,451
                                               ---------  ----------  ----------  ----------
Loss from operations.........................     (1,604)     (2,289)     (2,446)     (6,123)
Other income, net............................         43          36         (95)       (253)
                                               ---------  ----------  ----------  ----------
Net loss.....................................  $  (1,561) $   (2,253) $   (2,541) $   (6,376)
                                               ---------  ----------  ----------  ----------
                                               ---------  ----------  ----------  ----------

                                                                   1996
                                               ---------------------------------------------
                                                  1ST        2ND         3RD         4TH
                                               ---------  ----------  ----------  ----------
Revenue......................................  $   5,370  $    6,671  $    6,919  $    6,726
Cost and expenses............................     12,041      15,415      23,050      26,195
                                               ---------  ----------  ----------  ----------
Loss from operations.........................     (6,671)     (8,744)    (16,131)    (19,469)
Other income (expense), net..................       (445)     (4,973)     (7,371)     (7,297)
                                               ---------  ----------  ----------  ----------
Net loss.....................................  $  (7,116) $  (13,717) $  (23,502) $  (26,766)
                                               ---------  ----------  ----------  ----------
                                               ---------  ----------  ----------  ----------

12. SUBSEQUENT EVENTS:

    INCORPORATION

    On January 31, 1997, the Company was merged into NEXTLINK Communications, Inc. (Communications), a Washington corporation in a tax-free transaction. In the merger, the Company's Class A membership interests were converted into shares of Class B common stock of Communications, and options to purchase Class B membership interests were converted into options to purchase shares of Class A common stock of Communications. Communications Class A common stock and Class B common stock will be identical in dividend and liquidation rights, and will vote together as a single class on all matters, except as otherwise required by applicable law, with the Class A shareholders entitled to cast one vote per share, and the Class B shareholders entitled to cast 10 votes per share. In calculating the number of shares of Communications common stock that each of the Company's Class A members received in the merger, the Company applied a formula that reflected each members' revalued capital account balance as of January 31, 1997. Class B membership options were converted on a one to one basis. After the incorporation, Communications had 100,000,000 and 83,123,084 shares of Class B common stock authorized and outstanding, respectively and 250,000,000 and 0 shares of Class A common stock authorized and outstanding, respectively with options to purchase 4,668,912 shares of Class A common stock outstanding. Communications also has 25,000,000 shares of Preferred Shares authorized, 5,700,000 are outstanding. See below under "Financing." The amount of Class B common stock outstanding excludes 3,571,364 shares of Class B common stock issuable upon exercise of an option granted to Mr. James F. Voelker, the Company's President.

                NEXTLINK COMMUNICATIONS, L.L.C. AND SUBSIDIARIES

                               DECEMBER 31, 1996

12. SUBSEQUENT EVENTS: (CONTINUED)
    The conversion of the Company to a taxable corporation will result in the Company recording fully reserved net deferred tax assets. Major items giving rise to deferred tax assets include deferred compensation and certain operating expenses capitalized for tax purposes. Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realization of the net deferred tax assets. Accordingly, a valuation allowance will be provided for the net deferred tax assets of the Company.

    FINANCING

    On January 31, 1997, the Company completed the sale of 5.7 million units consisting of (i) 14% senior exchangeable redeemable preferred shares (Preferred Shares), liquidation preference $50 per share, and (ii) contingent warrants to acquire in the aggregate 5% of each class of outstanding junior shares (as defined) of the Company on a fully diluted basis as of February 1, 1998, which resulted in gross proceeds to the Company of $285 million and proceeds net of underwriting discounts, advisory fees and expenses of $274 million. Dividends on the Preferred Shares will accrue from January 31, 1997 and will be payable quarterly commencing on May 1, 1997 at an annual rate of 14% of the liquidation preference thereof. Dividends may be paid, at the Company's option, on any dividend payment date occurring on or prior to February 1, 2002 either in cash or by issuing additional Preferred Shares with an aggregate liquidation preference equal to the amount of such dividends. The Company is required to redeem all of the Preferred Shares outstanding on February 1, 2009 at a redemption price equal to 100% of the liquidation preference thereof, plus accumulated and unpaid dividends to the date of redemption.

    Subject to certain conditions, the Preferred Shares are exchangeable in whole, but not in part, at the option of the Company, on any dividend payment date, for the 14% senior subordinated notes (Senior Subordinated Notes) due February 1, 2009 of the Company. All terms and conditions of the Senior Subordinated Notes would be substantially the same as those of the Preferred Shares.

    The contingent warrants are only exercisable on any business day after February 1, 1998 if a Qualifying Event has not occurred on or prior to February 1, 1998. A Qualifying Event means a public equity offering (as defined) or one or more strategic equity investments (as defined) which in either case results in aggregate net proceeds to the Company of not less than $75 million.

    In the event of a change in control of the Company, the Company will be required to offer to purchase all of the then outstanding Preferred Shares at a price equal to 101% of the liquidation preference thereof, plus accumulated and unpaid dividends to the date of redemption.

    ACQUISITION

    On February 4, 1997, the Company completed the acquisition of substantially all of the assets of Linkatel Pacific, L.P. (Linkatel), a Los Angeles-based competitive access telecommunications provider. At the time of acquisition, Linkatel operated an 80 mile fiber optic telecommunications network covering several markets in the Orange and Los Angeles county areas. The acquired assets consist primarily of fiber optic network equipment and rights-of-way. The Company plans to expand the network and add switching facilities in order to provide switched local services during 1997. The total purchase price of $42.5 million consisted of a cash payment of $36.1 million, the repayment of debt of $5.6 million and the assumption of net liabilities of $0.8 million.

                NEXTLINK COMMUNICATIONS, L.L.C. AND SUBSIDIARIES

                               DECEMBER 31, 1996

12. SUBSEQUENT EVENTS: (CONTINUED)
    The assets acquired and consideration given were as follows (in thousands):

Fair value of tangible assets and liabilities acquired............  $  12,003
Fair value of intangible assets acquired..........................     29,682
                                                                    ---------
                                                                    $  41,685
                                                                    ---------
                                                                    ---------

Cash paid for assets, including repayment of debt.................  $  41,685
                                                                    ---------
                                                                    ---------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of
  Sound Response Corporation:

    We have audited the accompanying statements of operations of Sound Response Corporation (an Oregon corporation) for the years ended December 31, 1993 and 1994, and for the eight months ended August 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the statements of operations referred to above present fairly, in all material respects, the results of operations of Sound Response Corporation for the years ended December 31, 1993 and 1994, and for the eight months ended August 31, 1995, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Seattle, Washington,

March 22, 1996

                           SOUND RESPONSE CORPORATION

                            STATEMENTS OF OPERATIONS

                                                                                                        EIGHT
                                                                              YEARS ENDED              MONTHS
                                                                              DECEMBER 31,              ENDED
                                                                      ----------------------------   AUGUST 31,
                                                                          1993           1994           1995
                                                                      -------------  -------------  -------------
REVENUE.............................................................  $   1,888,805  $   3,232,907  $   8,285,795
                                                                      -------------  -------------  -------------
COST AND EXPENSES:
    Operating.......................................................        606,690        885,781      2,565,889
    Selling, general and administrative.............................      1,094,155      1,889,106      3,330,860
    Depreciation and amortization...................................         70,410        102,012        151,328
                                                                      -------------  -------------  -------------
                                                                          1,771,255      2,876,899      6,048,077
                                                                      -------------  -------------  -------------
INCOME FROM OPERATIONS..............................................        117,550        356,008      2,237,718
INTEREST EXPENSE....................................................         17,563         20,320         16,848
                                                                      -------------  -------------  -------------
NET INCOME..........................................................  $      99,987  $     335,688  $   2,220,870
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

   The accompanying notes are an integral part of these financial statements.

                           SOUND RESPONSE CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

                                AUGUST 31, 1995

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  ORGANIZATION AND PRINCIPLES OF CONSOLIDATION

    The financial statements include the accounts of Sound Response Corporation, an Oregon S corporation. The Company was formed August 12, 1991, and is principally engaged in the ownership and operation of enhanced or intelligent communications services.

  REVENUE RECOGNITION

    The Company recognizes revenue in the period that service is provided. Bad debt expense of $2,952, $28,739 and $40,000, are included in selling, general and administrative expenses for the periods ended December 31, 1993 and 1994, and August 31, 1995, respectively.

  PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Provisions for depreciation are computed using the straight-line method over estimated useful lives, which range from five to seven years, beginning in the month an asset is put into service. Leasehold improvements are amortized using the straight-line method over the term of the lease.

  INCOME TAXES

    The Company has been organized and operated under a subchapter S tax status structured in a manner that is intended to result in the classification of the Company as a partnership for federal income tax purposes. Accordingly, no provision for income taxes has been made.

  CONCENTRATION OF CREDIT RISK

    Financial instruments which potentially subject the Company to concentration of credit risk consist principally of accounts receivable. Concentrations of credit risk with respect to accounts receivable are limited due to the dispersion of the Company's customer base among different industries and remedies provided by terms of contracts and statutes.

    Certain of the Company's customers provide a significant portion of the Company's revenues. Customers providing more than 10% of the Company's revenues during the periods ending December 31, 1993 and 1994 and August 31, 1995 are as follows:

                                                              YEAR ENDED DECEMBER 31,    EIGHT MONTHS
                                                                                         ENDED AUGUST
                                                              ------------------------           31,
                                                                 1993         1994           1995
                                                                 -----        -----     ---------------
Number of customers.........................................           3            2              2
Percentage of revenues......................................          71%          42%            97%

  USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets

                           SOUND RESPONSE CORPORATION

                                AUGUST 31, 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  LONG TERM DEBT:

    During 1995, the Company entered into several operating line-of-credit agreements with interest rates ranging from 9.5% to 10.5%. All agreements were cancelled as of August 31, 1995.

3.  COMMITMENTS AND CONTINGENCIES:

    Total rent expense amounted to approximately $51,000 and $78,000 for the years ended December 31, 1993 and 1994, respectively, and $115,000 for the eight months ended August 31, 1995.

4. EMPLOYEE STOCK AWARD PLAN:

    During 1993, the Company established the Key Employee Stock Award Plan (the
Plan). During the years ended December 31, 1993 and 1994, and the eight months ended August 31, 1995, 110,000, 75,000 and 2,500 shares were awarded, respectively. Compensation expense was recorded upon award of the shares. Compensation expense of $88,000, $142,500 and $0 was recognized in the years ended December 31, 1993 and 1994, and the eight months ended August 31, 1995 respectively. The Plan was terminated as of August 31, 1995.

5. SUBSEQUENT EVENT:

    In September 1995, NEXTLINK Communications, L.L.C. (NEXTLINK) acquired certain assets of the Company and immediately contributed the assets to NEXTLINK Interactive, L.L.C. NEXTLINK Interactive, L.L.C. provides interactive nationwide voice response and debit card services. The total cost of the acquisition was approximately $12,193,000. Included in the cost of the acquisition are 4,411,941 units of NEXTLINK valued at $4,411,941 and $3,000,000 of deferred purchase consideration payable to BWP, Inc. (formerly known as Sound Response Corporation). In addition, NEXTLINK made a distribution of $905,000 to BWP, Inc., in 1996 to satisfy certain liabilities in connection with the acquisition.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                                       PAGE
                                                     ---------
Prospectus Summary.................................          1
Risk Factors.......................................         10
The Company........................................         17
Use of Proceeds....................................         17
Capitalization.....................................         18
Selected Historical Consolidated Financial and
  Operating Data...................................         19
Management's Discussion and Analysis of Financial
  Condition and Results of Operations..............         22
Business...........................................         28
Management.........................................         51
Certain Relationships and Related Transactions.....         61
Security Ownership of Certain Beneficial Owners and
  Management.......................................         63
Description of the Notes...........................         65
Description of Certain Indebtedness................         93
Certain United States Federal Income Tax
  Consequences.....................................         95
Underwriting.......................................         98
Validity of the Notes..............................         99
Experts............................................         99
Available Information..............................         99
Glossary...........................................        A-1
Index to Consolidated Financial Statements.........        F-1

$200,000,000

NEXTLINK

COMMUNICATIONS, INC.

  % SENIOR NOTES DUE 2007

                 [LOGO]

SALOMON BROTHERS INC

MERRILL LYNCH & CO.

BEAR, STEARNS & CO. INC.

TD SECURITIES

PROSPECTUS

DATED       , 1997

'

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following is a list of the estimated expenses to be incurred by the Company in connection with the distribution of the Class A Common Stock being registered hereby. Except for the Securities and Exchange Commission Registration Fee and the NASD Filing Fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee..............  $  60,606
NASD Filing Fee..................................................     20,500
Printing and Engraving Costs.....................................      *
Accounting Fees and Expenses.....................................      *
Legal Fees and Expenses (excluding Blue Sky).....................      *
Blue Sky Fees and Expenses.......................................      *
Trustee Fees.....................................................      *
Miscellaneous....................................................      *
                                                                   ---------
    Total........................................................  $  --
                                                                   ---------
                                                                   ---------

------------------------

* To be provided by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 23B.08.510 of the Revised Code of Washington authorizes Washington corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director. The Company's Articles of Incorporation and By-laws require indemnification of the Company's officers and directors to the fullest extent permitted by Washington law. The Company also maintains directors' and officers' liability insurance.

    The Company's By-laws and Articles of Incorporation provide that the Company shall, to the full extent permitted by the Washington Business Corporation Act (the "Washington Business Act") of the State of Washington, as amended from time to time, indemnify all directors and officers of the Company. In addition, the Company's Articles of Incorporation contains a provision eliminating the personal liability of directors to the Company or its shareholders for monetary damages arising out of a breach of fiduciary duty. Under Washington law, this provision eliminates the liability of a director for breach of fiduciary duty but does not eliminate the personal liability of any director for (i) acts of omissions of a director that involve intentional misconduct or a knowing violation of law, (ii) conduct in violation of Section 23B.08.310 of the Revised Code of Washington (which section relates to unlawful distributions) or (iii) any transaction from which a director personally received a benefit in money, property or services to which the director was not legally entitled.

    The Company intends to enter into separate indemnification agreements with each of its directors and executive officers.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

    In the three years preceding the filing of this Registration Statement, the Company has issued the following securities that were not registered under the Securities Act:

    In June 1997, the Company issued 400,000 shares of Class A Common Stock to Comdisco, Inc. ("Comdisco") in connection with the execution of a Master Service Agreement dated as of June 6, 1997 between the Company whereby Comdisco agreed to provide certain telecommunications services to the company in Chicago, Illinois, New York, New York, Atlanta, Georgia, Dallas, Texas and Philadelphia, Pennsylvania and any other areas the parties may agree upon in the future. Such shares of Class A Common Stock were paid in consideration of the exclusivity agreement by Comdisco to refrain from offering its services to any other carrier or reseller in any of the geographical areas covered by the Master Services Agreement. Such shares of Class A Common Stock were issued in reliance upon an exemption from registration contained in Section 4(2) of the Securities Act.

    On January 31, 1997, the Company, issued and sold 5,700,000 Units consisting of (i) 14% Senior Exchangeable Redeemable Preferred Shares, liquidation preference $50 per share and (ii) Contingent Warrants to Merrill Lynch & Co. and Toronto Dominion Securities (USA) Inc., as representatives of several underwriters, pursuant to an exemption from registration contained in Section 4(2) of the Securities Act.

    On April 25, 1996, NEXTLINK Communications, L.L.C., the predecessor to the Company, and NEXTLINK Capital, Inc., a Washington corporation and a wholly owned subsidiary of the Company, issued and sold $350,000,000 aggregate principal amount of their 12 1/2% Senior Notes due April 15, 2006 to Goldman, Sachs & Co., Bear, Stearns & Co. Inc., Salomon Brothers Inc and Toronto Dominion Securities
(USA) Inc., as representatives of several underwriters, pursuant to an exemption from registration contained in Section 4(2) of the Securities Act.

    Effective January 1, 1996, the Company issued 651,933 Class A Units to U.S. Network Corporation in connection with the Company's acquisition of an existing fiber optic network and switching facilities in the downtown business centers of Cleveland, Columbus and Akron, Ohio. Such Class A Units were issued in reliance upon an exemption from registration contained in Section 4(2) of the Securities Act.

    Effective March 28, 1996, the Company merged four of its five operating subsidiaries with newly formed entities owned by the Company (the "Recapitalization"). As a result of these mergers, the entities and individuals holding minority interests in the subsidiaries exchanged these interests for 3,841,207 Class A Units of the Company (representing an approximate 5.9% ownership interest in the Company) which were valued at approximately $5.6 million. NEXTLINK Washington, L.L.C. did not participate in the merger. The transaction has been accounted for as a purchase of minority interests. Accordingly, the $2.9 million excess of the purchase price over the book value of the interests acquired was recorded as goodwill. In addition to the exchange of equity interests, the Company exchanged options to acquire equity interests in the subsidiaries for options to acquire Class B Units in the Company. In connection with this transaction, the Company issued 1,953,656 options with exercise prices of $0.01 and four-year vesting schedules. These options had substantially the same economic values and vesting schedules as the subsidiary options which were exchanged. Such securities were issued in reliance upon an exemption from registration contained in Section 4(2) of the Securities Act.

    On December 13, 1996, the Company issued 900,000 Class A Units to the prior owners of ITC in connection with the acquisition of ITC by the Company. ITC is a switched-based long distance reseller based in Salt Lake City, Utah with operations in Utah, Colorado, Arizona, New Mexico and Idaho. Such Class A Units were issued in reliance upon an exemption from registration contained in Section 4(2) of the Securities Act.

    At various times during 1996 and January 1997, the Company issued options under the Amended and Restated Equity Option Plan of NEXTLINK Communications, L.L.C. (the "EOP") to its employees to purchase an aggregate of 1,256,502 Class B Units. The exercise prices of these options range from $0.01 (with respect to options to purchase 177,628 Class B Units) to $0.44 (with respect to options to purchase 724,874 Class B Units) to $3.50 (with respect to options to purchase 354,000 Class B Units).

The options granted generally vest over four years. Such options were issued in reliance upon an exemption from registration contained in Section 4(2) of the Securities Act.

    From the inception of NEXTLINK through the end of 1995, NEXTLINK's capital and operational funding was provided on an as needed basis, primarily by Eagle River. During this period, under NEXTLINK's limited liability company agreement, one equity unit was issued for each dollar in cash or assets contributed to NEXTLINK. The equity ownership units issued from time to time during the course of this period thus reflect this one dollar to one equity unit equivalency. As of December 31, 1996, Eagle River had contributed approximately $53.9 million to NEXTLINK and had received approximately 53.9 million Class A Units in NEXTLINK Communications, L.L.C., which were converted to approximately 72.3 million shares of Class B Common Stock of the Company on January 31, 1997, including certain issuances described below.

    On September 1, 1995, NEXTLINK agreed to pay $3.0 million to BWP, Inc. in connection with the acquisition of certain assets of Sound Response Corporation. A payment of $1.5 million was made on September 1, 1996 and an additional payment of $1.5 million is due September 1, 1997. In addition, NEXTLINK issued approximately 4.4 million Class A Units in NEXTLINK Communications, L.L.C., which were converted to approximately 5.9 million shares of Class B Common Stock of the Company on January 31, 1997, to BWP, Inc. in connection with this asset acquisition.

    On January 31, 1995, Eagle River lent NEXTLINK $3.3 million in connection with the acquisition of certain assets from City Signal, Inc. The note was unsecured and bore interest at the prime rate plus 2%. The note plus accrued interest was repaid with a portion of the net proceeds of NEXTLINK's offering of 12 1/2% Notes. NEXTLINK's principal equity owner, Mr. Craig O. McCaw, through Eagle River made advances to NEXTLINK primarily to fund NEXTLINK's capital expenditures (excluding acquisitions) and operating losses between January 1996 and April 1996. These advances of approximately $32.2 million, including accrued interest, were repaid using a portion of the net proceeds of the offering of the 12 1/2% Notes.

    During 1995, Eagle River lent NEXTLINK $7.3 million in connection with asset acquisitions and operating expenses. The note bore interest at the prime rate plus 2% and, on December 1, 1995, was converted to equity and approximately 7.3 million Class A Units in NEXTLINK Communications, L.L.C., which, along with the other Units owned by Eagle River, were converted to shares of Class B Common Stock of the Company on January 31, 1997.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits:

      *1   --Form of Underwriting Agreement.

      3.1  --Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-4 of the Company, file no. 333-23377).

      3.2  --By-laws of the Company (incorporated by reference to Exhibit 3.2 to the
             Registration Statement on Form S-4 of the Company, file no. 333-23377).

     *4.1  --Indenture dated as of     , 1997 between United States Trust Company of New York,
             as Trustee, and the Company, including form of Global Note.

      4.2  --Indenture dated as of April 25, 1996 between the United States Trust Company of
             New York, as Trustee, and the Company (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-4 of NEXTLINK Communications, L.L.C. (the
             predecessor of the Company), file no. 333-4603).

      4.3  --Certificate of Designations of the Powers, Preferences and Relative,
             Participating, Optional and other Special Rights of the 14% Preferred Shares
             (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form
             S-4 of the Company, file no. 333-23377).

     *5.1  --Opinion of Willkie Farr & Gallagher.

     *5.2  --Opinion of Davis Wright Tremaine, LLP.

     10.1  --Stock Option Plan of the Company (incorporated by reference to Exhibit 10.1 to the
             Registration Statement on Form S-4 of the Company, file no. 333-23377).

     10.2  --Management Agreement, dated as of April 30, 1996, by and between NEXTLINK
             Management Services, L.L.C. and Telecommunications of Nevada, L.L.C. (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-4 of NEXTLINK
             Communications, L.L.C. (the predecessor of the Company) file no. 333-4603).

     10.3  --Collateral Pledge Agreement dated April 25, 1996 between the Company and the
             United States Trust Company of New York (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-4 of NEXTLINK Communications, L.L.C. (the
             predecessor of the Company), file no. 333-4603).

     *21   --Subsidiaries of the Registrant.

     23.1  --Consent of Arthur Andersen LLP.

    *23.2  --Consent of Willkie Farr & Gallagher (included in their opinion filed as Exhibit
             5.1).

    *23.3  --Consent of Davis Wright Tremaine, LLP (included in their opinion filed as Exhibit
             5.2).

      24   --Powers of Attorney (included on signature pages).

     *25   --Statement on Form T-1 of Eligibility of Trustee.

------------------------

* To be filed by amendment.

    (b) Financial Statement Schedules:

    All schedules have been omitted because they are not applicable or not required or the required information is included in the financial statements or notes thereto.

ITEM 22.  UNDERTAKINGS.

    The undersigned Registrant hereby undertakes that:

        (1) For the purpose of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that item shall be deemed to be the initial bona fide public offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions, described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on July 24, 1997.

                                NEXTLINK COMMUNICATIONS, INC.

                                BY:  /S/ JAMES F. VOELKER
                                     -----------------------------------------
                                     James F. Voelker
                                     TITLE: PRESIDENT

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned, being a director or officer, or both of NEXTLINK Communications, Inc., a Washington corporation, hereby constitutes and appoints James F. Voelker and R. Bruce Easter, Jr., and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement or any registration statement for this offering that is to be effective upon the filing thereof pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite, necessary or advisable to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------
                                Chairman of the Board and          , 1997
------------------------------    Director
       Steven W. Hooper
      /s/ WAYNE M. PERRY        Vice Chairman of the Board      July 24, 1997
------------------------------    and Chief Executive
        Wayne M. Perry            Officer (Principal
                                  Executive Officer) and
                                  Director
     /s/ JAMES F. VOELKER       President and Director          July 24, 1997
------------------------------
       James F. Voelker
    /s/ KATHLEEN H. ISKRA       Vice President, Chief           July 24, 1997
------------------------------    Financial Officer
      Kathleen H. Iskra           (Principal Financial
                                  Officer and Principal
                                  Accounting Officer)
      /s/ GRAIG O. MCCAW        Director                        July 24, 1997
------------------------------
        Graig O. McCaw
     /s/ DENNIS WEIBLING        Director                        July 24, 1997
------------------------------
       Dennis Weibling
       /s/ SCOT JARVIS          Director                        July 24, 1997
------------------------------
         Scot Jarvis
    /s/ WILLIAM A. HOGLUND      Director                        July 24, 1997
------------------------------
      William A. Hoglund

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